EXHIBIT 99.11

SECURING B.C.'S FUTURE

FIRST QUARTERLY REPORT | SEPTEMBER 2026

BRITISH COLUMBIA

StrongerBC

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First Quarterly Report

Fiscal Plan Update
2026/27 - 2028/29

2026/27 Economic Outlook and

Financial Forecast

&

Three Month Results

April - June 2026

British Columbia Cataloguing in Publication Data

British Columbia. Ministry of Finance.

Quarterly report on the economy, fiscal situation and Crown corporations. -ongoing-

Quarterly.

Title on cover: Quarterly report.

Continues: British Columbia. Ministry of Finance.

Quarterly financial report. ISSN 0833-1375.

ISSN 1192-2176 - Quarterly Report on the economy, fiscal situation and Crown corporations.

1.  Finance, Public - British Columbia - Accounting - Periodicals. 2.  British Columbia - Economic conditions - 1945-     - Periodicals.* 3.  Corporations, Government - British Columbia - Accounting - Periodicals. I.  Title.

HJ13.B77 354.711'007231'05

2026/27 First Quarterly Report September 14, 2026
TABLE OF CONTENTS

First Quarterly Report 2026/27	| i

ii |	First Quarterly Report 2026/27

First Quarterly Report 2026/27	| iii

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UPDATED FISCAL PLAN - 2026/27 to 2028/29

($ millions)	2026/27	2027/28	2028/29
Deficit - Budget 2026	(13,309)	(12,165)	(11,437)
Fiscal Plan Updates:
Personal income tax revenue	471	250	274
Corporate income tax revenue	416	(290)	(284)
Sales tax revenue	169	174	170
Employer health tax revenue	(71)	(72)	(75)
Property transfer tax revenue	(305)	(343)	(375)
Other taxation revenue	(106)	(115)	(170)
Natural gas royalties revenue	(531)	(161)	(165)
Other natural resources revenue	242	253	257
Contributions from the federal government	284	186	145
Other revenue	220	77	152
Fire management costs	(614)	-	-
Refundable tax credits	(458)	(231)	(234)
Other spending changes	(167)	(234)	(246)
Deficit - First Quarterly Report	(13,759)	(12,671)	(11,988)

Contingencies Vote	5,000	5,000	5,000

Capital Spending Levels:
Taxpayer-supported capital spending	12,948	12,804	10,663
Self-supported capital spending	5,004	6,892	7,358
	17,952	19,696	18,021
Provincial Debt:
Taxpayer-supported debt	141,139	165,615	187,272
Self-supported debt	39,747	44,068	48,575
	180,886	209,683	235,847
Taxpayer-supported Debt Metrics:
Debt-to-GDP ratio	30.1%	33.9%	36.8%
Interest bite (cents per dollar of revenue)	6.1	7.3	8.2

Financial Outlook

This update reflects higher spending for wildfires and refundable tax credits as well as various changes in revenue, including income tax, property transfer tax, and in natural resources. Further details are outlined in this report.

Revenue forecasts are higher by $789 million in 2026/27, and lower by $41 million in 2027/28 and $71 million in 2028/29.

Expense projections are higher by $1.2 billion in 2026/27, $465 million in 2027/28 and $480 million in 2028/29.

The First Quarterly Report is being released during a time of new U.S. tariffs, ongoing volatility with global trade, and geopolitical uncertainty. B.C.'s economy continues to be resilient, with stable growth in the outlook.

The Province is also continuing to work with the federal government on shared priorities and is focused on responding to the needs of British Columbians.

First Quarterly Report 2026/27	| 1

Updated 2026/27 Financial Forecast

These changes result in forecast deficits of $13.8 billion in 2026/27, $12.7 billion in 2027/28 and $12.0 billion in 2028/29.

Personal income taxation revenue is higher by nearly $1.0 billion over the fiscal plan period mainly reflecting stronger household incomes and preliminary 2025 tax assessment information from the federal government for prior years. Corporate income tax projections have been updated to reflect the federal government's revised forecast of national corporate taxable income, with an increase in 2026/27 reflecting preliminary 2025 tax assessment information and a decrease in the following two years due to weaker corporate profit growth compared to Budget 2026. Property transfer tax revenue is forecast to be lower by $1.0 billion over the three-year period.

Revenue from the natural resource sector is forecast to be lower by $105 million over the three-year period. Natural gas royalties reflect the effects of lower prices, relatively unchanged volumes, partially offset by higher natural gas liquids royalties. The revised natural gas price forecast incorporates the correction of calculation errors found in the Budget 2026 price forecast, lower price outlook expectations from private sector forecasters, as well as reflecting the proposed new royalty framework's latest design assumptions. Forest revenues are expected to decline across the fiscal plan reflecting lower stumpage revenues. These declines are partly offset by stronger mining revenues.

Contributions from the federal government are forecast to increase over the fiscal plan period mainly due to one-time funding related to affordable housing supply and higher transfers in support of public transit and child care.

Compared to budget, expense projections are higher across the fiscal plan period mainly due to increased expense for refundable tax credits to reflect higher claims for capital gains refund, renter's tax credit and production services tax credits. Spending funded by federal government contributions, as mentioned above, for public transit and child care initiatives are also projected to increase across the fiscal plan period. The spending forecast for fire management is also expected to increase in 2026/27. These spending increases are partially offset by lower debt interest costs primarily due to lower than expected borrowing.

Economic Outlook

The First Quarterly Report forecast for B.C.'s economy is lower than Budget 2026 expectations, reflecting temporary weakness in the labour and housing markets, which is expected to weigh on consumer spending and residential investment in the near-term. B.C. real GDP growth in 2026 has been revised down to 0.9 per cent from 1.3 per cent, and the forecast for 2027 has increased to 1.9 per cent from 1.8 per cent.

B.C.'s economic performance has been mixed in the first seven months of 2026. Persistent economic uncertainty associated with U.S. tariffs, the conflict in the Middle East, and tighter federal immigration policy have contributed to significant headwinds to B.C.'s economy. The ongoing conflict in the Middle East has caused major disruptions to global supply chains and energy prices, driving up inflation in recent months. Retail sales saw slow growth early in the year, despite gains in wages and salaries, as economic uncertainty and labour market weakness weighed on consumer spending. Subdued market conditions continue to dampen housing market activity. Merchandise exports have seen modest gains despite U.S. tariffs. Exports to non-U.S. destinations have increased, supported by rising LNG production and higher prices for key commodities. Meanwhile, exports to the U.S. are down, largely due to lower exports of softwood lumber.

British Columbia's Real GDP Outlook

2 |	First Quarterly Report 2026/27

Updated 2026/27 Financial Forecast

Over the medium-term, B.C.'s economy is expected to emerge from a period impacted by global trade uncertainty and low population growth, with average annual real GDP growth of 2.1 per cent from 2028 to 2030, similar to the Budget 2026 forecast.

Capital Investments
Taxpayer-supported capital spending on hospitals, education facilities, transportation infrastructure, housing and other projects is financed through a combination of provincial borrowing, funding provided by third parties, and from internal cash flows. Taxpayer-supported capital spending is forecast to total $36.4 billion over the fiscal plan period, which is $1.3 billion lower than the Budget 2026 forecast due to expected changes in project cash flows.

Over the next three years, self-supported infrastructure spending by commercial Crown corporations totals $19.3 billion.

Debt Affordability
Taxpayer-supported debt is forecast to be lower than budget at the end of 2026/27 due to reduced capital borrowing requirements. Taxpayer-supported debt is projected to reach $187.3 billion by 2028/29, which is $1.7 billion lower than planned, mainly due to lower borrowing for capital requirements.

Taxpayer-Supported Debt-to-GDP

Government's key debt affordability measure, the taxpayer-supported debt-to-GDP ratio, is forecast to be lower than Budget 2026 across each year of the fiscal plan, reaching 36.8 per cent by 2028/29. B.C. continues to maintain manageable debt metrics relative to other Canadian provinces.

Including the self-supported debt of commercial Crown corporations, total provincial debt is projected at $235.8 billion by the end of 2028/29.

Risks to the Fiscal Plan
The main risks to the government's fiscal plan outlook include:
  Continued uncertainty around restrictive global trade policies, U.S. tariffs, and renegotiation of the Canada-United States-Mexico Agreement;
  Immigration and population volatility;
  Weaker global economic activity and ongoing geopolitical conflicts, which contribute to volatility in the economic and fiscal outlooks;
  Assumptions underlying projections for revenue and for Crown corporation net income such as economic factors and commodity prices;
  Increased costs and demands for government services, such as health care, social programs or response and recovery from climate related disasters;
  Potential changes to transfer allocations and cost-sharing agreements with the federal government, and impacts on the provincial income tax bases arising from federal tax policy changes; and
  Changes in the timing of capital projects and related spending, which may be influenced by several factors, such as market conditions, supply chain challenges and weather.
To mitigate against unexpected and unknown operating costs, the Contingencies Vote includes budget allocations of $5.0 billion in each year of the fiscal plan. This includes funding to address caseload pressures, costs related to the collective bargaining mandate and emerging priorities. There are no changes to the Contingencies Vote forecast compared to Budget 2026.

First Quarterly Report 2026/27	| 3

Updated 2026/27 Financial Forecast

Conclusion
While B.C.'s fiscal forecast shows a higher deficit from budget across the fiscal plan period, these changes include higher spending in 2026/27 to support communities affected by wildfires, lower revenue outlooks and higher spending for refundable tax credits for capital gains refund, renter's tax credit and production services tax credits in 2027/28 and 2028/29. The province's economy continues to be resilient, and taxpayer-supported debt remains affordable compared to provincial peers.

Government continues to take careful steps to protect the services people rely on while making investments in B.C.'s long-term economic growth to improve the fiscal plan over the longer term.

4 |	First Quarterly Report 2026/27

PART 1 | UPDATED 2026/27 FINANCIAL FORECAST

Introduction

Table 1.1 2026/27 Forecast Update
($ millions)	Budget 2026	First Quarterly Report	Change
Revenue	85,523	86,312	789
Expense	(98,832)	(100,071)	(1,239)
Deficit	(13,309)	(13,759)	(450)
Capital Spending:
Taxpayer-supported capital spending	13,664	12,948	(716)
Self-supported capital spending	5,013	5,004	(9)
	18,677	17,952	(725)
Provincial Debt:
Taxpayer-supported debt	142,897	141,139	(1,758)
Self-supported debt	40,477	39,747	(730)
	183,374	180,886	(2,488)
Taxpayer-supported Debt Metrics:
Debt-to-GDP ratio	30.6%	30.1%	-0.5%
Interest bite (cents per dollar of revenue)	6.2	6.1	-0.1

The first quarter update for 2026/27 is projecting a deficit of $13.8 billion, an increase of $450 million from the budget deficit forecast of $13.3 billion. The revenue forecast is higher mainly due to increases in personal and corporate income tax revenue, sales tax revenue, federal government contributions and other revenue. This is partially offset by decreases in revenue from the natural resource sector and property transfer tax. The expense forecast increase is mainly due to higher spending for wildfire response and higher refundable tax credits.

Details of the revenue and expense forecast changes from Budget 2026 are shown in Chart 1.1 and Table 1.2.

Chart 1.1  2026/27 Deficit - Major Changes from Budget 2026

First Quarterly Report 2026/27	| 5

Updated 2026/27 Financial Forecast

Table 1.2 2026/27 Financial Forecast Changes
($ millions)
2026/27 deficit at Budget 2026 (February 17, 2026)	(13,309)
Revenue[1] changes:
Personal income tax - reflecting higher household income and preliminary 2025 tax assessment information	471
Corporate income tax - higher prior-year settlement payment, and increase in advance instalments reflecting preliminary 2025 tax assessment information	416
Provincial sales tax - reflecting higher 2025/26 carry forward and year-to-date sales activity	169
Property transfer tax - reflecting lower than expected year-to-date sales results	(305)
Output-based pricing system - reflecting lower revenue forecast from large emitters	(81)
Property tax - reflecting weaker 2026 assessment values partly offset by additional audit revenues	(33)
Employer health tax - reflecting impacts of 2025/26 results and lower payroll base partly offset by improved wages and salaries growth	(71)
Other taxation sources - higher fuel tax revenue partly offset by lower tobacco, mainly reflecting 2025/26 results and year-to-date activity	8
Natural gas royalties - mainly due to the correction of calculation errors in budget forecast, lower private sector forecasts, and proposed new royalty framework	(531)
Mining - improved mine profitability, inclusion of a new gold mine, higher coal, copper and gold prices	209
Electricity sales under the Columbia River Treaty - lower Mid-C electricity prices	(23)
Forests - mainly lower stumpage rates	(49)
Other natural resources - higher bonus bids cash sales, water rentals and petroleum revenue	105
Fees, licences, investment earnings and miscellaneous revenue:
Investment earnings - higher interest on cash balances and recoveries related to Fiscal Agency Loans	124
Other sources - mainly higher revenue from fees	83
Canada health and social transfers - mainly lower B.C. share of the national population	(20)
Other federal government transfers - mainly increased funding in support of affordable housing supply and higher transfers to taxpayer-supported Crowns	304
Commercial Crown corporation net income - mainly Liquor Distribution Branch	13
Total revenue changes	789

Less : expense[1] increases (decreases):
Consolidated Revenue Fund changes:
Statutory spending:
Fire management costs	614
Other statutory spending	32
Refundable tax credits - mainly reflects higher capital gains refund, renter's tax credit and production services tax credit	458
Other expense changes - lower interest costs	(27)
Spending funded by third party recoveries	28
Changes in spending profile of service delivery agencies:
School districts	328
Universities	189
Colleges and institutes	33
Health authorities and hospital societies	693
Other service delivery agencies[2]	232
(Increase) decrease in transfers to service delivery agencies - accounting elimination	(1,341)
Total expense changes	1,239
Total changes	(450)
2026/27 deficit at the First Quarterly Report	(13,759)

1 Detailed descriptions of changes are provided in the revenue and expense sections of this report.

2 Includes BC Transportation Financing Authority, BC Transit, BC Housing Management Commission, Community Living BC, and other entities.

6 |	First Quarterly Report 2026/27

Updated 2026/27 Financial Forecast

Projected taxpayer-supported capital spending in 2026/27 is $12.9 billion, which is $716 million lower than forecast in Budget 2026, due to expected timing changes for projects in the health, K-12, and transportation sectors. The self-supported capital spending forecast is $5.0 billion, which is $9 million lower than budget.

The taxpayer-supported debt at the end of 2026/27 is forecast at $141.1 billion, which is $1.8 billion lower than the Budget 2026 forecast mainly due to changes in cash balances and lower capital spending, partially offset by a higher debt balance at the end of 2025/26 and higher operating deficit in the current fiscal year. Self-supported debt is forecast to be $39.7 billion, $730 million lower than Budget 2026 mainly due to changes in internal financing and lower debt balance at the end of 2025/26.

Revenue

Revenue for 2026/27 is forecast to be $86.3 billion - $789 million higher than the projection in Budget 2026. Higher revenue from taxation, federal government contributions (including a one-time funding related to affordable housing supply), fees and miscellaneous sources, and net income from commercial Crowns is partly offset by lower revenue from natural resources. The increase to the taxation revenue forecast is mainly due to impacts of preliminary 2025 tax assessment from the federal government for prior years taxes. The forecast also includes the effects of the First Quarterly Report economic update, the carry-forward impacts of the final 2025/26 revenue results and year-to-date activity in 2026/27. Revenue in the natural resource sector is forecast to be lower than Budget 2026. The lower natural gas royalties forecast is mainly due to the correction of calculation errors made in the Budget 2026 price forecast and lower natural gas market outlook expectations by private sector forecasters. Also contributing to decreased natural resource revenues are lower than expected Mid-Columbia electricity price and forest stumpage rates, partially offset by gains in mining revenue.

Chart 1.2  Revenue Changes from Budget 2026

First Quarterly Report 2026/27	| 7

Updated 2026/27 Financial Forecast

Table 1.3 Comparison of Major Factors Underlying Revenue

Calendar Year	First Quarterly Report				Budget 2026
Per cent growth unless otherwise indicated	2025	2026	2027	2028	2025	2026	2027	2028
Real GDP	2.0	0.9	1.9	1.9	1.5	1.3	1.8	1.9
Nominal GDP	4.6	4.3	4.2	4.2	4.1	4.4	4.1	4.2
Household income	3.8	3.8	3.9	4.2	3.4	3.4	3.8	4.2
Wages and salaries	3.1	3.8	3.3	3.8	2.6	3.3	3.3	3.9
Corporations net operating surplus	8.1	6.6	4.6	3.1	8.1	9.6	4.6	3.4
Employment	1.1	-0.2	0.7	1.0	1.1	0.4	0.8	1.0
Consumer expenditures on durable goods	10.3	-1.3	3.0	3.6	10.9	3.0	2.8	3.5
Consumer expenditures on goods and services	5.5	3.7	4.0	4.7	5.0	3.6	4.2	4.6
Business investment	4.1	1.6	2.4	3.1	3.4	4.1	3.2	2.1
Residential investment	0.7	-2.1	3.8	6.6	1.0	3.8	5.9	6.4
Retail sales	6.4	2.7	2.9	3.7	5.8	2.4	3.3	3.8
Residential sales value	-8.4	-5.1	10.6	7.7	-8.4	13.1	7.6	6.5
B.C. Housing starts	-3.6	-4.2	3.2	3.9	-3.6	0.0	3.9	3.4
U.S. Housing starts	-0.6	0.1	0.7	1.1	-0.9	-0.7	1.9	1.1
SPF 2x4 price ($US/thousand board feet)	$467	$497	$520	$520	$467	$470	$490	$495
Exchange rate (US cents/Canadian dollar)	71.5	72.0	73.8	76.0	71.5	73.6	75.6	77.0
Fiscal Year	2025/26	2026/27	2027/28	2028/29	2025/26	2026/27	2027/28	2028/29
Natural gas price ($Cdn/GJ at plant inlet)	$0.99	$1.10	$1.38	$1.60	$1.12	$2.18	$2.39	$2.48
Bonus bid average bid price per hectare ($)	$3,206	$6,200	$200	$200	$3,200	$200	$200	$200
Electricity price ($US/mega-watt hour, Mid-C)	$58	$52	$52	$62	$60	$60	$58	$62
Metallurgical coal price ($US/tonne, fob Australia)	$199	$224	$218	$217	$189	$198	$205	$209
Copper price ($US/lb)	$4.89	$5.86	$5.67	$5.67	$4.70	$4.97	$4.96	$5.03
Gold price ($US/troy ounce)	$3,926	$4,683	$4,662	$4,350	$3,770	$4,192	$3,926	$3,679
Average stumpage rates ($Cdn/cubic metre)	$13.83	$13.55	$13.93	$14.79	$14.94	$15.24	$15.14	$16.44
Crown harvest volumes (million cubic metres)	31.6	29.0	29.0	29.0	29.0	29.0	29.0	29.0

Detailed revenue projections are disclosed in Table 1.7, and key assumptions and sensitivities relating to revenue are provided in Table A1. For 2026/27, major changes from the Budget 2026 forecast are discussed starting on page 8.

Income Tax Revenue

Personal income tax revenue is up $471 million from budget due to preliminary 2025 tax assessment information, resulting in a one-time increase of $239 million from prior year adjustments relating to 2024 taxes. A $232 million ongoing base impact is due to improved growth in household income.

Corporate income tax revenue is up $416 million due to an increase in prior year settlement payments of $301 million, mainly reflecting preliminary 2025 tax assessment for prior year taxes. The $115 million increase in instalments reflects an updated federal government forecast for 2026 and 2027 national corporate taxable income.

Other Tax Revenue

Property transfer tax revenue is down $305 million from budget mainly due to lower year-to-date sales activity in the housing market reflecting lower demand, consistent with lower than assumed residential sales growth.

Provincial sales tax revenue is up $169 million mainly due to improvements reflected in the 2025/26 results that will carry forward. The increase is consistent with retail sales growth as well as higher nominal expenditures on business investment and consumption of goods and services.

8 |	First Quarterly Report 2026/27

Updated 2026/27 Financial Forecast

Output-based pricing system revenue is down $81 million from budget due to a lower revenue forecast from large emitters.

Employer health tax revenues are down $71 million due to the impacts of 2025/26 results and a lower payroll base compared to budget, partly offset by improvement in wages and salaries growth.

Property tax revenues are down $33 million due to lower residential property tax revenue, mainly reflecting lower 2026 property assessment values. This decrease was partially offset by higher Speculation and Vacancy tax, mainly driven by increased audit activity.

Other taxation revenues are up $8 million from budget as higher fuel tax is partly offset by lower tobacco tax revenues, reflecting the impacts of 2025/26 results and year-to-date sales activity.

Natural Resources Revenue

Natural resource revenues is expected to be $289 million lower than budget.

Revenue from natural gas royalties is down $531 million mainly due to the correction of calculation errors made in the Budget 2026 price forecasts (which account for approximately $300 million of the change) and lower price outlook expectations from private sector forecasters. The updated natural gas price forecast is $1.10 ($Cdn/gigajoule, plant inlet), down from the Budget 2026 assumed price forecast of $2.18.

The updated price assumption continues to be prudent by being within the 20th percentile of the private sector forecasters. Natural gas royalty rates are particularly sensitive to prices in the $1.22 to $2.42 range; consequently, effective royalty rates are generally expected to decline as prices decrease.

The Province has been developing a new royalty framework since 2022, with full implementation scheduled for January 1, 2027. The forecast incorporates the latest design assumptions.

Revenue from coal, metals, minerals and other mining related sources is up $209 million. This increase is primarily a result of improved mine profitability associated with higher forecast prices for coal, copper and gold. The impact of a new gold mine also contributes to the increase. The metallurgical coal price, now forecast to be $224 ($US/tonne, fob Australia), is up 13 per cent from the budget forecast supported by stronger demand expectations across global steel markets. The price of copper forecast at $5.86 ($US/lb), is up 18 per cent from the budget forecast driven by increased demand and global supply constraints. The price of gold, now forecast to be $4,683 ($US/troy ounce), is up 12 per cent from the budget forecast reflecting increased demand.

Revenue from electricity sales under the Columbia River Treaty is down $23 million mainly due to lower Mid-Columbia electricity prices reflecting milder than expected temperatures and decreased demand for power. The Mid-Columbia electricity price, now forecast to be $51.78 ($US/mega-watt hour), is down 14 per cent from the budget forecast.

First Quarterly Report 2026/27	| 9

Updated 2026/27 Financial Forecast

Forest revenue is down $49 million mainly due to lower stumpage rates reflecting increased operating costs and the continued effects of softwood lumber duty rates and 10 per cent tariff. Total stumpage rate, now forecast to be $13.55 ($Cdn/cubic metre), is down 11 per cent from the budget forecast. Crown harvest volumes are unchanged from budget.

Revenue from other natural resources is up $105 million. Revenue from bonus bid cash auction sales is up $60 million due to recent disposition of petroleum and natural gas rights results. Revenue from water rentals collected under the Water Sustainability Act is up $27 million reflecting improved outlooks for rainfall and snowpack accumulations. Revenue from petroleum is up $18 million due to higher oil prices (at $US 80.61/bbl at Cushing, OK), up 33 per cent from the budget forecast mainly reflecting the impacts of the conflict in Middle East.

Other Taxpayer-Supported Revenue

Other taxpayer-supported revenue consists of revenue from fees, licences, investment earnings and miscellaneous sources. These revenue sources are now expected to total $12.7 billion, up $207 million from budget.

The updated forecast for fee revenues totals $5.4 billion, up $121 million from budget mainly due to higher fees collected by regulatory colleges partly offset by lower fees collected by K-12 and post-secondary institutions.

The revised forecast for investment earnings is $2.1 billion, up $124 million from budget due to higher interest income on higher cash balances, higher expected investment incomes from universities as well as higher recoveries of interest costs related to the Fiscal Agency Loan program, which has an equal and offsetting lower expense.

The miscellaneous revenue outlook of $5.2 billion is down $38 million from budget mainly due to decreased projections from taxpayer-supported Crown and SUCH entities.

Federal Government Transfers

Federal government contributions are expected to be $15.8 billion, up $284 million from budget.

The forecast for Canada health and social transfers has decreased by $20 million, mainly due to a lower B.C. share of the national population.

Other federal government contributions are up $304 million mainly due to one-time funding of $284 million to improve affordable housing supply as well as higher transfers to taxpayer-supported Crowns.

Commercial Crown Net Income

The total net income forecast reported by government business enterprises (commercial Crown corporations) increased by $13 million mainly due to a higher forecast from the Liquor Distribution Branch.

10 |	First Quarterly Report 2026/27

Updated 2026/27 Financial Forecast

Expense

The First Quarterly Report expense forecast for 2026/27 is $1.2 billion higher than Budget 2026 mainly due to higher spending for fire management and refundable tax credits.

Chart 1.3  Expense Changes from Budget 2026

Consolidated Revenue Fund (CRF) Spending

Statutory spending is projected at $1.1 billion in 2026/27 and includes the following:

• $614 million for fire management costs - this is in addition to the $236 million in the Fire Management voted appropriation, for a total spending forecast of $850 million;

• $458 million for refundable tax credits to reflect higher capital gains refund, renter's tax credit, and production services tax credits; and

• $32 million in other statutory spending.

Other changes in CRF spending include a decrease of $27 million for debt servicing costs reflecting lower capital borrowing requirements.

Contingencies

Budget 2026 includes a Contingencies Vote allocation of $5.0 billion in 2026/27. The Contingencies Vote helps fund unexpected costs that are difficult to forecast such as climate-related events, increased demands for government services, and emerging priorities. The forecast for these allocations remains unchanged in the First Quarterly Report.

First Quarterly Report 2026/27	| 11

Updated 2026/27 Financial Forecast

Spending Recovered from External Parties

Expenses funded by external parties are forecast to increase by $28 million mainly due to $31 million higher recoveries in interest expense from commercial Crown corporations, $20 million higher recoveries in natural resources, partly offset by lower federal recoveries mainly related to public transit projects.

These recovered spending changes are offset by an equal change in revenue and as a result have no net impact on government's financial results.

Operating Transfers to Service Delivery Agencies

Operating transfers to service delivery agencies are forecast to be $1.3 billion higher than Budget 2026 mainly due to a net increase in grants to fund higher salaries and benefits under the Balanced Measures Mandate.

Operating transfers provided to service delivery agencies are eliminated on consolidation, for accounting purposes. These funding changes are related to spending forecast changes noted below.

Service Delivery Agency Spending

Service delivery agency expenses are forecast to increase by $1.5 billion in 2026/27 compared to Budget 2026.

  School district expense forecasts are higher by $328 million mainly to reflect higher salaries and benefits due to the Balanced Measures Mandate.

  Post-secondary sector expenses are forecast to increase by $222 million mainly to reflect higher salaries and benefits due to the Balanced Measures Mandate.

  The health authorities and hospital societies expense forecast is $693 million higher than Budget 2026 to reflect higher salaries and benefits due to the Balanced Measures Mandate.

  Other service delivery agency spending is forecast to increase by $232 million since budget mainly due to higher salaries and benefits and other operating costs in the regulatory colleges, increased spending in SkilledTradesBC, and various updates across a number of other agencies.

Changes in service delivery agency spending are related to changes in operating transfers provided from government as noted above.

Detailed expense projections are disclosed in Table 1.8. Key spending assumptions and sensitivities are provided in the appendix Table A3.

Full-Time Equivalents for the BC Public Service

Early results indicate that government is making progress toward its 2026/27 BC Public Service workforce management target. As a result, the forecast of full-time equivalent (FTE) staff utilization for 2026/27 remains unchanged from budget at 37,700 FTEs (see Table A9 for details). Work related to the broader public sector workforce is at an early stage, with engagement and planning underway across sectors to identify appropriate approaches that reflect their unique operational needs. Progress updates will be provided as this work advances.

12 |	First Quarterly Report 2026/27

Updated 2026/27 Financial Forecast

Provincial Capital Spending

Capital spending is projected to total $18.0 billion in 2026/27 - $725 million lower than the forecast in Budget 2026 (see Tables 1.4 and 1.10).

Table 1.4 2026/27 Capital Spending Update

($ millions)
Taxpayer-supported capital spending at Budget 2026	13,664
Changes:
Timing of school district spending	(111)
Timing of post-secondary institution spending	(70)
Timing of health authority spending	(116)
Timing of transportation sector spending	(366)
Timing of social housing spending	(48)
Other net adjustments to capital schedules	(5)
Total taxpayer-supported changes	(716)
Taxpayer-supported capital spending - updated forecast	12,948

Self-supported capital spending at Budget 2026	5,013
Timing of ICBC spending	(10)
Timing of other spending	1
Total self-supported changes	(9)
Self-supported capital spending - updated forecast	5,004
2026/27 provincial capital spending at the First Quarterly Report	17,952

Taxpayer-supported capital spending is projected at $12.9 billion. The $716 million decrease since Budget 2026 is due to changes in cash flows for projects in progress.

At $5.0 billion, self-supported capital spending is $9 million lower than Budget 2026 primarily due to changes in cash flows for ICBC expenditures.

Projects Over $125 million

Approved Major Capital Projects Table 1.11 shows major capital projects that have approved business plans. Legislative amendments have increased the reporting threshold for new projects from $50 million to $125 million. Projects over $50 million approved prior to this change are added to the table and will continue to be reported.

Since Budget 2026, the following projects have been added to the table:

  BC Housing - 535 Columbia Street Phase 1 ($64 million);

  BC Housing - Talistar (Society Units) ($62 million);

  BC Hydro - Bridge River transmission project ($171 million);

  BC Hydro - Campbell River II field facility redevelopment project ($72 million);

  BC Hydro - North Coast transmission line (NCTL) project - Phase 1 ($2 billion);

  BC Hydro - Terzaghi - spillway chute access improvement project ($62 million);

First Quarterly Report 2026/27	| 13

Updated 2026/27 Financial Forecast

  BC Hydro - Transmission customer load interconnection project ($52 million); and

  BC Hydro - Tsay Keh Dene - diesel station capacity increase project ($51 million).

The following projects have been completed since Budget 2026 and are no longer listed in the table:

  Stitó:s Lá:lém totí:lt Elementary Middle School;

  BC Hydro - Various Sites - EV charging infrastructure implementation program; and

  BC Hydro - Bridge River 1 - penstock concrete foundation refurbishment project.

Changes on existing projects since Budget 2026 include:

  Centennial Secondary project's anticipated total cost decreased from $61 million to $60 million to reflect final project costs;

  North East Latimer Elementary project's anticipated total cost decreased from $52 million to $42 million to reflect revised project costs, with a corresponding $10 million decrease in internal borrowing;

  The British Columbia Institute of Technology - Student Housing project's anticipated total cost decreased from $144 million to $143 million to reflect final project costs;

  The Okanagan College - Centre for Food, Wine and Tourism project's anticipated total cost decreased from $58 million to $57 million to reflect revised project costs;

  Simon Fraser University - Student Housing Phase 3 project's anticipated total cost increased from $197 million to $203 million to reflect the addition of childcare spaces. Internal borrowing increased by $3 million and contributions from other sources increased by $2 million;

  The University of British Columbia - xə̌l sic snpaxnwix̌ ʷtn - UBCO project's anticipated total cost increased from $119 million to $126 million to reflect updated project costs. The increase will be funded by the university. Project's year of completion was amended from 2026 to 2027 to align with the revised project schedule;

  The University of Victoria - Engineering and Computer Science Building Expansion project's year of completion was amended from 2026 to 2027 to align with the revised project schedule;

  The University of British Columbia - UBCO Downtown Kelowna project's year of completion was amended from 2027 to 2028 to align with the revised project schedule;

  The British Columbia Institute of Technology - Trades and Technology Complex project's anticipated total cost increased from $218 million to $299 million to reflect revised project costs. Internal borrowing increased from $186 million to $262 million and contributions from other sources increased from $31 million to $36 million. Project's year of completion was amended from 2028 to 2029 to align with the revised project schedule;

  The University of British Columbia - Student Housing - Lower Mall Precinct project's anticipated total cost increased from $560 million to $562 million to reflect updated project costs. The increase will be funded by the university;

14 |	First Quarterly Report 2026/27

Updated 2026/27 Financial Forecast

  Immunization BC Digital Platform project's anticipated total cost decreased from $75 million to $72 million to reflect revised project costs, with a corresponding $3 million decrease in internal borrowing;

  St. Paul's Hospital Clinical Support and Research Centre project's anticipated total cost increased from $790 million to $822 million to reflect revised project costs. Internal borrowing increased from $476 million to $509 million and contributions from other sources decreased from $314 million to $313 million;

  Highway 99 10-Mile Slide project's anticipated total cost decreased from $84 million to $82 million to reflect final project costs;

  West Fraser Road Realignment project's internal borrowing decreased from $72 million to $66 million to reflect a federal contribution of $6 million;

  Highway 1 Corridor - Falls Creek project's internal borrowing decreased from $5 million to $4 million to reflect a federal contribution of $1 million;

  Highway 5 Corridor project's internal borrowing decreased from $24 million to $18 million to reflect a federal contribution of $6 million;

  Highway 1 Corridor - Nicomen Bridge project's internal borrowing decreased from $20 million to $12 million to reflect a federal contribution of $8 million;

  Highway 1 Corridor - Tank Hill project's internal borrowing decreased from $218 million to $122 million to reflect a federal contribution of $96 million;

  Highway 8 Corridor project's internal borrowing decreased from $220 million to $159 million to reflect a federal contribution of $61 million. The project's year of completion was amended from 2026 to 2027 to align with the revised project schedule;

  Blackwater North Fraser Slide project's internal borrowing decreased from $192 million to $185 million to reflect a federal contribution of $7 million. The project's year of completion was amended from 2027 to 2028 to align with the revised project schedule;

  Cottonwood Hill at Highway 97 Slide project's internal borrowing decreased from $313 million to $302 million to reflect federal contribution of $11 million;

  Highway 1 R.W. Bruhn Bridge project's anticipated total cost increased from $260 million to $325 million to reflect revised project costs. Internal borrowing increased by $65 million to $234 million;

  Fraser River Tunnel project's anticipated total cost increased from $4.148 billion to $8.492 billion to reflect updated project costs. The project's year of completion was amended from 2030 to 2031 to align with the revised project schedule. The negotiations with the Government of Canada on a federal cost share are underway with details to be confirmed at a later date;

  BC Housing - Vancouver Parkside project's year of completion was amended from 2026 to 2025 to align with the revised project schedule;

  BC Housing - 320 Hastings St. E. Redevelopment project's anticipated total cost increased from $86 million to $91 million to reflect revised project costs. Internal borrowing decreased from $49 million to $48 million, the federal contribution increased from $5 million to $8 million and contributions from other sources increased from $32 million to $35 million;

First Quarterly Report 2026/27	| 15

Updated 2026/27 Financial Forecast

  BC Housing - 296 Angela Drive project's anticipated total cost decreased from $221 million to $219 million to reflect revised project costs. Internal borrowing decreased from $150 million to $15 million and federal contributions increased from $42 million to $175 million;

  BC Housing - 343 W Pender St. project's anticipated total cost decreased from $71 million to $63 million to reflect revised project costs. Internal contributions decreased by $1 million and contributions from other sources decreased from $13 million to $6 million;

  Nanaimo Correctional Centre Replacement project's anticipated total cost decreased from $181 million to $180 million to reflect final project costs;

  BC Hydro - Fort Nelson - regional reliability improvement project's anticipated total cost increased from $58 million to $74 million due to design delays that increased material, construction, and equipment costs, along with contingency reserves for wildfire-season commissioning and other project risks; and

  BC Hydro - Comox - Puntledge flow control improvements project's anticipated total cost increased from $53 million to $71 million due to design issues which increased work and required additional scope. Project's year of completion was amended from 2026 to 2027 due to outage availability constraints.

16 |	First Quarterly Report 2026/27

Updated 2026/27 Financial Forecast

Provincial Debt

The provincial debt is projected to total $180.9 billion by the end of the fiscal year, $2.5 billion lower than the forecast in Budget 2026, primarily due to lower borrowing for capital projects and use of higher opening cash balances.

Table 1.5 2026/27 Provincial Debt Update 1

($ millions)
Taxpayer-supported debt forecast at Budget 2026	142,897
Changes:
Higher debt level from 2025/26	900
Changes in operating results	450
Non-cash items	(85)
Changes in cash balances [2]	(1,462)
Changes in commercial Crown corporations' retained earnings	14
Changes in other working capital balances [3]	57
Lower capital spending	(716)
Lower debt for social housing projects	(916)
Total taxpayer-supported changes	(1,758)
Taxpayer-supported debt - updated forecast	141,139

Self-supported debt forecast at Budget 2026	40,477
Changes:
Lower debt level from 2025/26	(164)
Lower capital spending	(9)
Changes in internal financing	(557)
Total self-supported changes	(730)

Self-supported debt - updated forecast	39,747

2026/27 provincial debt forecast at the First Quarterly Report	180,886

1 Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest and foreign exchange adjustments, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.

2 Reflects changes in cash balances at April 1, 2026 and includes all cash balances from the Consolidated Revenue Fund, School Districts, Universities, Colleges, Health Authorities, Hospital Societies and other taxpayer-supported agencies.

3 Changes in other working capital balances include changes in accounts receivables, accounts payable, accrued liabilities, deferred revenue, investments, restricted assets and other assets.

Taxpayer-supported debt is forecast to be $141.1 billion at the end of 2026/27, $1.8 billion lower than forecast in Budget 2026. This decrease reflects use of higher opening cash balances of $1.5 billion, lower debt for social housing projects of $0.9 billion, and lower capital spending of $0.7 billion; offset by a higher opening debt balance of $0.9 billion, and a higher operating deficit of $0.4 billion.

The taxpayer-supported debt-to-GDP ratio is projected to end 2026/27 at 30.1 per cent, 0.5 percentage points lower than forecast in Budget 2026 reflecting a lower debt balance. B.C.'s net liabilities-to-GDP ratio continues to be one of the lowest across jurisdictions in 2026/27 at 26.7 per cent.

Self-supported debt is forecast to be $39.7 billion at the end of 2026/27, $730 million lower than the forecast in Budget 2026, due to changes in internal financing and a lower debt level from 2025/26.

First Quarterly Report 2026/27	| 17

Updated 2026/27 Financial Forecast

Chart 1.4  Debt Affordability

1 The ratio of interest costs (less sinking fund interest) to revenue. Figures include capitalized interest expense in order to provide a more comparable measure to outstanding debt.

While the Province's debt level is expected to increase by $26.1 billion over the fiscal year, the B.C. government is able to borrow at relatively low interest rates. The Province's taxpayer-supported interest bite is 6.1 cents per dollar of revenue. The Province continues to maintain low debt affordability metrics relative to other Canadian provinces.

Chart 1.5  Debt Affordability Among Provinces

* Figures for 2025/26 were sourced from each jurisdiction's Public Accounts or Budget document (if Public Accounts is not available). 2026/27 forecast figures were sourced from each jurisdiction's Budget or Quarterly update published from February 2026 through September 2026.

18 |	First Quarterly Report 2026/27

Updated 2026/27 Financial Forecast

Details on provincial debt are shown in Table 1.12.

Total provincial debt is presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking fund investments and unamortized discounts, excludes accrued interest and foreign exchange adjustments, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.

A reconciliation between provincial debt and the financial statement debt is shown in Table 1.13.

Risks to the Fiscal Forecast

The major risks to the updated economic and fiscal forecasts include ongoing volatility in global trade, prolonged housing market weakness, and geopolitical uncertainty. Other risks include renewed price pressures leading to elevated interest rates, climate change impacts, immigration and population volatility, and commodity price fluctuations.

Personal and corporate income tax revenues take over one year to finalize. This data lag may cause more volatility in revenue projections. Property transfer tax and provincial sales tax revenues are impacted by the number of residential transactions, average home sale prices and the amount of taxable purchases of goods and services. Natural resource revenues are affected by international commodity prices, and the performance of B.C.'s major trading partners.

The spending forecast contained in the fiscal plan is based on ministry and service delivery agency plans. Risks include changes in planning assumptions such as demand for government services in the health care, education, and community social services sectors, as well as costs associated with fighting forest fires and responding to other natural disasters.

Capital spending may be influenced by several factors including design development, procurement activity, labour shortages, ongoing supply chain issues, inflation, weather, geotechnical conditions and interest rates.

As a result of these uncertainties, the actual operating result, capital spending, and debt levels may differ from the current forecast. Government will continue to update the fiscal outlook throughout the year in the second and third quarterly reports.

The potential fiscal impacts from these risks may be partly offset by the Contingencies Vote and by assuming lower growth assumptions than the private sector for B.C.'s major trading partners in 2027.

First Quarterly Report 2026/27	| 19

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Updated 2026/27 Financial Forecast

Supplementary Schedules

The following tables provide the financial results for the three months ended June 30, 2026 and the 2026/27 full-year forecast.

Table 1.6 2026/27 Operating Statement

		Year-to-Date to June 30				Full Year
		2026/27		Actual		2026/27		Actual
($ millions)	Budget	Actual	Variance	2025/26	Budget	Forecast	Variance	2025/26
Revenue	22,262	22,683	421	21,421	85,523	86,312	789	86,871
Expense	(23,125)	(23,144)	(19)	(22,736)	(98,832)	(100,071)	(1,239)	(94,571)
Surplus (deficit)	(863)	(461)	402	(1,315)	(13,309)	(13,759)	(450)	(7,700)
Accumulated surplus (deficit) beginning of the year before remeasurement gains (losses)	(18,174)	(16,260)	1,914	(8,560)	(18,174)	(16,260)	1,914	(8,560)
Accumulated surplus (deficit) before remeasurement gains (losses)	(19,037)	(16,721)	2,316	(9,875)	(31,483)	(30,019)	1,464	(16,260)
Effect of remeasurement gains (losses)	(378)	(1,392)	(1,014)	(721)	608	(64)	(672)	(862)

Accumulated surplus (deficit) end of period	(19,415)	(18,113)	1,302	(10,596)	(30,875)	(30,083)	792	(17,122)

First Quarterly Report 2026/27	| 21

Updated 2026/27 Financial Forecast

Table 1.7 2026/27 Revenue by Source

		Year-to-Date to June 30				Full Year
		2026/27		Actual		2026/27		Actual
($ millions)	Budget	Actual	Variance	2025/26 [1]	Budget	Forecast	Variance	2025/26
Taxation
Personal income	4,799	4,817	18	4,384	19,492	19,963	471	19,401
Corporate income	3,793	3,793	-	3,843	7,645	8,061	416	7,957
Employer health	789	790	1	785	3,167	3,096	(71)	3,022
Sales [2]	2,841	2,898	57	2,733	11,436	11,605	169	10,836
Fuel	259	269	10	251	1,039	1,058	19	1,035
Output-based pricing system [3]	83	87	4	119	334	253	(81)	251
Tobacco	80	80	-	97	311	300	(11)	306
Property	1,079	1,072	(7)	999	4,451	4,418	(33)	4,020
Property transfer	538	462	(76)	452	1,935	1,630	(305)	1,681
Insurance premium and other	239	240	1	217	965	965	-	956
Natural resource	14,500	14,508	8	13,880	50,775	51,349	574	49,465

Natural gas royalties	323	227	(96)	151	1,297	766	(531)	853
Forests	88	68	(20)	111	521	472	(49)	518
Other natural resource revenues [4]	268	339	71	316	1,193	1,484	291	1,126
Other revenue	679	634	(45)	578	3,011	2,722	(289)	2,497

Post-secondary education fees	450	421	(29)	474	2,578	2,551	(27)	2,715
Other Fees and licenses [5]	662	731	69	673	2,664	2,812	148	2,623
Investment earnings	460	499	39	462	2,000	2,124	124	2,018
Miscellaneous [6]	1,228	1,527	299	1,327	5,207	5,169	(38)	8,332
Contributions from the federal government	2,800	3,178	378	2,936	12,449	12,656	207	15,688

Health and social transfers	2,577	2,583	6	2,478	10,309	10,289	(20)	9,825
Other federal government contributions [7]	1,049	668	(381)	722	5,159	5,463	304	4,708
	3,626	3,251	(375)	3,200	15,468	15,752	284	14,533
Commercial Crown corporation net income
BC Hydro	(22)	(52)	(30)	(53)	712	712	-	721
Liquor Distribution Branch	257	271	14	267	945	956	11	1,005
BC Lottery Corporation [8]	257	267	10	267	1,293	1,293	-	1,266
ICBC	121	580	459	304	700	700	-	1,520
Other [9]	44	46	2	42	170	172	2	176
	657	1,112	455	827	3,820	3,833	13	4,688
Total revenue	22,262	22,683	421	21,421	85,523	86,312	789	86,871

1 Restated to reflect government's current accounting policies.

2 Includes provincial sales tax and HST/PST housing transition tax related to prior years.

3 Includes small amounts of carbon tax revenue related to prior years.

4 Columbia River Treaty, other energy and minerals, water rental and other resources.

5 Healthcare-related, motor vehicle, and other fees. Includes regulatory colleges fees, reclassification from miscellaneous revenue assumed in Budget 2026 .

6 Includes reimbursements for health care and other services provided to external agencies, other recoveries, and revenue related to the tobacco settlement in 2025/26.

7 Includes contributions for health, education, community development, housing and social service programs, and transportation projects.

8 Net of payments to the federal government and payments to the BC First Nations Gaming Revenue Sharing Limited Partnership in accordance with section 14.3 of the Gaming Control Act (B.C.).

9 Includes Columbia Power Corporation, BC Railway Company, Columbia Basin power projects, and post-secondary institutions' self-supported subsidiaries.

22 |	First Quarterly Report 2026/27

Updated 2026/27 Financial Forecast

Table 1.8 2026/27 Expense by Ministry, Program and Agency

		Year-to-Date to June 30				Full Year
		2026/27		Actual		2026/27		Actual
($ millions)	Budget	Actual	Variance	2025/26 [1]	Budget	Forecast	Variance	2025/26 [1]
Office of the Premier	4	4	-	4	15	15	-	15
Agriculture and Food	32	29	(3)	35	135	145	10	162
Attorney General	235	260	25	247	897	897	-	1,079
Children and Family Development	744	647	(97)	625	2,712	2,712	-	2,588
Citizens' Services	181	212	31	216	741	741	-	892
Education and Child Care	2,936	3,266	330	2,901	10,069	10,069	-	10,074
Emergency Management and Climate Readiness	12	30	18	30	111	111	-	339
Energy and Climate Solutions	22	22	-	24	109	109	-	243
Environment and Parks	55	65	10	63	214	218	4	274
Finance	295	216	(79)	300	1,145	1,155	10	1,689
Forests	184	276	92	268	910	1,524	614	1,309
Health	8,706	9,189	483	8,928	36,116	36,116	-	36,312
Housing and Municipal Affairs	689	614	(75)	602	1,713	1,713	-	1,675
Indigenous Relations and Reconciliation	24	28	4	80	182	182	-	345
Infrastructure	96	118	22	90	421	421	-	440
Jobs and Economic Growth	41	39	(2)	30	110	110	-	146
Labour	6	6	-	6	24	24	-	23
Mining and Critical Minerals	13	12	(1)	102	57	65	8	156
Post-Secondary Education and Future Skills	955	1,025	70	925	3,580	3,580	-	3,698
Public Safety and Solicitor General	279	300	21	289	1,100	1,100	-	1,282
Social Development and Poverty Reduction	1,465	1,514	49	1,418	5,977	5,977	-	5,730
Tourism, Arts, Culture and Sport	61	62	1	52	189	189	-	190
Transportation and Transit	287	287	-	284	1,197	1,197	-	1,142
Water, Land and Resource Stewardship	39	54	15	63	202	202	-	348
Total ministries and Office of the Premier	17,361	18,275	914	17,582	67,926	68,572	646	70,151
Management of public funds and debt	913	863	(50)	655	3,798	3,771	(27)	2,859
Contingencies Vote	-	-	-	1	5,000	5,000	-	1
Funding for capital expenditures	733	555	(178)	631	6,153	6,114	(39)	5,014
Refundable tax credit transfers	601	636	35	905	2,466	2,924	458	2,691
Legislative Assembly and other appropriations	65	59	(6)	57	265	265	-	242
Total appropriations	19,673	20,388	715	19,831	85,608	86,646	1,038	80,958
Elimination of transactions between appropriations [2]	(6)	(5)	1	(6)	(23)	(23)	-	(23)
Prior year liability adjustments	-	-	-	-	-	-	-	(109)
Consolidated revenue fund expense	19,667	20,383	716	19,825	85,585	86,623	1,038	80,826
Expenses recovered from external entities	1,371	801	(570)	1,074	6,388	6,416	28	6,914
Elimination of funding provided to service delivery agencies	(11,627)	(12,685)	(1,058)	(12,264)	(52,471)	(53,773)	(1,302)	(51,554)
Total direct program spending	9,411	8,499	(912)	8,635	39,502	39,266	(236)	36,186
Service delivery agency expense
School districts	2,772	3,063	291	2,825	9,606	9,934	328	9,500
Universities	1,693	1,689	(4)	1,679	7,350	7,539	189	7,232
Colleges and institutes	416	432	16	453	1,779	1,812	33	1,876
Health authorities and hospital societies	6,843	7,406	563	7,232	31,297	31,990	693	30,875
Other service delivery agencies	1,990	2,055	65	1,912	9,298	9,530	232	8,902
Total service delivery agency expense	13,714	14,645	931	14,101	59,330	60,805	1,475	58,385
Total expense	23,125	23,144	19	22,736	98,832	100,071	1,239	94,571

1 Restated to reflect government's organization and accounting policies as of June 30, 2026.

2 Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.

First Quarterly Report 2026/27	| 23

Updated 2026/27 Financial Forecast

Table 1.9 2026/27 Expense by Function

	Year-to-Date to June 30				Full Year
	2026/27			Actual	2026/27			Actual
($ millions)	Budget	Actual	Variance	2025/26 [1]	Budget	Forecast	Variance	2025/26
Health [2]	9,711	10,021	310	9,669	40,578	40,600	22	40,181
Education [3]	5,279	5,265	(14)	5,259	20,070	20,185	115	20,117
Social services	2,698	2,657	(41)	2,801	10,790	10,770	(20)	10,768
Protection of persons and property	615	666	51	664	2,641	2,636	(5)	3,366
Transportation	712	608	(104)	595	2,924	2,875	(49)	2,713
Natural resources and economic development	852	1,043	191	1,191	4,269	5,251	982	5,262
Other	1,093	806	(287)	777	3,542	3,591	49	4,021
Contingencies Vote [4]	-	-	-	-	5,000	5,000	-	-
General government	643	702	59	670	2,652	2,827	175	3,245
Debt servicing	1,522	1,376	(146)	1,110	6,366	6,336	(30)	4,898
Total expense	23,125	23,144	19	22,736	98,832	100,071	1,239	94,571

1 Figures have been restated to reflect government's accounting policies as of June 30, 2026.

2 Payments for healthcare services by the Ministry of Social Development and Poverty Reduction and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.

3 Payments for training costs by the Ministry of Social Development and Poverty Reduction made on behalf of its clients are reported in the Education function.

4 Contingencies for the prior fiscal year are reported in the relevant functions; the current year Contingencies forecast is not yet allocated to functions.

24 |	First Quarterly Report 2026/27

Updated 2026/27 Financial Forecast

Table 1.10 2026/27 Capital Spending

	Year-to-Date to June 30				Full Year
		2026/27		Actual		2026/27		Actual
($ millions)	Budget	Actual	Variance	2025/26	Budget	Forecast	Variance	2025/26
Taxpayer-supported
Education
School districts	442	364	(78)	409	1,503	1,392	(111)	1,392
Post-secondary institutions	264	244	(20)	216	1,657	1,587	(70)	1,358
Health	335	382	47	278	3,796	3,680	(116)	3,146
BC Transportation Financing Authority	1,092	758	(334)	867	4,791	4,456	(335)	3,803
BC Transit	40	46	6	40	325	294	(31)	329
Government ministries	63	40	(23)	56	483	470	(13)	428
Social housing [1]	169	104	(65)	127	914	866	(48)	688
Other	48	42	(6)	52	195	203	8	212
Total taxpayer-supported	2,453	1,980	(473)	2,045	13,664	12,948	(716)	11,356

Self-supported
BC Hydro	1,190	950	(240)	835	4,760	4,760	-	3,927
Columbia Basin power projects [2]	5	3	(2)	4	19	20	1	17
BC Railway Company	2	-	(2)	2	6	6	-	3
ICBC	18	12	(6)	6	113	103	(10)	152
BC Lottery Corporation [3]	19	3	(16)	10	95	95	-	85
Liquor Distribution Branch	6	1	(5)	2	20	20	-	16
Other [4]	-	-	-	-	-	-	-	119
Total self-supported	1,240	969	(271)	859	5,013	5,004	(9)	4,319
Total capital spending	3,693	2,949	(744)	2,904	18,677	17,952	(725)	15,675

1 Includes BC Housing Management Commission (BCHMC).

2 Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

3 Excludes right-of-use assets except for 2025/26 full year actual.

4 Includes post-secondary institutions' self-supported subsidiaries.

First Quarterly Report 2026/27	| 25

Updated 2026/27 Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $125 million 1

Note: Information in bold type denotes changes from Budget 2026

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	June 30, 2026	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Schools
Centennial Secondary [2]	2017	60	-	60	60	-	-	-
New Westminster Secondary [2]	2021	99	8	107	107	-	-	-
Quesnel Junior School [2]	2022	48	1	49	49	-	-	-
Coast Salish Elementary [2]	2023	28	10	38	33	-	-	5
Burnaby North Secondary [2]	2024	117	-	117	108	-	-	9
Eric Hamber Secondary [2]	2024	94	12	106	94	-	-	12
Victoria High School [2]	2024	100	-	100	97	-	-	3
Cedar Hill Middle	2025	43	11	54	50	-	-	4
Cowichan Secondary [2]	2025	85	1	86	84	-	-	2
Henry Hudson Elementary	2025	41	19	60	49	-	-	11
North East Latimer Elementary [2]	2025	37	5	42	42	-	-	-
Carson Elementary	2026	38	23	61	61	-	-	-
New Cloverley Elementary	2026	46	18	64	61	-	-	3
Sníne Elementary - (formerly Pineview Valley Elementary)	2026	48	17	65	65	-	-	-
Burke Mountain Secondary	2027	106	54	160	135	-	-	25
George Pringle Secondary - (formerly Westside Secondary)	2027	92	32	124	121	-	-	3
La Vallée (Pemberton) Elementary	2027	31	35	66	66	-	-	-
New East Side Elementary	2027	19	40	59	59	-	-	-
Prince Rupert Middle	2027	39	88	127	127	-	-	-
Smith Middle and Secondary	2027	73	233	306	306	-	-	-
Cameron Elementary	2028	5	63	68	68	-	-	-
Guildford Park Secondary	2028	15	50	65	60	-	-	5
John Diefenbaker Elementary	2028	6	47	53	53	-	-	-
Mission Secondary	2028	25	151	176	175	-	-	1
Montgomery Middle	2028	3	84	87	87	-	-	-
Simcoe Elementary	2028	1	64	65	65	-	-	-
Tamanawis Secondary	2028	13	44	57	52	-	-	5
Clayton Heights Secondary	2029	1	89	90	89	-	-	1
Fleetwood Park Secondary	2029	4	75	79	79	-	-	-
Olympic Village Elementary	2029	3	148	151	151	-	-	-
Pitt Meadows Secondary	2029	4	140	144	144	-	-	-
Beausoleil (Landsdowne)	2030	1	72	73	73	-	-	-
Burtch Road Middle School	2030	1	100	101	101	-	-	-
North Langford Secondary	2030	-	219	219	219	-	-	-
Seismic mitigation program [3]	2030	1,970	56	2,026	2,026	-	-	-
Total schools		3,296	2,009	5,305	5,216	-	-	89

Post-secondary institutions
University of Victoria - Student Housing [2]	2023	243	-	243	128	-	-	115
Okanagan College - Student Housing [2]	2024	72	2	74	73	-	-	1
British Columbia Institute of Technology - Student Housing [2]	2025	143	-	143	129	-	-	14
North Island College - Student Housing [2]	2025	77	1	78	76	-	-	2
Royal Roads University - West Shore Learning Centre [2]	2025	104	4	108	88	-	-	20
Simon Fraser University - Digital Research Infrastructure Refresh - CEDAR [2]	2025	91	-	91	25	-	41	25
University of the Fraser Valley - Student Housing [2]	2025	107	-	107	88	-	-	19
Post-secondary institutions projects are continued on the next page

26 |	First Quarterly Report 2026/27

Updated 2026/27 Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $125 million 1

Note: Information in bold type denotes changes from Budget 2026 released on February 17, 2026

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	June 30, 2026	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Post-secondary institutions projects continued
The University of British Columbia
- Recreation Centre North [2]	2025	72	-	72	-	-	-	72
- School of Biomedical Engineering [2]	2025	137	1	138	25	-	-	113
- The Gateway Building [2]	2025	203	5	208	-	-	-	208
Capilano University - Student Housing	2026	55	3	58	41	-	-	17
Douglas College - Academic and Student Housing	2027	157	175	332	232	-	-	100
Okanagan College - Centre for Food, Wine and Tourism	2027	31	26	57	52	-	-	5
Simon Fraser University - Student Housing Phase 3	2027	78	125	203	136	-	-	67
The University of British Columbia
- Sauder School of Business Power House Expansion	2027	52	99	151	-	-	-	151
- x̌əl sic snpax̌nwixʷtn - UBCO	2027	90	36	126	-	-	-	126
University of Victoria
- Engineering and Computer Science Building Expansion	2027	106	44	150	97	-	-	53
Vancouver Island University - Student Housing and Dining	2027	52	55	107	106	-	-	1
Camosun College - Student Housing	2028	6	149	155	152	-	-	3
Capilano University - Squamish Student Housing	2028	53	2	55	48	-	-	7
The University of British Columbia
- Canada's Immuno-Engineering and Biomanufacturing
Hub: Advanced Therapeutics Manufacturing Facility	2028	14	56	70	22	-	42	6
- UBCO Downtown Kelowna Project	2028	-	54	54	-	-	-	54
Vancouver Community College
- Centre for Clean Energy & Automotive Innovation	2028	113	202	315	295	-	-	20
British Columbia Institute of Technology
- Trades and Technology Complex	2029	40	259	299	262	-	1	36
The University of British Columbia
- Student Housing - Lower Mall Precinct	2029	13	549	562	300	-	-	262
Kwantlen Polytechnic University
- Student Housing and Dining	2030	2	141	143	118	-	-	25
Simon Fraser University
- Medical School Permanent Facility	2030	40	481	521	496	-	-	25
Total post-secondary institutions		2,151	2,469	4,620	2,989	-	84	1,547
Health facilities
Red Fish Healing Centre for Mental Health and Addiction - θəqiʔ ɫəwʔənəq leləm [2]	2021	130	1	131	131	-	-	-
Clinical and Systems Transformation	2025	844	-	844	702	-	-	142
iHealth Project - Vancouver Island Health Authority [2]	2025	165	-	165	55	-	-	110
Lions Gate Hospital - New Acute Care Facility [2]	2025	302	24	326	160	-	-	166
Ksyen Regional Hospital (formerly Mills Memorial Hospital Replacement) [2]	2025	628	5	633	510	-	-	123
Nanaimo Regional General Hospital
- ICU/HAU Redevelopment	2025	52	8	60	22	-	-	38
Nats'oojeh Hospital and Health Centre(formerly Stuart Lake Hospital Replacement) [2]	2025	150	8	158	140	-	-	18
Surrey Memorial Hospital
- Hemodialysis Renal Centre	2026	61	24	85	84	-	-	1
- Interventional Cardiology and Interventional Radiology	2026	62	35	97	97	-	-	-
University Hospital of Northern BC Redevelopment Phase 1 - Site Preparation	2026	71	32	103	62	-	-	41
Health projects are continued on the next page

First Quarterly Report 2026/27	| 27

Updated 2026/27 Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $125 million 1

Note: Information in bold type denotes changes from Budget 2026 released on February 17, 2026

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	June 30, 2026	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Health projects continued
Burnaby Hospital Redevelopment - Phase	2027	497	136	633	599	-	-	34
Quw'utsun Valley Hospital/Quw'utsun Hulitun-ew't-hw (formerly Cowichan District Hospital Replacement)	2027	980	466	1,446	1,148	-	-	298
Dawson Creek and District Hospital Replacement	2027	479	111	590	413	-	-	177
Immunization BC Digital Platform	2027	67	5	72	72	-	-	-
New St. Paul's Hospital	2027	1,957	309	2,266	1,413	-	-	853
Richmond Long-Term Care	2027	4	174	178	178	-	-	-
Royal Inland Hospital Phil and Jennie Gaglardi Tower
- Direct procurement	2027	154	48	202	112	-	-	90
- P3 contract	2022	288	-	288	-	164	-	124
Centre for Children and Youth Living with Health Complexity	2028	109	201	310	224	-	-	86
East Kootenay Regional Hospital
- Oncology and Renal Redevelopment	2028	1	58	59	-	-	-	59
Kamloops Cancer Centre	2028	52	334	386	341	-	-	45
Nanaimo Cancer Centre	2028	38	291	329	307	-	-	22
St. Vincent's Heather Long-Term Care	2028	40	269	309	309	-	-	-
Cariboo Memorial Hospital Redevelopment	2029	231	136	367	257	-	-	110
Nanaimo Long-Term Care	2029	4	346	350	236	-	-	114
New Surrey Hospital and BC Cancer Centre	2029	1,240	1,641	2,881	2,816	-	-	65
Royal Columbian Hospital Redevelopment Phases 2 & 3	2029	1,057	802	1,859	1,782	-	-	77
St. Paul's Hospital Clinical Support and Research Centre	2029	130	692	822	509	-	-	313
Vancouver General Hospital - Operating Rooms Renewal - Phase 2	2029	158	265	423	396	-	-	27
Victoria General Hospital - Electrical Energy Centre	2029	2	74	76	33	-	-	43
Western Communities Long-Term Care	2029	5	320	325	258	-	-	67
Dr. F.W. Green Memorial Home	2030	17	219	236	143	-	-	93
University Hospital of Northern BC RedevelopmentPhase 2 - Acute Care Tower	2031	12	1,567	1,579	1,246	-	-	333
Richmond Hospital Redevelopment	2033	64	1,895	1,959	1,889	-	-	70
Total health facilities		10,051	10,496	20,547	16,644	164	-	3,739
Transportation
Highway 99 10-Mile Slide [2]	2021	82	-	82	82	-	-	-
Highway 4 Kennedy Hill Safety Improvements [2]	2022	57	10	67	53		14	-
Highway 91 to Highway 17 and Deltaport Way Corridor improvements [2]	2023	250	10	260	87	-	82	91
West Fraser Road Realignment [2]	2023	84	-	84	66	-	18	-
Highway 1 Corridor - Falls Creek [2]	2024	86	3	89	4	-	85	-
Highway 1 Kicking Horse Canyon Phase 4 2	2024	595	6	601	386	-	215	-
Highway 1 Quartz Creek Bridge Replacement [2]	2024	103	16	119	69	-	50	-
Highway 5 Corridor [2]	2024	255	8	263	18	-	245	-
BC Transit Victoria HandyDART Facility [2]	2025	74	10	84	41	-	21	22
Highway 1 Chase Four-Laning [2]	2025	162	34	196	184	-	12	-
Highway 1 Corridor - Nicomen Bridge [2]	2025	95	5	100	12	-	88	-
Highway 1 Corridor - Tank Hill	2026	174	119	293	122	-	171	-
Highway 1 Ford Road to Tappen Valley Road Four-Laning	2026	202	41	243	161	-	82	-
Highway 7 Widening - 266th St. to 287th St.	2026	124	6	130	101	-	29	-
Highway 17 Keating Cross Overpass	2026	66	11	77	58	-	17	2
Highway 99 / Steveston Interchange, Transit & Cycling Improvements	2026	88	49	137	137	-	-	-
Transportation projects are continued on the next page

28 |	First Quarterly Report 2026/27

Updated 2026/27 Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $125 million 1

Note: Information in bold type denotes changes from Budget 2026 released on February 17, 2026

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	June 30, 2026	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Transportation projects continued
Kootenay Lake ferry service upgrade	2026	102	15	117	100	-	17	-
Pattullo Bridge Replacement	2026	1,312	325	1,637	1,637	-	-	-
Quesnel-Hydraulic Road Slide	2026	11	69	80	80	-	-	-
Broadway Subway [4]	2027	2,232	722	2,954	1,957	-	897	100
Cottonwood Hill at Highway 97 Slide	2027	45	290	335	302	-	33	-
Highway 1 Salmon Arm West [5]	2027	94	46	140	109	-	31	-
Highway 1 Bus on Shoulder McKenzie to Colwood Interchange	2027	30	65	95	68	-	27	-
Highway 1 Jumping Creek to MacDonald	2027	115	130	245	199	-	46	-
Highway 1 R.W. Bruhn Bridge	2027	174	151	325	234	-	91	-
Highway 1 Sackum Overhead Bridge Replacement	2027	23	70	93	93	-	-	-
Highway 1 Selkirk	2027	33	96	129	97	-	32	-
Highway 8 Corridor	2027	79	151	230	159	-	71	-
Highway 95 Bridge Replacement	2027	41	49	90	61	-	29	-
Belleville Terminal Redevelopment	2028	158	258	416	371	-	45	-
Blackwater North Fraser Slide	2028	21	182	203	185	-	18	-
Highway 1 Fraser Valley Corridor Improvements 264th St. to Mount Lehman Road	2028	609	1,641	2,250	2,250	-	-	-
Agassiz-Rosedale Bridge Repair Project	2029	1	63	64	64	-	-	-
Highway 1 216th St. to 264th St. widening	2029	193	287	480	383	-	97	-
Surrey Langley SkyTrain Project	2029	2,710	3,286	5,996	4,441	-	1,306	249
Fraser River Tunnel Project [6]	2031	580	7,912	8,492	8,492	-	TBC	-
Highway 1 Fraser Valley Corridor Improvements Mount Lehman Road to Highway 11	2031	205	2,446	2,651	2,601	-	-	50
Total transportation		11,265	18,582	29,847	25,464	-	3,869	514
Housing
58 W Hastings [2]	2024	155	5	160	36	-	54	70
Vancouver Parkside [2]	2025	51	3	54	54	-	-	-
1015 Hastings St. Development	2026	139	12	151	56	-	36	59
128 to 134 East Cordova St.	2026	91	82	173	29	-	24	120
320 Hastings St. E. Redevelopment	2026	83	8	91	48	-	8	35
Talistar (Society Units)	2026	-	62	62	62	-	-	-
296 Angela Drive	2027	180	39	219	15	-	175	29
1410 E King Edward Ave	2028	4	75	79	73	-	-	6
535 Columbia Street (Phase 1)	2028	1	63	64	59	-	-	5
Clark & 1st Ave	2028	59	129	188	32	-	121	35
1451 Bertram St	2029	4	116	120	120	-	-	-
343 W Pender St.	2029	8	55	63	57	-	-	6
926 & 930 Pandora Ave	2029	13	140	153	132	-	6	15
Total housing		788	789	1,577	773	-	424	380
Other taxpayer-supported
Nanaimo Correctional Centre Replacement [2]	2024	180	-	180	180	-	-	-
FIFA World Cup 2026 - Stadium Capital Improvements	2026	104	5	109	109	-	-	-
Provincial Archives, Research and Collections Campus (formerly RBCM Collections and Research Building)	2026	249	21	270	270	-	-	-
Connect the Basin - high-speed internet infrastructure	2027	11	85	96	63	-	29	4
Plant and Animal Health Centre	2031	30	466	496	496	-	-	-
Total other taxpayer-supported		574	577	1,151	1,118	-	29	4

First Quarterly Report 2026/27	| 29

Updated 2026/27 Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $125 million 1

Note: Information in bold type denotes changes from Budget 2026 released on February 17, 2026

		Project	Estimated	Anticipated		Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	June 30, 2026	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Approved projects with adjusted timelines
Abbotsford Long-Term Care	TBC	29	182	211	157	-	-	54
Burnaby Hospital Redevelopment - Phase 2 and BC Cancer Centre	TBC	51	1,764	1,815	1,771	-	-	44
Campbell River Long-Term Care	TBC	2	132	134	80	-	-	54
Chilliwack Long-Term Care	TBC	9	265	274	246	-	-	28
Cottonwoods Long-Term Care Replacement	TBC	3	184	187	112	-	-	75
Delta Long-Term Care	TBC	26	154	180	162	-	-	18
Fort St. John Long-Term Care	TBC	1	154	155	109	-	-	46
Squamish (Hilltop) Long-Term Care	TBC	-	286	286	286	-	-	-
University of Victoria - Student Housing Expansion	2034	6	172	178	121	-	-	57
Total approved projects with adjusted timelines		127	3,293	3,420	3,044	-	-	376
Total taxpayer-supported		28,252	38,215	66,467	55,248	164	4,406	6,649
Power generation and transmission
BC Hydro
- Mica replace units 1 to 4 generator transformers project [2]	2022	86	-	86	86	-	-	-
- Lake Buntzen 1 Coquitlam tunnel gates
refurbishment project [2]	2023	66	8	74	74	-	-	-
- Wahleach refurbish generator project [2]	2023	58	3	61	61	-	-	-
- Capilano substation upgrade project [2]	2024	76	1	77	77	-	-	-
- G.M. Shrum G1 to 10 control system upgrade [2]	2024	73	3	76	76	-	-	-
- Natal - 60-138 kV switchyard upgrade project [2]	2025	78	7	85	85	-	-	-
- Site C project [2,7]	2025	15,026	974	16,000	16,000	-	-	-
- Vancouver Island radio system project [2]	2025	55	3	58	57	-	-	1
- North Langford substation property purchase [2]	2026	54	7	61	61	-	-	-
- 2L143 - cable replacement project	2026	55	45	100	100	-	-	-
- 2L333 - load interconnection - Enbridge APP CS16	2026	73	59	132	71	-	15	46
- Cheakamus recoat units 1 and 2 penstocks (interior and exterior) project	2026	47	6	53	53	-	-	-
- Fort Nelson - regional reliability improvement project	2026	55	19	74	74	-	-	-
- Mainwaring station upgrade project	2026	106	48	154	154	-	-	-
- Mica townsite apartment accommodation project	2026	54	13	67	67	-	-	-
- 1L037 Jervis and Agamemnon crossings project	2027	34	30	64	64	-	-	-
- 1L243 transmission load increase (HVC) project	2027	56	86	142	99	-	40	3
- Comox - Puntledge flow control improvements project	2027	54	17	71	71	-	-	-
- Distribution design modernization project	2027	23	31	54	54	-	-	-
- EV charging ports DCFC program [8]	2027	77	49	126	126	-	TBC	TBC
- Fleetwood - Distribution load interconnection (SLS Servicing) project	2027	59	99	158	77	-	-	81
- Kimberley to Marysville - substation relocation project	2027	13	60	73	73	-	-	-
- Long Lake terminal station - transmission load interconnection project	2027	44	36	80	79	-	-	1
- Materials classification facility project	2027	42	34	76	76	-	-	-
- Minette - transmission load interconnection project	2027	31	41	72	52	-	-	20
- Ruskin - left abutment slope sinkhole remediation project	2027	94	35	129	129	-	-	-
- Sperling substation metalclad switchgear replacement project	2027	72	11	83	83	-	-	-
Power generation and transmission projects are continued on the next page

30 |	First Quarterly Report 2026/27

Updated 2026/27 Financial Forecast

 Table 1.11 Capital Expenditure Projects Greater Than $125 million 1

Note: Information in bold type denotes changes from Budget 2026 released on February 17, 2026

		Project	Estimated	Anticipated		Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	June 30, 2026	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Power generation and transmission projects continued
- Transmission customer load interconnection project	2027	17	35	52	38	-	9	5
- Tsay Keh Dene - diesel station capacity increase project	2027	24	27	51	51	-	-	-
- Campbell River II field facility redevelopment project	2028	12	60	72	72	-	-	-
- Clayburn - substation upgrade (2nd phase) project	2028	11	46	57	57	-	-	-
- Ladore spillway seismic upgrade project	2028	170	202	372	372	-	-	-
- Mica - U1 - U4 circuit breaker and iso-phase bus replacement project	2028	57	119	176	176	-	-	-
- Northwest - substations outage mitigation project	2028	29	60	89	87	-	-	2
- Peace to Kelly Lake stations sustainment project	2028	172	172	344	344	-	-	-
- Prince George to Terrace capacitors project	2028	339	243	582	481	-	97	4
- Terzaghi - spillway chute access improvement project	2028	13	49	62	62	-	-	-
- Treaty Creek Terminal - transmission load interconnection (KSM) project	2028	111	57	168	81	-	-	87
- Burrard switchyard - control building upgrade project	2029	6	51	57	57	-	-	-
- Kootenay Canal modernize controls project	2029	35	26	61	61	-	-	-
- McLellan - substation upgrade project	2029	19	58	77	77	-	-	-
- Mount Pleasant substation - transformer and feeder sections addition project	2029	10	80	90	90	-	-	-
- Victoria secondary network replacement project	2029	7	108	115	115	-	-	-
- Bridge River 1 - recoat penstocks 1-4 project	2030	23	103	126	126	-	-	-
- Bridge River transmission project	2030	15	156	171	171	-	-	-
- John Hart dam seismic upgrade project	2030	498	414	912	912	-	-	-
- North Coast transmission line (NCTL) project Phase 1 [9] …	2030	77	1,923	2,000	TBC	-	TBC	-
- Strathcona discharge upgrade project	2030	132	434	566	566	-	-	-
- Newell substation upgrade project	2031	27	168	195	195	-	-	-
			-
- Bridge River 1 replace units 1-4 generators/ governors project	2032	32	281	313	313	-	-	-
Total power generation and transmission		18,397	6,597	24,994	22,583	-	161	250

Other self-supported
ICBC Head Office Relocation	2028	118	34	152	152	-	-	-
Total self-supported		18,515	6,631	25,146	22,735	-	161	250
Total major capital projects		46,767	44,846	91,613	77,983	164	4,567	6,899

1 Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may highlight projects that still require final approval. Capital costs reflect current government accounting policy. Legislative amendments have increased the reporting threshold for new projects from $50 million to $125 million. Projects approved prior to this change will continue to be reported.

2 Assets have been put into service and only trailing costs remain.

3 The Seismic Mitigation Program consists of spending to date on Phase 2 of the program and may include spending on projects included in the table.

4 The Broadway Subway Project forecast and value of costs incurred to date include the City of Vancouver in-kind contribution of land rights, in keeping with the approved project budget. Under current government accounting, purchased intangible assets are given accounting recognition, and contributed intangible assets, such as land use rights or licenses are not.

5 Project is delivered in two segments, the Salmon Arm West 1st Ave to 10th Ave reached substantial completion in 2023 and the Salmon Arm West 10th Ave to 10th St. is expected to complete in 2027.

6 The Province has initiated negotiations with the Government of Canada to confirm the type and amount of commitment towards the project.

7 The approved project cost estimate (June 2021) is $16 billion, with an approved project in-service date of 2025. The project is now in-service with only trailing costs and wrap-up work remaining on the project. The anticipated project cost and costs to date include capital costs, charges subject to regulatory deferral and certain operating expenditures.

8 Program was previously named "Public EV charging - light-duty program". The total cost represents the gross cost of the project and has not been netted for Provincial and Federal Government contributions. The Provincial and Federal Government contribution amounts are dependent on the final actual project costs and what costs are eligible under the agreement.

9 North Coast transmission line (NCTL) - Phase 1 expected cost was approved by BC Hydro's Board of Directors (Board) in June 2026. Funding arrangements and agreements are still being developed. Internal/Borrowing and Federal Government amounts are to be confirmed at a later date. Future phases of the project have not reached Implementation Phase and are not yet approved by the Board.

First Quarterly Report 2026/27	| 31

Updated 2026/27 Financial Forecast

 Table 1.12 2026/27 Provincial Debt 1

	Year-to-Date to June 30				Full Year
	2026/27			Actual	2026/27			Actual
($ millions)	Budget	Actual	Variance	2025/26	Budget	Forecast	Variance	2025/26
Taxpayer-supported debt
Provincial government
Operating	41,055	41,055	-	23,025	45,522	45,430	(92)	33,427
Capital [2]	52,544	51,694	(850)	46,384	57,356	56,878	(478)	50,887
Total provincial government	93,599	92,749	(850)	69,409	102,878	102,308	(570)	84,314

Taxpayer-supported entities
BC Transportation Financing Authority	29,052	28,657	(395)	25,045	32,959	32,724	(235)	27,752
Health authorities and hospital societies	2,265	2,268	3	2,326	2,227	2,227	-	2,277
Post-secondary institutions	1,017	1,004	(13)	968	1,060	1,064	4	1,003
Social housing [3]	1,902	1,379	(523)	1,340	2,729	1,813	(916)	1,627
Other [4]	486	509	23	438	1,044	1,003	(41)	467
Total taxpayer-supported entities	34,722	33,817	(905)	30,117	40,019	38,831	(1,188)	33,126
Total taxpayer-supported debt	128,321	126,566	(1,755)	99,526	142,897	141,139	(1,758)	117,440
Self-supported debt	38,081	38,344	263	35,842	40,477	39,747	(730)	37,355
Total provincial debt	166,402	164,910	(1,492)	135,368	183,374	180,886	(2,488)	154,795

1 Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest and foreign exchange adjustments, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.

2 Includes debt incurred by the government to fund the building of capital assets in the education, health, social housing and other sectors.

3 Includes debt incurred by BC Housing Management Commission (BCHMC) to fund investments in affordable housing. The debt forecast reflects projects that have been approved as of June 2026.

4 Forecast includes potential provincial First Nation equity loan guarantees that may be authorized by Treasury Board under the First Nations Equity Financing program.

32 |	First Quarterly Report 2026/27

Updated 2026/27 Financial Forecast

Table 1.13 2026/27 Statement of Financial Position 1

	Actual	Year-to-Date	Forecast
	March 31,	June 30,	March 31,
($ millions)	2026	2026	2027
Financial assets:
Cash and temporary investments	12,800	17,152	11,000
Other financial assets	27,862	29,851	29,725
Sinking funds	364	403	383
Investments in commercial Crown corporations:
Retained earnings	19,301	19,874	20,756
Recoverable capital loans	35,671	36,794	38,006
Total investments in commercial Crown corporations	54,972	56,668	58,762
Total financial assets	95,998	104,074	99,870
Liabilities:
Accounts payable, accrued liabilities and others	25,678	23,360	25,632
Deferred revenue	17,394	18,714	18,835
Debt:
Taxpayer-supported debt	117,440	126,566	141,139
Self-supported debt	37,355	38,344	39,747
Total provincial debt	154,795	164,910	180,886
Add: debt offset by sinking funds	364	403	383
Add: foreign exchange adjustments	2,011	3,103	1,224
Less : guarantees and non-guaranteed debt	(1,804)	(1,782)	(2,250)
Financial statement debt	155,366	166,634	180,243
Total liabilities	198,438	208,708	224,710
Net liabilities	(102,440)	(104,634)	(124,840)
Capital and other non-financial assets:
Tangible capital assets	80,579	81,714	90,030
Other non-financial assets	4,739	4,807	4,727
Total capital and other non-financial assets	85,318	86,521	94,757
Accumulated deficit	(17,122)	(18,113)	(30,083)

Changes in Financial Position

	Year-to-Date	Forecast
	June 30,	March 31,
($ millions)	2026	2027
Deficit for the period	461	13,759
Change in remeasurement (gains) losses	530	(798)
Increase in accumulated deficit	991	12,961

Capital and other non-financial asset changes:
Taxpayer-supported capital investments	1,980	12,948
Less: amortization and other accounting changes	(845)	(3,497)
Increase in net capital assets	1,135	9,451
Increase (decrease) in other non-financial assets	68	(12)
Increase in capital and other non-financial assets	1,203	9,439

Increase in net liabilities	2,194	22,400

Investment and working capital changes:
Investment in commercial Crown corporations:
Increase in retained earnings	573	1,455
Self-supported capital investments	969	5,004
Less: loan repayments and other accounting changes	154	(2,669)
Increase in investment in commercial Crown corporations	1,696	3,790
Increase (decrease) in cash and temporary investments	4,352	(1,800)
Increase (decrease) in other working capital	3,026	487
Increase (decrease) in investment and working capital	9,074	2,477

Increase in financial statement debt	11,268	24,877
Change in sinking fund debt and foreign exchange adjustments	(1,131)	768
Increase (decrease) in guarantees and non-guaranteed debt	(22)	446
Increase in total provincial debt	10,115	26,091

1 The Statement of Financial Position will be presented in future quarterly reports to reflect the adoption of PS1202 Financial Statement Presentation (Conceptual Framework and Reporting Model).

First Quarterly Report 2026/27	| 33

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PART 2 | ECONOMIC REVIEW AND OUTLOOK[1]

Summary

B.C.'s economic performance has been mixed in the first seven months of 2026. Persistent economic uncertainty associated with U.S. tariffs, the war in Iran, and tighter federal immigration policy have contributed to significant headwinds to B.C.'s economy. The ongoing conflict in the Middle East has caused major disruptions to global supply chains and energy prices, driving up inflation in recent months. Retail sales saw slow growth early in the year, despite gains in wages and salaries, as labour market weakness weighed on consumer spending. Subdued market conditions continue to dampen housing market activity, with both home sales and residential construction slowing. Exports have seen modest gains despite U.S. tariffs. Exports to non-U.S. destinations have increased, supported by rising LNG production and higher prices for key commodities. Meanwhile, exports to the U.S. are down, largely due to lower exports of softwood lumber.

The Ministry of Finance (Ministry) estimates that B.C.'s economy expanded by 2.0 per cent in 2025. The Ministry forecasts economic growth to be 0.9 per cent in 2026 before increasing to 1.9 per cent in 2027. Slower growth projections in 2026 reflect temporary weakness in the labour and housing markets, which is expected to weigh on consumer spending and residential investment in the near-term. Looking ahead, a gradual adjustment of B.C.'s international trade network, a return to more typical population growth, and stable inflation are expected to reduce uncertainty and support the economic outlook in 2027 and over the forecast horizon. In the medium-term (2028 to 2030), real GDP growth is expected to average 2.1 per cent annually.

Chart 2.1  Ministry's Outlook for B.C. Compared to Private Sector

Sources: B.C. Ministry of Finance; Private Sector (low/average/high of Economic Forecast Council subset consisting of BMO, CIBC, National Bank, RBC, Scotiabank and TD).

The Ministry's forecast for B.C. real GDP growth in 2026 is slightly above the private sector range, reflecting more recent underlying data that has been incorporated into the Ministry's near-term economic outlook. The Ministry's projection for real GDP growth in 2027 is within the range of private sector forecasts.

______________________________

1  Reflects information available as of August 18, 2026, unless otherwise indicated.

First Quarterly Report 2026/27	| 35

Economic Review and Outlook

Since Budget 2026, some U.S. tariffs have moderated while others have escalated. The initial round of U.S. tariffs that applied 35 per cent on all Canadian goods (with a lower 10 per cent rate on energy products) were struck down by the U.S. Supreme Court in February 2026. However, the U.S. subsequently enacted a lower 10 per cent tariff on Canadian goods, with exemptions for certain products and all Canada-United States-Mexico Agreement (CUSMA) compliant goods. On July 20, 2026, the U.S. announced that starting in mid-August, additional tariffs would target a broad range of Canadian products at a rate of 50 per cent. B.C.'s exposure to U.S. tariffs is primarily concentrated in the forestry, aluminum, and manufacturing sectors. The First Quarterly Report economic outlook considers all U.S. tariffs announced as of July 31, 2026.

The main downside risks to B.C.'s economic outlook include a worsening global trade conflict, broadening of inflationary pressure from the conflict in the Middle East, a global climate of uncertainty that slows investment, and housing market weakness. Other risks include commodity price instability, volatile immigration levels, and economic losses from severe climate-related events.

British Columbia Economic Activity and Outlook

The Ministry's forecast for B.C. real GDP growth in 2026 has been revised down to 0.9 per cent from the Budget 2026 forecast of 1.3 per cent, while the forecast for 2027 has increased to 1.9 per cent from 1.8 per cent. The downward revision in 2026 largely reflects a projected decline in residential investment and slower growth in consumer and government spending in real terms amid higher inflation, a soft labour market and ongoing weakness in the housing market. Meanwhile, export activity has shown resilience so far this year, providing some offsetting support to economic growth. Nominal GDP growth for 2026 has been lowered slightly to 4.3 per cent from 4.4 per cent in Budget 2026, reflecting changes in real GDP, which are mostly offset by higher prices. In 2027, nominal GDP growth is forecast to be 4.2 per cent, compared with 4.1 per cent in Budget 2026.

Table 2.1 British Columbia Economic Indicators

		First Quarter	Second Quarter
	Latest	Jan. to Mar. 2026	Apr. to Jun. 2026	Year-to-date 2026[1]
All data seasonally adjusted,	data	change from	change from	change from
per cent change	available	Oct. to Dec. 2025	Jan. to Mar. 2026	Year-to-date 2025
Employment	July 2026	-0.6	-0.2	-0.7
Manufacturing shipments	June 2026	+5.5	+4.2	+9.1
Exports	June 2026	+0.5	+8.1	+2.9
Retail sales	May 2026	+1.3	+1.0	+1.7
Consumer price index [2]	July 2026	+2.1	+2.7	+2.5
Housing starts	July 2026	+10.6	-12.6	-9.3
Residential sales units	July 2026	-10.9	+4.0	-6.0
Residential average sale price	July 2026	-3.5	+0.9	-1.2
Non-residential building permits	June 2026	+1.7	-15.5	+53.3

1 Year-to-date refers to January of the current year to the latest month of data, compared to the same period of the prior year.

2 Quarterly calculations for CPI are year-over-year, e.g. First Quarter is Jan. to Mar. 2026 change from Jan. to Mar. 2025.

36 |	First Quarterly Report 2026/27

Economic Review and Outlook

The near-term economic growth outlook for B.C. is supported by business investment in non-residential construction, moderate but steady consumer spending and solid export activity. Employment is forecast to soften in 2026, putting upward pressure on the unemployment rate, as tight federal immigration policy and economic uncertainty weigh on labour market activity. Employment growth is expected to improve in 2027, with the unemployment rate trending lower over the forecast horizon, as the economy adjusts to these temporary factors. The war in Iran has increased price pressures, with headline inflation expected to be temporarily elevated this year before moderating in 2027. Residential construction and home sales activity are forecast to remain constrained by subdued market conditions in the near-term amid global economic uncertainty, low population growth and affordability challenges.

Over the medium-term, B.C.'s economy is expected to emerge from a period impacted by global trade uncertainty and low population growth, with annual real GDP growth averaging 2.1 per cent and nominal GDP growth averaging 4.3 per cent. The medium-term outlook is supported by business investment in residential and non-residential construction, steady consumer spending amid stable labour market growth, modest growth in government spending to provide services, and strengthening exports boosted by LNG production.

Labour Market

B.C. has seen solid employment growth in recent months following a downturn early in the year amid declining net migration and heightened uncertainty around international trade. On a year-to-date basis, employment was down by 0.7 per cent (-20,700 jobs) compared with the first seven months of 2025. During this period, full-time employment decreased by 11,400 jobs and part-time employment decreased by about 9,200 jobs. Year-to-date to July 2026, employment declined in the private sector (-18,700 jobs) and for self-employed workers (-20,000 jobs) compared with the same period last year, which was partly offset by employment gains in the public sector (+18,000 jobs).

On an industry basis, the largest year-to-date employment declines were in wholesale and retail trade (-22,500 jobs), transportation and warehousing (-10,500 jobs) and finance, insurance, real estate, rental and leasing (-8,700 jobs). Meanwhile, employment gains were led by construction (+11,100 jobs), health care and social assistance (+10,500 jobs) and agriculture (+8,400 jobs).

The provincial unemployment rate has averaged 6.5 per cent year-to-date to July 2026, 0.1 percentage points below the national average. B.C.'s unemployment rate was 6.2 per cent in July 2026, down from a recent peak of 6.8 per cent in April and May 2026, reflecting stronger employment growth. The province's job vacancy rate averaged 3.2 per cent from January to May 2026, down from 3.4 per cent during the same period of 2025, indicating cooling labour demand.

The size of B.C.'s labour force has decreased slightly amid tighter federal immigration policy. Year-to-date to July 2026, B.C.'s labour force declined by 0.3 per cent compared with the same period of 2025. So far this year, fewer landed immigrants (-1.6 per cent) accounted for the majority of the decrease, with a smaller decline in Canadian-born (-0.4 per cent) labour force members. Overall, B.C.'s labour force participation rate averaged 64.7 per cent year-to-date to July 2026 compared with 65.1 per cent over the first seven months of 2025. During this period, the labour force participation rate declined for the 25 to 54 years prime-age workers group (-0.3 percentage points) and among those aged 15 to 24 years (-1.1 percentage points), while the participation rate rose for those aged 55 years and over (+0.5 percentage points).

First Quarterly Report 2026/27	| 37

Economic Review and Outlook

Chart 2.2  B.C. Employment

Sources: Statistics Canada (Labour Force Survey); Haver Analytics

Most recently, employee compensation (i.e., aggregate wages, salaries, and employers' social contributions) in B.C. increased by 4.0 per cent year-to-date to March 2026 compared with the same period of 2025, reflecting higher aggregate economy-wide wages despite a modest decline in jobs so far this year. Meanwhile, the average hourly wage rate rose by 2.6 per cent year-to-date to July 2026 compared to the first seven months of 2025. By comparison, wages in B.C. grew slightly faster from January to July than the consumer price index for B.C., which averaged 2.5 per cent over the first seven months of 2026.

Outlook

In the near-term, tight federal immigration policy and economic uncertainty are expected to continue to weigh on employment growth. The Ministry forecasts employment in B.C. to decrease by 0.2 per cent in 2026 (approximately -7,100 jobs) followed by annual employment growth of 0.7 per cent in 2027 (approximately +20,300 jobs) as immigration levels stabilize and the economy adjusts to recent disruptions. Over the medium-term, employment growth is forecast to average 1.0 per cent annually.

B.C.'s unemployment rate is expected to average 6.4 per cent in 2026 before easing to 6.1per cent in 2027, supported by stronger employment growth. B.C.'s unemployment rate is forecast to trend lower over the medium-term to reach 5.7 per cent by 2030.

Employee compensation is expected to rise to $230.1 billion (+3.8 per cent) in 2026 and then reach $237.7 billion (+3.3 per cent) in 2027 as wage growth and consumer price inflation ease. Over the remainder of the forecast horizon, employee compensation is projected to grow by an average of 3.8 per cent annually.

38 |	First Quarterly Report 2026/27

Economic Review and Outlook

Demographics

On April 1, 2026, B.C.'s population was 5.65 million people, down 0.9 per cent from the same date in 2025. This decline is due to the sharp reversal in international migration seen in recent quarters, which was driven by significant declines in the number of non-permanent residents resulting from lower federal immigration targets.

During the January to March (first quarter) period of 2026, the province experienced a net outflow of 11,933 migrants, compared with a net inflow of 673 people in the same quarter of 2025. The decrease in total net migration in the first quarter of 2026 was driven by a decline in net international migration (from +1,907 persons to -13,514 persons).

The decrease in net international migration largely reflects a steeper decline in the number of net non-permanent (temporary) residents (from -8,002 persons to -18,773 persons). Underlying the higher outflow of non-permanent residents was a larger decrease in net temporary work permit holders (from -2,010 persons to -12,397 persons), while study permit holders continued to fall (from -10,513 persons to -9,640 persons) compared with the same period of 2025. These large, anticipated declines in international migration to B.C. (and other provinces) follow policy changes that were implemented in recent editions of the federal government's Immigration Levels Plan.

Meanwhile, net interprovincial migration has increased for four consecutive quarters, providing some offset to the overall outflow of migrants. B.C. recorded a net inflow of 1,581 persons from other provinces in the first quarter of 2026 compared with a net interprovincial outflow of 1,234 persons in the same period last year.

Outlook

B.C.'s July 1 population is projected to decrease by 0.9 per cent in 2026, increase by 0.5 per cent in 2027, and then rise by an average of 1.1 per cent annually over the 2028 to 2030 period as immigration returns to more typical levels.

B.C. is expected to experience a total net migration loss of about 12,100 persons in 2026 and a gain of 57,200 persons in 2027. Net gains in interprovincial migration in 2026 (+9,200 persons) and 2027 (+9,500 persons) are expected to support B.C.'s population. Meanwhile, net international migration is expected to see another year of net outflows in 2026 (-21,300 persons) before returning to net inflows in 2027 (+47,600 persons). The return to positive net international migration in 2027 reflects modest net temporary resident inflows after two years of large outflows. From 2028 to 2030, total net migration gains are expected to stabilize and average around 67,000 persons annually. International migrants are expected to account for approximately 84 per cent of total migrants over the medium-term.

First Quarterly Report 2026/27	| 39

Economic Review and Outlook

Consumer Spending and Inflation

Consumer spending saw weak growth earlier this year amid challenges in the labour market. Year-to-date to May 2026, B.C. nominal retail sales increased by 1.7 per cent, while consumer prices rose by an average of 2.3 per cent, indicating that prices, rather than volumes, have driven retail sales growth. Year-to-date sales growth was led by spending at gasoline stations and fuel vendors (+11.9 per cent), where elevated gasoline prices have contributed to the increase. Retail sales were also supported by spending at general merchandise retailers (+7.1 per cent) and health and personal care retailers (+8.4 per cent). Partially offsetting this growth was a decline in spending at motor vehicles and parts dealers (-7.0 per cent) and building material and garden equipment and supplies dealers (-5.2 per cent).

Sales at food services and drinking places in B.C., a component of the service sector, rose by 4.9 per cent year-to-date to May 2026, compared with the same period of 2025.

Consumer sentiment in B.C. remains fragile amid ongoing economic uncertainty. The consumer confidence index for B.C. averaged 67.4 points in the first eight months of 2026, up from 63.5 points in the same period last year but remains well below historical averages. The Bank of Canada's latest Canadian Survey of Consumer Expectations released in July 2026 highlighted that consumers' concerns around high prices and economic uncertainty are weighing on spending plans at the national level.

Chart 2.3  B.C. Retail Sales

Sources: Statistics Canada; Haver Analytics

Despite moderating price growth among several categories so far this year, higher gasoline prices have put upward pressure on headline inflation. B.C.'s inflation rate averaged 2.5 per cent in the first seven months of 2026, compared with 2.3 per cent in the same period of 2025. Key contributors to year-to-date price growth included food (+4.0 per cent), shelter (+1.5 per cent) and transportation (+3.4 per cent, particularly gasoline +10.0 per cent). While shelter remained a key component of headline inflation, shelter price growth has been subdued this year. This reflects less price pressure for owned accommodation costs, partly due to lower mortgage interest and homeowner replacement costs. The conflict in Iran that escalated in late-February 2026, and subsequent blockade of the Strait of Hormuz and Red Sea shipping routes, has disrupted global energy markets and increased oil prices in recent months. This has resulted in some businesses introducing fuel surcharges for certain goods and services. On a year-over-year basis, B.C. CPI inflation was 2.9 per cent in July 2026, notably higher than the 2.0 per cent rate observed in January 2026, largely due to elevated gasoline prices (+21.9 per cent). Excluding food and energy, inflation was just 2.1 per cent in July 2026.

40 |	First Quarterly Report 2026/27

Economic Review and Outlook

Chart 2.4  B.C. Inflation

Sources: Statistics Canada; Haver Analytics

Outlook

The Ministry forecasts that real household consumption will grow by 1.3 per cent in 2026, then increase to 2.0 per cent growth in 2027. In 2026, strong wage growth is expected to offset headwinds from resurgent inflation and labour market weakness. From 2028 to 2030, real household consumption growth is expected to average 2.6 per cent annually, supported by stronger employment growth and stable inflation.

Nominal retail sales are expected to grow by 2.7 per cent in 2026 and 2.9 per cent in 2027, with price inflation supplementing weak sales volumes. In the medium-term, the Ministry forecasts nominal retail sales growth to average 3.7 per cent annually over the remainder of the forecast period, supported by labour market recovery.

Consumer price inflation is expected to average 2.5 per cent in 2026, with high energy prices temporarily raising headline inflation until supply chain disruptions in the Middle East subside. In 2027, consumer price inflation is forecast to be 2.0 per cent as energy price inflation eases. From 2028 to 2030, consumer price inflation is forecast to remain steady around the Bank of Canada's target of 2.0 per cent.

First Quarterly Report 2026/27	| 41

Economic Review and Outlook

Housing

B.C.'s housing market activity has remained subdued so far this year, constrained by various challenges. Homebuilding momentum has been uneven amid soft home sales activity, high inventories, and a decline in population. Year-to-date to July 2026, B.C. housing starts averaged 41,368 annualized units. This is below the ten-year historical average of 44,448 units, which includes record-high homebuilding levels in recent years, and down 9.3 per cent compared with the first seven months of 2025. In areas with 10,000 or more people, single-unit housing starts declined by 5.2 per cent over this period, while multiple-unit housing starts declined by 9.8 per cent.

Chart 2.5  B.C. Housing Starts

Sources: Canada Mortgage and Housing Corporation; Haver Analytics
* Historical average from Jan. 2016 to Dec. 2025

Homebuilding activity across B.C.'s Census Metropolitan Areas (CMA) was lower than the first seven months of 2025 including Vancouver (-9.6 per cent), Victoria (-30.1 per cent), Kelowna (-37.2 per cent) and Abbotsford (-46.7 per cent). Meanwhile, home completions decreased in Vancouver (-7.4 per cent) on a year-to-date basis but increased in Kelowna (+22.0 per cent), Victoria (+12.1 per cent) and Abbotsford (+22.5 per cent) compared to the first seven months of 2025.

Residential building permits, a leading indicator of home construction, have eased so far this year. The value of residential building permits decreased by 2.3 per cent year-to-date to June 2026, while the number of residential units permitted decreased by 4.8 per cent compared to the same period of 2025. The decline in total units permitted reflects fewer multiple-dwelling (-3.5 per cent) and single-dwelling (-21.4 per cent) permits during this period. Among CMAs, the largest declines in the number of residential units permitted were in Vancouver (-11.1 per cent) and Victoria (-29.5 per cent), while gains were led by Nanaimo (+159.3 per cent) and Kelowna (+11.0 per cent).

42 |	First Quarterly Report 2026/27

Economic Review and Outlook

Chart 2.6  B.C. Home Sales and Price

Sources: Canadian Real Estate Association; Haver Analytics

Housing market activity weakened through the first seven months of the year, constrained by economic uncertainty, affordability concerns, softening in the labour market and an extended pause in Bank of Canada interest rate cuts. Year-to-date to July 2026, MLS home sales decreased by 6.0 per cent compared to the same period of 2025. Lower sales were reported across all of B.C.'s regional markets during this period.

Chart 2.7  Greater Vancouver HPI Benchmark Price

Sources: Canadian Real Estate Association; Haver Analytics

First Quarterly Report 2026/27	| 43

Economic Review and Outlook

Subdued demand and elevated inventory continue to ease home price pressures. Year-to-date to July 2026, the MLS average home sale price decreased by 1.2 per cent compared with the same period last year. During this period, the MLS composite benchmark house prices (which account for differences in dwelling types and quality in each region) declined in the Fraser Valley (-7.3 per cent), Greater Vancouver (-6.4 per cent), the Okanagan Valley (-0.3 per cent) and Victoria (-0.5 per cent), while prices were nearly flat in the Vancouver Island (-0.1 per cent) region. Meanwhile, rental industry data to July 2026 indicated that average asking rents in B.C., including the Lower Mainland, continued to ease on a year-over-year basis.

Outlook

The Ministry expects home sales activity to remain lower in 2026 before gradually rising over the forecast horizon. Home sales are forecast to decrease by 4.0 per cent in 2026 before increasing by 7.5 per cent in 2027 as economic uncertainty eases and population and employment growth recovers. Home sales growth is expected to average 2.9 per cent annually over the 2028 to 2030 period. The average home sales price in B.C. is expected to decrease by 1.2 per cent in 2026, marking the second consecutive year of declines, before increasing by 2.9 per cent in 2027. Over the 2028 to 2030 period, average home sales price growth is expected to range between 2.5 and 2.7 per cent. Putting unit sales and prices together, the total value of homes sales is forecast to decrease by 5.1 per cent in 2026, rise by 10.6 per cent in 2027, and then average 5.6 per cent growth annually over the 2028 to 2030 period.

The Ministry expects B.C. housing starts to total approximately 42,320 units in 2026, slightly below the ten-year historical average. In the near-term, population decline, labour market weakness and affordability concerns continue to weigh on demand for new housing. Home construction is expected to gradually pick up over the forecast horizon as housing demand recovers, while government policies to encourage private and public sector homebuilding support the outlook. The Ministry forecasts approximately 43,700 new housing starts in 2027, and an annual average of 46,750 new housing starts from 2028 to 2030.

Business and Government

Advances in industrial and institutional construction intentions boosted the total value of non-residential building permits issued in the first half of this year. Year-to-date to June 2026, total non-residential building permits rose by 53.3 per cent compared with the first six months of 2025. The increase reflects notable gains in institutional (+92.4 per cent) and industrial (+644.6 per cent) permitting, driven by new approvals for medical institutions and a new wastewater treatment plant in the Metro Vancouver area. By comparison, the value of commercial building permits (-11.8 per cent) declined compared to the same period last year.

Small business confidence in B.C. has improved since the lows experienced at the height of trade uncertainty in 2025 despite ongoing challenges. Year-to-date to July 2026, the Canadian Federation of Independent Business' 12-month small business confidence index for B.C. was 10.8 points above the same period of 2025. So far in 2026, the index has averaged 54.9 points, above the 50-point threshold, indicating that more small business owners expect stronger performance over the next year than not. However, sentiment remains fragile as businesses continue to face strong headwinds including rising input costs and softer demand.

44 |	First Quarterly Report 2026/27

Economic Review and Outlook

B.C.'s international tourism sector was strong in the first five months of 2026. Travellers entering B.C. increased by 6.4 per cent year-to-date to May 2026 compared with the same period of 2025, averaging 741,037 international travellers per month. In May, the number of international travellers entering B.C. reached its second highest level in recent history. Growth has been driven by increases in visitors from the U.S. (+6.5 per cent) and the rest of the world (+6.3 per cent).

Outlook

B.C.'s investment outlook reflects a balance of domestic support amid global economic uncertainty. The Ministry forecasts total real investment in B.C. to increase by 1.0 per cent in 2026 and 0.3 per cent in 2027. The Ministry forecasts moderate real investment growth in the medium-term, averaging 0.8 per cent annually over the 2028 to 2030 period.

Real business investment is projected to slightly decrease by 0.3 per cent in 2026, mainly due to lower residential construction amid subdued housing demand. In 2027, real business investment is projected to remain relatively flat, growing by 0.2 per cent with a recovery in residential construction being mostly offset by lower non-residential investment as LNG projects currently under construction near completion. Over the 2028 to 2030 period, real business investment growth is expected to average 2.1 per cent annually, supported by overall growth in all major investment categories as economic uncertainty eases and housing construction recovers, with upside potential as new resource projects begin construction.

Real expenditure on goods and services by all levels of government is forecast to grow by 0.5 per cent in 2026 and 2027. The Ministry expects real government spending to increase by 0.9 per cent on average annually over the 2028 to 2030 period.

The Ministry expects nominal net operating surplus of corporations (an approximation for corporate profits) to increase by 6.6 per cent in 2026 and 4.6 per cent in 2027, aided by elevated prices and resilient exports. Net operating surplus is forecast to grow between 3.1 per cent and 4.9 per cent annually over the 2028 to 2030 period.

External Trade and Commodity Markets

B.C. merchandise exports have shown resilience against a volatile backdrop of U.S. tariff and trade policy uncertainty, supply chain disruptions, and uneven global demand due to the conflict in the Middle East. On a year-to-date basis, the total value of B.C. goods exports increased by 2.9 per cent compared to the first six months of 2025.

The composition of B.C.'s trade network continues to shift as exporters navigate the evolving trade landscape. The share of B.C. goods exports destined for the U.S. has declined for the last three years. Year-to-date to June 2026, the U.S. accounted for less than half (47.2 per cent) of B.C.'s total goods exports. During this period, exports to the U.S. fell by 7.4 per cent compared with the first six months of 2025. The decline largely reflects lower exports of softwood lumber (-35.1 per cent), machinery and equipment (-18.3 per cent), natural gas (-20.4 per cent) and unwrought aluminum (-51.0 per cent). Meanwhile, goods exports to non-U.S. destinations rose by 15.3 per cent, led by higher exports to China (+25.3 per cent), South Korea (+23.7 per cent) and India (+31.6 per cent), which were partially offset by lower exports to Japan (-4.8 per cent).

First Quarterly Report 2026/27	| 45

Economic Review and Outlook

Year-to-date gains to non-U.S. destinations largely reflect higher values for B.C.'s copper exports amid high demand for critical minerals that support clean energy transition and grid expansion for artificial intelligence (AI) data centres.

Across industries, year-to-date export performance was mixed. Gains were concentrated in the exports of metallic mineral products (+46.4 per cent), particularly copper ores and concentrates (+59.9 per cent). Meanwhile, declines were led by lower exports of softwood lumber (-28.2 per cent), machinery and equipment (-14.7 per cent), natural gas (-20.4 per cent) and pulp and paper products (-17.0 per cent). So far this year, higher volumes and prices have supported gains in the value of copper ores and concentrates compared to the first six months of 2025. By comparison, declines in the value of softwood lumber and pulp exports reflect a combination of lower volumes and prices. The value of coal exports was relatively unchanged as weaker global demand was mostly offset by higher coal prices, which rose notably compared to the first half of 2025.

On the manufacturing front, B.C. shipments increased in five of the last six months and are up 9.1 per cent year-to-date to June 2026 compared to the same period of 2025. Gains during this period were broad based, led by higher shipments of primary metals (+47.8 per cent), food products (+8.5 per cent) and machinery (+15.6 per cent), while declines were concentrated in wood product (-17.1 per cent) and non-metallic mineral product (-3.7 per cent) shipments.

Chart 2.8  B.C. Exports

Source: BC Stats

The price of Western spruce-pine-fir (SPF) 2x4 lumber averaged $482 US/000 board feet year-to-date to July 2026, unchanged compared with the same period of 2025.

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Energy prices have been highly volatile in 2026 amid instability in the Middle East and the related disruption to global oil supply. The West Texas Intermediate (WTI) oil price hit a four year high of $102.13 US per barrel in May 2026 before falling to $80.46 US per barrel in July 2026. Overall, the price of oil averaged $83.38 US per barrel in the first seven months of 2026, up 22.2 per cent compared to the same period of 2025. Meanwhile, the plant inlet price of natural gas increased 6.7 per cent year-to-date and averaged $1.02 C/GJ in the first seven months of 2026. Despite the increase, natural gas prices remain low due to high North American supply.

The average metallurgical coal price rose by 28.2 per cent year-to-date to July 2026 compared with weak prices during the same period of 2025, which were constrained by high global supply and subdued industrial activity in Asia. Most metal prices increased significantly on a year-to-date basis, including copper (+38.8 per cent), molybdenum (+34.1 per cent) and zinc (+23.4 per cent), while the price of lead (-1.8 per cent) decreased compared with the first seven months of 2025. Copper prices have been elevated amid global supply constraints, electrification investment in Asia, and demand for AI-related infrastructure. Meanwhile, safe-haven commodities such as gold and silver increased by 48.0 per cent and 126.9 per cent, respectively.

Outlook

The Ministry forecasts real exports of goods and services to grow by 3.4 per cent in 2026, 3.6 per cent in 2027, and between 2.8 per cent and 3.4 per cent from 2028 to 2030. In the near-term, stronger exports of metals (led by copper) and liquefied natural gas exports from LNG Canada Phase 1 are expected to offset a decline in exports that are heavily exposed to U.S. tariffs and duties, such as forestry, aluminum, and manufactured products. As trade uncertainty eases in the medium-term, exports are expected to improve across a broad category of commodities. In the latter years of the forecast horizon, additional LNG production from Woodfibre LNG and Cedar LNG is expected to support the outlook.

The price of lumber is forecast to average $497 US/000 board feet in 2026 and $520 US/000 board feet from 2027 to 2030. The plant inlet price for natural gas is expected to average $1.10 C/GJ in 2026/27, $1.38 C/GJ in 2027/28, and $1.60 C/GJ in 2028/29.

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Risks to the Economic Outlook

B.C.'s economic outlook faces continued uncertainty from restrictive immigration and global trade policies, in addition to inflationary pressure from the conflict in the Middle East. Upside risks to B.C.'s economy over the forecast horizon include increased economic activity from expedited investments in major private sector capital projects, lower interprovincial trade barriers, and productivity gains for firms that adopt new technologies. Downside risks to B.C.'s economic outlook include:

• persistent inflationary pressure from the conflict in the Middle East that broadens to impact non-energy goods and services;

• escalations to the magnitude and scope of U.S. tariffs on Canadian exports, impacting trade flows, employment, business investment, inflation and consumer spending;

• uncertainty surrounding the renegotiation of CUSMA;

• volatile immigration levels that could limit the supply of labour and weigh on economic activity;

• a reduction in residential construction investment due to prolonged weakness in demand and overall economic uncertainty;

• severe climate-related events disrupting the lives and livelihoods of British Columbians, destroying productive capital and impacting economic activity;

• weaker global economic activity and volatile prices for B.C.'s major commodity exports due to geopolitical conflicts and economic challenges among B.C.'s trading partners; and

• timing of investment, operations and exports related to major capital projects in the province.

External Outlook

Developments in the economic outlook for B.C.'s major trading partners has been mixed in 2026 but remains mostly unchanged for 2027 compared with Budget 2026. In the near-term, restrictive trade policy and geopolitical conflict have disrupted supply chains and heightened economic uncertainty, dampening expectations for economic growth. In Canada, U.S. tariffs, low immigration levels, and a subdued housing market have weakened business investment and the labour market, while exports and household consumption have remained resilient. These headwinds have challenged economic activity so far in 2026, but growth is expected to improve in the latter half of this year as inflationary pressures ease and the economy adjusts to these challenges. Economic growth in the U.S. has slowed in recent quarters due to lower government spending and rising imports relative to exports. Meanwhile, household spending and business investment, particularly into AI-related infrastructure, have strongly contributed to U.S. economic growth despite challenges from restrictive trade policy and renewed inflationary pressures from the conflict in the Middle East. In Asia, China's economy has slowed due to weak domestic demand and a prolonged property market downturn, with strong exports providing offsetting growth. Meanwhile, Japan's economy began 2026 with unusually strong economic growth but is expected to face challenges from U.S. tariffs, higher energy prices, and rising interest rates in the near-term. In the euro zone, the first half of the year was marked by modest economic growth and a stable labour market but rising inflation and economic uncertainty are expected to weigh on consumer spending and business investment in the latter half of 2026.

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Canada

The Canadian economy was mostly unchanged in the first quarter of 2026, contracting by a modest 0.1 per cent (annualized) after declining by 1.0 per cent in the previous quarter. Real GDP growth in the first quarter was weighed down by a 3.0 per cent decline in business investment, led by lower investment in both residential and non-residential structures. Government investment also declined during this period following strong growth in the previous three quarters. In addition, a 12.0 per cent rise in imports of goods and services subtracted from growth by worsening net trade. Meanwhile, resilient household consumption and a buildup of business inventories provided offsetting growth to real GDP. On a year-to-date basis, Canada's real GDP was 0.1 per cent lower in the first quarter of 2026 compared with the same period of 2025.

Chart 2.9  Canadian Real GDP

Sources: Statistics Canada; Haver Analytics

Following growth of 1.4 per cent in 2025, Canadian employment growth has slowed under pressure from low immigration and global economic uncertainty. Year-to-date to July 2026, employment was up 0.5 per cent (+111,800 jobs) compared with the same period last year. The national unemployment rate has gradually fallen from its recent high of 7.1 per cent in September 2025, reaching 6.4 per cent in July 2026, as employment growth (+0.5 per cent) continued to outpace labour force growth (+0.3 per cent). Canada's labour force participation rate has been mostly unchanged, averaging 65.0 per cent in the first seven months of 2026 compared with 65.3 per cent over the same period of 2025. Meanwhile, job vacancies have fallen 2.8 per cent in the first five months of 2026 compared with the same period last year, indicating some persistent slack in the labour market.

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So far in 2026, total MLS home sales in Canada declined by 5.1 per cent year-to-date to July 2026, following a 1.6 per cent decline in the same period of 2025. Home sales have been weak but stable through the first seven months of 2026 while new listings have decreased. As a result, the housing market has gradually balanced, with the home sales-to-listing ratio reaching 51.3 per cent in July 2026. Year-to-date to July 2026, the average home sale price was unchanged (+0.0 per cent) compared with the same period last year, reflecting balanced but weak market activity.

National housing starts averaged 245,862 annualized units in the first seven months of 2026, down by 4.9 per cent compared with the same period last year. New home construction continues to face headwinds from lower immigration and economic uncertainty. Within housing categories, single-unit starts declined by 8.1 per cent and multiple-unit starts declined by 1.6 per cent during this period. Among Census Metropolitan Areas (CMAs), homebuilding fell the most in Calgary (-22.5 per cent) and Edmonton (-17.7 per cent) on a year-to-date basis and increased the most in London (+119.9 per cent) and Winnipeg (+39.4 per cent) compared with the first seven months of 2025.

Consumer price inflation in Canada rose through the first half of 2026, reflecting global supply chain disruptions and elevated import costs, and was up 2.6 per cent year-to-date to July 2026 compared to the same period of 2025. Inflation began the year at 2.3 per cent in January and fell as low as 1.8 per cent in February 2026 before quickly rising after the closure of the Strait of Hormuz. In July 2026, consumer prices rose 3.0 per cent compared with the same month last year. Gasoline prices (+25.7 per cent) and food prices (+3.0 per cent) put upward pressure on national inflation in July 2026, while shelter inflation was 1.3 per cent, its lowest rate since 2020. Excluding food and energy, national inflation was 1.9 per cent in July 2026, near the Bank of Canada target of 2.0 per cent.

Canadian nominal retail sales rose by 3.6 per cent year-to-date to May 2026 compared with the same period last year, reflecting broad based gains led by sales at gasoline stations and fuel vendors. In real terms (which exclude price effects), sales were up 0.8 per cent, indicating that both price inflation and higher volumes are supporting nominal retail sales.

The value of Canadian merchandise exports increased by 6.8 per cent in the first six months of 2026 compared with the same period last year. Gains in metal and non-metallic mineral products (+30.5 per cent) and energy products (+12.6 per cent) were partially offset by losses in tariff and duty exposed industries, such as motor vehicles and parts (-11.2 per cent) and forestry products and building materials (-11.2 per cent). Year-to-date to June 2026, Canadian exports of services grew by 3.8 per cent, led by exports of commercial services (+5.8 per cent) and transportation services (+13.8 per cent).

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Outlook

The July 2026 Consensus Economics (Consensus) forecasts Canadian real GDP to rise by 0.7 per cent in 2026 (0.6 percentage points lower than the January 2026 survey) and by 1.8 per cent in 2027.

Table 2.2 Canadian Real GDP Forecast: Consensus versus B.C. Ministry of Finance

	2026	2027
	Per cent change in real GDP
B.C. Ministry of Finance	0.9	1.7
Consensus Economics (July 2026*)	0.7	1.8

* Comparable month to B.C. Ministry of Finance forecast.

In the near-term, the Canadian economy is expected to continue facing headwinds from low immigration levels, renewed inflation, restrictive tariffs, and elevated economic uncertainty, particularly during the CUSMA review. The Ministry assumes the Canadian economy will grow by 0.9 per cent in 2026, slightly above Consensus, reflecting a strong advance estimate for second quarter GDP growth and solid second quarter employment and export performance observed after the release of the July Consensus. In 2027, the Ministry assumes prudent real GDP growth of 1.7 per cent, and from 2028 to 2030, growth is projected to average 1.8 per cent annually.

Chart 2.10  Consensus Outlook for Canada in 2026

Source: Consensus Economics

The chart above represents forecasts for Canadian real GDP growth in 2026 as polled on specific dates. For example, forecasters surveyed on January 13, 2025 had an average 2026 Canadian real GDP growth forecast of 1.7 per cent, while on August 10, 2026 they forecast 2026 Canadian real GDP to grow by 0.8 per cent.

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United States

Economic activity in the U.S. has been modest but steady in the first half of 2026 despite challenges from rising inflation and restrictive trade policies. U.S. real GDP expanded by an annualized rate of 1.5 per cent in the second quarter (April to June), easing from 2.1 per cent growth in the first quarter. Growth in the second quarter was driven by strong consumer spending (+3.2 per cent) and private domestic investment (+3.0 per cent). Growth was partially offset by lower government spending (-0.8 per cent) and a significant rise in imports of goods and services (+11.5 per cent) relative to exports (+4.5 per cent), with AI-related products leading imports. Overall, U.S. real GDP has increased by 2.4 per cent in the first half of 2026 compared with the same period of 2025.

Chart 2.11  U.S. Real GDP

Sources: U.S. Bureau of Economic Analysis; Haver Analytics

The U.S. labour market expanded at a modest pace in the first seven months of 2026, with employment increasing by 0.2 per cent (+303,000 jobs) year-to-date to July 2026, led by the professional and business services sector. The unemployment rate was 4.1 per cent in July 2026 and averaged 4.3 per cent year-to-date (0.1 percentage points higher on average in the first seven months of 2026 compared with the same period of 2025). Average hourly earnings rose 3.5 per cent year-to-date to July 2026, slightly above consumer price inflation (+3.3 per cent) over the same period.

The U.S. housing market has slowed so far this year, weighed down by economic uncertainty, elevated mortgage rates, and persistent affordability challenges. U.S. homebuilding declined year-to-date to July 2026, down 1.9 per cent compared with the same period of 2025, as an increase in multi-unit starts (+10.0 per cent) was offset by a decline in single-unit starts (-7.0 per cent). U.S. residential building permits, an indicator of future building activity, declined by 1.1 per cent through the first seven months of 2026 compared with the same period last year. Homes sales and median prices fell in the first half of 2026 for new single-unit homes, but grew slightly for existing homes.

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Chart 2.12  U.S. Housing Starts

Sources: U.S. Census Bureau; Haver Analytics

Retail sales in the U.S. increased by 5.3 per cent year-to-date to July 2026 compared with the first seven months of 2025, primarily driven by higher sales from non-store retailers (+10.4 per cent) and gasoline stations (+14.0 per cent). However, these sales (measured in nominal dollars) have been supported by a recent rise in consumer price inflation, particularly for gasoline. In real terms, retail sales are estimated to have grown at a slower pace in the first seven months of the year, amid low consumer confidence.

U.S. consumer price inflation averaged 3.3 per cent in the first seven months of 2026, while gasoline prices increased by an average of 18.0 per cent over the same period of 2025. The pass-through of tariffs to consumer prices and elevated oil prices from the conflict in the Middle East have been significant contributors to the recent uptick in inflation. Although the recent increase primarily reflects higher energy prices, year-over-year inflation averaged 3.0 per cent or higher across food, shelter, transportation, and medical care services during the first seven months of 2026, indicating broader inflationary pressures beyond energy.

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Outlook

In July 2026, the Consensus projected U.S. economic growth of 2.1 per cent in 2026 down from 2.4 per cent in the January 2026 Consensus survey. Meanwhile for 2027, Consensus forecasts growth to remain at 2.1 per cent.

Table 2.3 U.S. Real GDP Forecast: Consensus versus B.C. Ministry of Finance

	2026	2027
	Per cent change in real GDP
B.C. Ministry of Finance	2.1	2.0
Consensus Economics (July 2026*)	2.1	2.1

* Comparable month to B.C. Ministry of Finance forecast.

The U.S. economy continues to face challenges from geopolitical uncertainty, resurgent inflation, and the prospect of persistently elevated interest rates. However, strong consumer spending and business investment, particularly into AI-related infrastructure, may present some upside risk to the forecast. The Ministry's assumption for U.S. real GDP growth is aligned with the July Consensus for 2026 at 2.1 per cent. Given the uncertainty of ongoing trade policy and geopolitical conflict, the Ministry prudently assumes that U.S. real GDP growth will be 2.0 per cent in 2027, followed by average annual growth of 1.9 per cent over the medium-term.

Chart 2.13  Consensus Outlook for the U.S. in 2026

Source: Consensus Economics

The chart above represents forecasts for U.S. real GDP growth in 2026 as polled on specific dates. For example, forecasters surveyed on January 13, 2025 had an average 2026 U.S. real GDP growth forecast of 2.0 per cent, while on August 10, 2026 they forecast 2026 U.S. real GDP to grow by 2.2 per cent.

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Asia

China's economy grew by an annualized 3.1 per cent in the second quarter of 2026, marking the slowest pace since the fourth quarter of 2023, and down from growth of 5.6 per cent in the first quarter of this year. Growth in the second quarter was mainly driven by exports, supported by the AI-related demand despite high U.S. tariffs. Weak investment and soft domestic demand have slowed economic growth, reflecting cautious household spending, a prolonged property market downturn, and a moderating labour market. On a year-to-date basis, China's economy grew by 4.6 per cent compared to the first half of 2025, within the Chinese government's annual target range.

Japan's real GDP grew at an annualized 1.1 per cent in the second quarter of 2026, following growth of 1.9 per cent in the first quarter of this year. Despite energy shocks and trade uncertainty, resilient export growth and increased government spending more than offset weaker business investment in the second quarter. Export growth was supported by strong demand for automobiles and electrical machinery, including semiconductor components amid the AI boom. A weak yen, which recently hit a 40-year low, has also supported exports by making the value of Japanese products more competitive in overseas markets. Year-to-date, real GDP was 0.5 per cent higher in the first half of 2026 than in the same period of 2025. Despite inflation remaining below the Bank of Japan's (BoJ) target in the first half of 2026, the BoJ raised its policy rate to 1.00 per cent in June due to upside inflationary risks associated with uncertainty in the Middle East, and maintained that rate in July despite risks of stronger core inflation from higher oil prices, wage pass-through effects, and yen depreciation.

Outlook

The July 2026 Consensus forecasts China's real GDP to grow by 4.7 per cent in 2026 and 4.5 per cent in 2027. Although the economy continues to benefit from resilient exports, weak domestic demand is expected to weigh on growth, while sustaining export growth is expected to become more challenging as uncertainty around global demand, U.S. tariffs, and the conflict in the Middle East persists. As such, the Ministry forecasts China's economy to expand by 4.5 per cent in 2026, slightly below the Consensus projection. This is followed by a prudent forecast of 4.1 per cent in 2027. Over the 2028 to 2030 period, the Ministry anticipates average annual growth of 4.0 per cent.

In July 2026, the Consensus survey projected Japan's real GDP growth at 0.6 per cent in 2026 and 0.8 per cent in 2027. Japan's economy is facing headwinds from higher energy prices, trade uncertainty, elevated geopolitical risks and slower global demand. Given these risks, the Ministry assumes a modest pace of growth in Japan's economy, forecasting real GDP to grow by 0.5 per cent in 2026, 0.6 per cent in 2027, and average annual growth of 0.5 per cent over the 2028 to 2030 period.

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Economic Review and Outlook

Europe

The euro zone economy remained resilient in the second quarter of 2026 despite higher energy prices and elevated geopolitical uncertainty, with real GDP expanding at an annualized rate of 1.8 per cent after remaining unchanged (0.0 per cent) in the first quarter. Among the largest member states, Spain continued to outperform, expanding at an annualized rate of 2.8 per cent, while France, Germany and Italy recorded modest growth between 0.7 per cent and 0.9 per cent. Euro zone growth was also lifted by Ireland's unusually strong 16.6 per cent expansion, which was influenced by financial flows of multinational enterprises. Meanwhile, the unemployment rate remained at 6.3 per cent in June, reflecting continued resilience in the labour market despite expectations of gradual softening.

The European Central Bank (ECB) raised its policy interest rates by 25 basis points in June 2026, marking its first rate increase since 2023, in response to inflationary pressures stemming from the conflict in the Middle East. In July 2026, the ECB held its key interest rates unchanged amid high uncertainty around how the impact of energy price volatility on inflation will transpire. As of July 2026, year-over-year inflation in the euro zone reached 2.9 per cent, led by higher energy prices (+10.3 per cent).

Outlook

The July 2026 Consensus forecast projects euro zone real GDP to grow by 0.5 per cent in 2026 and 1.2 per cent in 2027. Following higher energy prices and renewed conflict in the Middle East, Consensus expects growth to remain weak through 2026 before strengthening in 2027, supported by a resilient labour market but constrained by geopolitical uncertainty. The Ministry forecasts euro zone real GDP to grow by 0.8 per cent in 2026, followed by a prudent 1.1 per cent in 2027, and average growth of 1.2 per cent annually over the medium-term.

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Financial Markets

Interest Rates

Following the rate cuts implemented by both the Bank of Canada (BoC) and the U.S. Federal Reserve (Fed) in the latter half of 2025, both central banks held policy rates unchanged in the first half of 2026. The decision to maintain current policy settings reflected heightened uncertainty surrounding the conflict in the Middle East and its potential implications for inflation, commodity prices, and economic activity. However, private sector forecasters expect the BoC to begin raising rates in 2027, while the Fed is expected to resume easing as both central banks gradually move toward their long-run neutral policy rates.

The BoC has held the target for the overnight rate at 2.25 per cent since October 2025. The BoC has emphasized that the conflict in the Middle East and evolving U.S. trade policies have increased uncertainty around commodity prices, financial markets, and the global economic outlook. The gap between the BoC's overnight rate and the U.S. federal funds rate currently stands at 1.50 percentage points, reflecting underlying differences in economic conditions, inflation expectations, and monetary policy between the U.S. and Canada. The BoC has stated that the current policy rate remains appropriate to support economic recovery and return inflation to the 2.0 per cent target, but they remain prepared to adjust the policy rate if needed. In the Monetary Policy Report released on July 15, 2026, the BoC expected inflation to ease and economic growth to improve over the remainder of 2026, despite uncertainty remaining elevated.

The Fed cut interest rates at three consecutive meetings in late 2025, citing moderating economic activity and rising unemployment. So far in 2026, the Fed has held the federal funds rate unchanged within a target range of 3.50 per cent to 3.75 per cent despite persistent elevated inflation. On July 29, 2026, the Fed highlighted solid economic activity even amid high uncertainty due to the conflict in the Middle East but maintained its policy stance to further assess the impact of evolving conditions on price stability.

Chart 2.14  Interest Rate Forecasts

Sources: Bank of Canada; U.S. Federal Reserve; and B.C. Ministry of Finance forecasts.

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Economic Review and Outlook

Outlook

High uncertainty around the impacts of U.S. tariffs, the conflict in the Middle East and ongoing supply chain disruptions is complicating monetary policy decisions. Most private sector forecasters expect no interest rate policy changes by the BoC and the Fed in the second half of 2026, assuming that inflation does not worsen, to allow central banks time to assess these impacts. Monetary policy paths are expected to diverge in 2027, with the BoC gradually raising interest rates while the Fed resumes easing. Based on the average of six private sector forecasts as of July 17, 2026, the Ministry assumes the Bank of Canada's overnight target rate will average 2.26 per cent in 2026 and 2.56 per cent in 2027. By comparison, the U.S. federal funds rate is assumed to average 3.75 per cent in 2026 and 3.57 per cent in 2027.

Table 2.4 Private Sector Canadian Interest Rate Forecasts
	3-month Treasury Bill		10-year Government Bond
Average annual interest rate (per cent)	2026	2027	2026	2027
BMO	2.26	2.25	3.48	3.48
CIBC	2.25	2.56	3.45	3.62
National Bank	2.29	2.71	3.48	3.51
RBC	2.25	2.77	3.45	3.60
Scotiabank	2.37	3.02	3.46	3.68
TD	2.26	2.25	3.38	3.26
Average (as of July 17, 2026)	2.28	2.59	3.45	3.52

According to the same six private sector forecasters, the Canadian three-month Treasury bill interest rate is expected to average 2.28 per cent in 2026 and 2.59 per cent in 2027. Meanwhile, the 10-year Government of Canada bond rate is assumed to average 3.45 per cent in 2026 and 3.52 per cent in 2027.

Exchange Rate

The Canadian dollar has appreciated slightly against the US dollar on a year-to-date basis, compared with the low levels observed in early 2025. It averaged 72.3 US cents between January and July 2026, compared with 71.3 US cents in the first seven months of 2025. The appreciation was partly attributable to a slightly narrower Canada-U.S. policy interest rate differential. However, the Canadian dollar has declined from 72.6 US cents in January 2026 to 70.9 US cents in July 2026 in response to higher near-term U.S. interest rate expectations amid renewed U.S. inflation pressures.

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Chart 2.15  Private Sector Expectations for the Canadian Dollar

Sources: Bank of Canada and B.C. Ministry of Finance forecasts.

* Based on the average of private sector forecasts. First Quarterly Report 2026 as of July 17, 2026 and Budget 2026 as of January 5, 2026.

Outlook

Based on the average of six private sector forecasts as of July 17, 2026, the Ministry assumes the Canadian dollar will average 72.0 US cents in 2026 and 73.8 US cents in 2027.

Table 2.5 Private Sector Exchange Rate Forecasts
Average annual exchange rate (US cents/Canadian $)	2026	2027
BMO	71.8	73.4
CIBC	72.1	73.9
National Bank	72.1	74.9
RBC	71.3	71.5
Scotiabank	72.2	74.1
TD	72.6	74.9
Average (as of July 17, 2026)	72.0	73.8

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Table 2.6.1 Gross Domestic Product (GDP): British Columbia

					Forecast
	2024	2025 [e]	2026	2027	2028	2029	2030
Gross Domestic Product at Market Prices:
- Real (chained 2017 $ billions)	341.0	347.8	351.1	357.8	364.5	372.1	380.4
(% change)	1.1	2.0	0.9	1.9	1.9	2.1	2.2
- Nominal (current prices, $ billions)	429.1	448.9	468.4	488.3	508.8	530.7	554.0
(% change)	3.5	4.6	4.3	4.2	4.2	4.3	4.4
- GDP price deflator (2017 = 100)	125.8	129.0	133.4	136.4	139.5	142.6	145.6
(% change)	2.4	2.6	3.4	2.3	2.3	2.2	2.1
Real GDP per person (chained 2017 $)	60,131	61,044	62,189	63,075	63,583	64,175	64,868
(% change)	-1.7	1.5	1.9	1.4	0.8	0.9	1.1
Real GDP per employed person
(% change)	-1.2	0.9	1.2	1.2	0.9	1.1	1.2
Components of Real GDP at Market Prices (chained 2017 $ billions)
Household expenditure on goods and services	210.4	217.4	220.1	224.6	230.4	236.4	242.3
(% change)	1.1	3.3	1.3	2.0	2.6	2.6	2.5
- Goods	80.0	83.9	83.8	84.5	86.4	88.2	90.0
(% change)	-0.2	4.9	-0.2	0.9	2.2	2.1	2.0
- Services	130.6	133.7	136.6	140.3	144.2	148.4	152.5
(% change)	1.9	2.4	2.2	2.7	2.8	2.9	2.8
NPISH[1] expenditure on goods and services	5.7	5.8	5.9	6.0	6.2	6.3	6.4
(% change)	2.9	2.0	1.8	2.0	2.2	2.2	2.2
Government expenditure on goods and services	68.2	69.8	70.2	70.5	70.6	71.3	72.4
(% change)	5.1	2.4	0.5	0.5	0.1	1.0	1.5
Investment in fixed capital	82.7	83.9	84.8	85.1	84.3	84.8	87.0
(% change)	-6.1	1.4	1.0	0.3	-0.9	0.6	2.7
Final domestic demand	366.4	376.2	380.3	385.3	390.2	397.3	406.8
(% change)	0.0	2.7	1.1	1.3	1.3	1.8	2.4
Exports of goods and services	122.2	122.1	126.3	130.9	135.2	139.8	143.7
(% change)	1.2	-0.1	3.4	3.6	3.3	3.4	2.8
Imports of goods and services	149.5	151.7	156.2	159.4	162.6	166.9	171.8
(% change)	-1.1	1.4	3.0	2.0	2.0	2.7	2.9
Inventory change	2.5	1.6	1.1	1.2	1.6	1.7	1.4
Statistical discrepancy	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Real GDP at market prices	341.0	347.8	351.1	357.8	364.5	372.1	380.4
(% change)	1.1	2.0	0.9	1.9	1.9	2.1	2.2

1 Non-profit institutions serving households.

e B.C. Ministry of Finance estimate.

60 |	First Quarterly Report 2026/27

Economic Review and Outlook

Table 2.6.2 Selected Nominal Income and Other Indicators: British Columbia

						Forecast
	2024	2025		2026	2027	2028	2029	2030
Compensation of employees[1] ($ millions)	214,986	221,677		230,101	237,696	246,847	256,299	266,402
(% change)	5.4	3.1		3.8	3.3	3.8	3.8	3.9
Household income ($ millions)	382,132	396,708	[e]	411,924	428,181	446,246	465,094	484,817
(% change)	7.3	3.8		3.8	3.9	4.2	4.2	4.2
Net operating surplus ($ millions)	36,831	39,801	[e]	42,434	44,402	45,775	47,610	49,967
(% change)	-19.3	8.1		6.6	4.6	3.1	4.0	4.9
Retail sales ($ millions)	108,425	115,393		118,560	122,001	126,574	131,343	136,198
(% change)	0.6	6.4		2.7	2.9	3.7	3.8	3.7
Housing starts (units)	45,828	44,193		42,321	43,691	45,385	46,830	48,032
(% change)	-9.2	-3.6		-4.2	3.2	3.9	3.2	2.6
Residential sales ($ millions)	73,037	66,877		63,437	70,182	75,553	79,455	82,646
(% change)	3.1	-8.4		-5.1	10.6	7.7	5.2	4.0
Residential sales (units)	74,426	70,193		67,411	72,477	76,027	77,987	78,990
(% change)	2.0	-5.7		-4.0	7.5	4.9	2.6	1.3
Residential average sale price ($)	981,331	952,758		941,045	968,332	993,763	1,018,829	1,046,283
(% change)	1.1	-2.9		-1.2	2.9	2.6	2.5	2.7
Consumer price index (2002 = 100)	155.2	158.5		162.5	165.8	169.1	172.5	175.9
(% change)	2.6	2.1		2.5	2.0	2.0	2.0	2.0

1 Domestic basis; wages, salaries and employers' social contributions.

e B.C. Ministry of Finance estimate.

Table 2.6.3 Labour Market Indicators: British Columbia

					Forecast
	2024	2025	2026	2027	2028	2029	2030
Population (thousands at July 1)	5,671	5,698	5,645	5,673	5,733	5,798	5,864
(% change)	2.8	0.5	-0.9	0.5	1.1	1.1	1.1
Net migration (thousands)
- International[1,4]	101.1	-45.6	-21.3	47.6	55.6	56.1	56.6
- Interprovincial[4]	-2.1	3.2	9.2	9.5	10.1	11.1	11.7
- Total	99.0	-42.4	-12.1	57.2	65.7	67.2	68.2
Labour force population[2] (thousands)	4,732	4,835	4,838	4,876	4,937	5,001	5,066
(% change)	3.6	2.2	0.1	0.8	1.3	1.3	1.3
Labour force (thousands)	3,086	3,141	3,139	3,152	3,180	3,204	3,234
(% change)	2.7	1.8	-0.1	0.4	0.9	0.8	0.9
Participation rate[3] (%)	65.2	65.0	64.9	64.6	64.4	64.1	63.8
Employment (thousands)	2,914	2,946	2,939	2,959	2,989	3,019	3,050
(% change)	2.3	1.1	-0.2	0.7	1.0	1.0	1.0
Unemployment rate (%)	5.6	6.2	6.4	6.1	6.0	5.8	5.7
1 International migration includes net non-permanent residents and returning emigrants less net temporary residents abroad.

2 The civilian, non-institutionalized population 15 years of age and over.

3 Percentage of the labour force population in the labour force.

4 Components may not sum to total due to rounding.

First Quarterly Report 2026/27	| 61

Economic Review and Outlook

Table 2.6.4 Major Economic Assumptions

					Forecast
	2024	2025	2026	2027	2028	2029	2030
Real GDP
Canada (chained 2017 $ billions)	2,456	2,502	2,524	2,567	2,613	2,661	2,708
(% change)	2.0	1.9	0.9	1.7	1.8	1.8	1.8
U.S. (chained 2017 US$ billions)	23,358	23,850	24,351	24,838	25,335	25,816	26,307
(% change)	2.8	2.1	2.1	2.0	2.0	1.9	1.9
Japan (chained 2015 Yen trillions)	587	594	597	600	603	606	609
(% change)	0.1	1.2	0.5	0.6	0.5	0.5	0.5
China (constant 2010 US$ billions)	14,846	15,583	16,284	16,952	17,630	18,335	19,068
(% change)	5.0	5.0	4.5	4.1	4.0	4.0	4.0
Euro zone[1] (chained 2020 Euro billions)	13,073	13,244	13,349	13,496	13,658	13,822	13,988
(% change)	1.0	1.3	0.8	1.1	1.2	1.2	1.2
Industrial production index (% change)
U.S.	-0.7	1.1	1.2	1.4	1.5	1.6	1.6
Japan	-2.9	0.1	1.5	1.0	1.0	1.0	0.9
China	5.7	5.9	4.9	4.2	4.0	3.8	3.8
Euro zone[1]	-3.0	1.6	-0.5	1.1	1.2	1.2	1.2
Housing starts (thousands)
Canada	245	259	240	230	230	230	230
(% change)	2.1	5.6	-7.3	-4.2	0.0	0.0	0.0
U.S.	1,367	1,359	1,360	1,370	1,385	1,400	1,400
(% change)	-3.7	-0.6	0.1	0.7	1.1	1.1	0.0
Japan	792	741	750	755	780	810	830
(% change)	-3.3	-6.5	1.3	0.7	3.3	3.8	2.5
Consumer price index
Canada (2002 = 100)	160.9	164.2	168.5	172.0	175.4	179.0	182.5
(% change)	2.4	2.1	2.6	2.1	2.0	2.0	2.0
Canadian interest rates (%)
3-month Treasury bills	4.41	2.59	2.28	2.59	2.75	2.75	2.75
10-year government bonds	3.34	3.23	3.45	3.52	3.40	3.40	3.40
United States interest rates (%)
3-month Treasury bills	5.18	4.21	3.72	3.44	3.15	3.10	3.10
10-year government bonds	4.21	4.29	4.37	4.31	4.14	4.10	4.10
Exchange rate (US cents / Canadian $)	73.0	71.5	72.0	73.8	76.0	76.7	76.8
British Columbia goods and services
Export price deflator (% change)	-0.1	4.6 [e]	5.8	2.7	1.3	1.5	1.7

1 Euro zone (20) is Austria, Belgium, Croatia, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.

e B.C. Ministry of Finance estimate.

62 |	First Quarterly Report 2026/27

APPENDIX | FISCAL PLAN UPDATE

Table A1 Material Assumptions - Revenue
Revenue Source and Assumptions	Budget	Updated	Plan	Plan
	Estimate	Forecast
($ millions unless otherwise specified)	2026/27	2026/27	2027/28	2028/29	2026/27 Sensitivities
Personal income tax *	19,492	19,963	20,954	22,278
Current calendar year assumptions
Household income growth	3.4%	3.8%	3.9%	4.2%	+/- 1 percentage point change in 2026 B.C. household income growth equals +/- $200 to $240 million in revenue
Employee compensation growth	3.3%	3.8%	3.3%	3.8%
Tax base growth	3.2%	3.7%	3.8%	4.1%
Average tax yield	6.82%	6.84%	6.99%	7.14%
Current-year tax	18,873	19,031	20,179	21,465
Prior year's tax assessments	650	700	750	770
Unapplied taxes	150	170	180	180
B.C. Tax Reduction	(326)	(327)	(330)	(333)
Non-refundable B.C. tax credits	(161)	(161)	(161)	(161)
Policy neutral elasticity **	1.2	1.2	1.2	1.2	+/- 0.5 change in 2026 B.C. policy neutral elasticity equals +/- $300 to $350 million
Fiscal year assumptions
Prior-year adjustment	-	239

2025 Tax-year	2025 Assumptions
Household income growth	3.4%	3.8%	+/- 1 percentage point change in 2025 B.C. household or taxable income growth equals
+/- $200 to $240 million one-time effect (prior-year adjustment) and could result in an additional
					+/- $180 to $200 million base change in 2026/27
Tax base growth	2.2%	2.3%
Average 2025 tax yield	6.59%	6.60%
2025 tax	17,651	17,716
2024 & prior year's tax assessments	600	800

Unapplied taxes	150	170
B.C. Tax Reduction	(199)	(199)
Non-refundable B.C. tax credits	(161)	(161)
Policy neutral elasticity **	1.2	1.1
* Reflects information as at August 14, 2026
** Per cent growth in current year tax revenue (excluding policy measures) relative to per cent growth in household income (calendar year).
Corporate income tax *	7,645	8,061	7,868	7,878
Components of revenue (fiscal year)
Installments - subject to general rate	7,476	7,611	7,603	7,559
Installments - subject to small business rate	372	379	379	376
Non-refundable B.C. tax credits	(149)	(176)	(174)	(179)
Advance installments	7,699	7,814	7,808	7,756
Prior-year settlement payment	(54)	247	60	122
Current calendar year assumptions
National tax base ($ billions)	617.6	638.1	648.8	651.3	+/- 1% change in the 2026 national tax base equals +/- $80 to $100 million
B.C. installment share of national tax base	12.9%	12.8%	12.7%	12.5%
Effective percentage tax rates (% general/small business)	12.0 / 2.0	12.0 / 2.0	12.0 / 2.0	12.0 / 2.0
Share of the B.C. tax base subject to the small business rate	23.0%	23.0%	23.0%	23.0%	+/- 1 percentage point change in the 2026 small business share equals -/+ $70 to $90 million
B.C. tax base growth (post federal measures)	4.5%	4.5%	-0.2%	1.8%
B.C. net operating surplus growth	9.6%	6.6%	4.6%	3.1%

2025 Tax-year	2025 Assumptions
B.C. tax base growth (post federal measures)	-0.7%	0.2%
Share of the B.C. tax base subject to small business rate	23.0%	23.0%	+/- 1% change in the 2025 B.C. tax base equals
					+/- $70 to $80 million one-time effect (prior-year adjustment) and could result in an additional installments payments of +/- $100 to $120 million in 2026/27
B.C. net operating surplus growth	8.1%	8.1%
Gross 2025 tax	7,496	7,568
Prior-year settlement payment	(54)	247
Prior years losses/gains (included in above) .	(150)	100
Non-refundable B.C. tax credits	(146)	(166)
* Reflects information as at August 14, 2026
Cash received from the federal government is used as the basis for estimating revenue. Due to lags in the federal collection and installment systems, changes to the B.C. net operating surplus and tax base forecasts affect revenue in the succeeding year. The 2026/27 installments from the federal government reflects two-third of payments related to the 2026 tax year (paid during Apr-July and adjusted in Sept and Dec 2026) and one-third of 2027 payments. Installments for the 2026 (2027) tax year are based on B.C.'s share of the national tax base for the 2025 (2026) tax year and a forecast of the 2026 (2027) national tax base. B.C.'s share of the 2024 national tax base was 13.07%, based on tax assessments as of December 31, 2025. Cash adjustments for any under/over payments from the federal government in respect of 2025 will be received/paid on March 31, 2027.

First Quarterly Report 2026/27	| 63

Appendix - Fiscal Plan Update

 Table A1 Material Assumptions - Revenue (continued)

	Budget	Updated
Revenue Source and Assumptions	Estimate	Forecast	Plan	Plan
($ millions unless otherwise specified)	2026/27	2026/27	2027/28	2028/29	2026/27 Sensitivities
Employer health tax	3,167	3,096	3,192	3,307
Employee compensation growth	3.3%	3.8%	3.3%	3.8%	+/- 1 percentage point change in the 2026 employee compensation growth equals up to +/- $30 million

Provincial sales tax	11,436	11,605	12,294	12,715
Provincial sales tax base growth (fiscal year)	3.9%	3.9%	3.5%	3.4%	+/- 1 percentage point change in the 2026 consumer expenditure growth equals up to +/- $30 to $40 million
Calendar Year nominal expenditure
Consumer expenditures on durable goods	3.0%	-1.3%	3.0%	3.6%
Consumer expenditures on goods and services	3.6%	3.7%	4.0%	4.7%
Business investment	4.1%	1.6%	2.4%	3.1%
Other	6.7%	8.5%	5.5%	3.2%
Components of Provincial sales tax revenue					+/- 1 percentage point change in the 2026 business investment growth equals up to +/- $10 to $20 million
Consolidated Revenue Fund	11,427	11,596	12,285	12,706
BC Transportation Financing Authority	9	9	9	9

Fuel and carbon taxes	1,373	1,311	1,411	1,472
Calendar Year
Real GDP	1.3%	0.9%	1.9%	1.9%
Gasoline volumes	2.0%	5.0%	1.0%	1.0%
Diesel volumes	3.0%	-1.0%	2.0%	2.0%

Components of revenue *
Consolidated Revenue Fund	561	570	581	590
BC Transit	18	18	18	18
BC Transportation Financing Authority	460	470	476	482
Fuel tax revenue	1,039	1,058	1,075	1,090
Output-based pricing system revenue *	334	253	336	382
* The Output-based pricing system revenue is paid by large industrial emitters and 2026/27 revenue includes updates to prior years revenue.
Property taxes	4,451	4,418	4,904	5,208
Calendar Year
Consumer Price Index	2.1%	2.5%	2.0%	2.0%	+/- 1 percentage point change in 2026 new construction or nominal GDP growth equals up to +/- $30 million in residential property taxation
Nominal GDP	4.4%	4.3%	4.2%	4.2%
Housing starts (units)	44,210	42,321	43,691	45,385
Home owner grants (fiscal year)	925	916	856	867
Components of revenue
Residential (net of home owner grants)	1,894	1,829	2,183	2,362
Speculation and vacancy	161	182	200	200
Non-residential	1,865	1,860	1,961	2,059	+/- 1% change in 2026 total business property assessment value equals up to +/- $30 million in non-residential property taxation revenue
Rural area	175	182	187	199
Police	46	48	49	51
BC Assessment Authority	128	131	132	134
BC Transit	182	186	192	203
Other taxes	3,211	2,895	3,019	3,159
Calendar Year
Population	-0.9%	-0.9%	0.5%	1.1%
Residential sales value	13.1%	-5.1%	10.6%	7.7%
Real GDP	1.3%	0.9%	1.9%	1.9%
Nominal GDP	4.4%	4.3%	4.2%	4.2%
Components of revenue					+/- 1% change to 2026 residential sales value equals +/- $20 million in property transfer revenue, depending on property values
Property transfer	1,935	1,630	1,734	1,854
Additional Property Transfer Tax (included in above)	30	20	20	20
Tobacco	311	300	300	300
Insurance premium	960	960	980	1,000
Tax targeting home flipping activity	5	5	5	5

64 |	First Quarterly Report 2026/27

Appendix - Fiscal Plan Update

Table A1 Material Assumptions - Revenue (continued)

Revenue Source and Assumptions	Budget	Updated
	Estimate	Forecast	Plan	Plan
($ millions unless otherwise specified)	2026/27	2026/27	2027/28	2028/29	2026/27 Sensitivities
Energy, sales of Crown land tenures,
metals, minerals and other *	1,926	1,659	2,131	2,471
Natural gas price					+/- $0.25 change in the natural gas price equals +/- $150 to $250 million, including impacts on production volumes and royalty program credits, but excluding any changes from natural gas liquids revenue (e.g. butane, pentanes)
Plant inlet, $C/gigajoule	2.18	1.10	1.38	1.60
Plant outlet, $C/gigajoule	2.99	1.83	2.25	2.50
Sumas, $US/MMBtu	3.01	2.14	2.36	2.56
Natural gas production volumes
Billions of cubic metres	78.7	78.8	82.8	84.7
Petajoules	3,272	3,275	3,441	3,520
Annual per cent change	1.6%	1.7%	5.1%	2.3%
					Sensitivities can vary significantly at different price levels
Oil price ($US/bbl at Cushing, OK)	60.76	80.61	72.52	72.37

Auctioned land base (000 hectares)	10	10	10	10	+/- 1% change in natural gas volumes equals
Average bid price/hectare ($)	200	6,200	200	200	+/- $15 million in natural gas royalties
Metallurgical coal price ($US/tonne, fob Australia)	198	224	218	217
Copper price ($US/lb)	4.97	5.86	5.67	5.67	+/- 1 cent change in the exchange rate equals
Gold price ($US/troy ounce)	4,192	4,683	4,662	4,350	+/- $30 million in natural gas royalties
Annual electricity volumes set by treaty	2.7	2.7	2.7	2.7
(million mega-watt hours)
Mid-Columbia electricity price	60.34	51.78	52.07	62.16	+/- $10/bbl change in petroleum price equals +/- $6 million in petroleum royalties
($US/mega-watt hour)

Exchange rate (US¢/C$, calendar year)	73.6	72.0	73.8	76.0	+/- 16% change in natural gas liquids (equivalent to +/- $10/bbl oil price) prices equals +/- $140 to $190 million in natural gas liquids royalties

Components of revenue
Bonus bid cash sales	2	62	2	2
Fees and rentals	36	36	34	34
Total bonus bids, fees and rentals	38	98	36	36	+/- 10% change in the average Mid-Columbia electricity price equals +/- $20 million
Natural gas royalties after deductions and allowances	1,297	766	1,144	1,407
Petroleum royalties	42	60	95	94
Columbia River Treaty electricity sales	271	248	241	273	+/- US$20 change in the average metallurgical coal price equals +/- $50 to $90 million
BC Energy Regulator fees and levies	87	87	90	91
Coal, metals and other minerals revenue:
Coal tenures	8	8	8	8
Net coal mineral tax	26	114	95	59
Net metals and other minerals tax	63	184	329	401	In accordance with accounting standards, bonus bid revenue is recognized in full at the time an authorization for the sale of Crown land tenure is awarded.
Revenue sharing payments to First Nations	69	69	68	77
Other recoveries	7	7	7	7
Miscellaneous mining revenue	18	18	18	18

Total coal, metals and other minerals revenue	191	400	525	570

Gross royalties prior to deductions and allowances
Gross natural gas revenue	892	312	426	695
Gross natural gas liquids royalties revenue	695	677	1,119	1,151

Royalty programs and infrastructure credits
Deep drilling	(47)	(50)	(35)	(40)
Road, pipeline, clean growth infrastructure royalty and other infrastructure programs	(67)	(85)	(73)	(37)
Total	(114)	(135)	(108)	(77)
Implicit average natural gas royalty rate	16.6%	19.6%	16.4%	17.7%
Natural gas royalties reflect the proposed new royalty framework latest design assumptions, effective January 1, 2027 and Treasury Board approved infrastructure credits. The forecast continues to reflect the transition to plant outlet prices from January 2027, as was assumed at Budget 2026 .
* Reflects information as at August 20, 2026

First Quarterly Report 2026/27	| 65

Appendix - Fiscal Plan Update

Table A1 Material Assumptions - Revenue (continued)

	Budget	Updated
Revenue Source and Assumptions	Estimate	Forecast	Plan	Plan
($ millions unless otherwise specified)	2026/27	2026/27	2027/28	2028/29	2026/27 Sensitivities
Forests *	521	472	482	508
Prices (calendar year average)					+/- US$50 change in SPF price equals +/- $40 to $60 million
SPF 2x4 ($US/thousand board feet)	470	497	520	520

Crown harvest volumes (million cubic metres)
Interior	21.7	21.5	21.5	21.5	+/- 10% change in Interior harvest volumes equals +/- $30 to $40 million
Coast	7.3	7.5	7.5	7.5
Total	29.0	29.0	29.0	29.0
B.C. Timber Sales (included in above)	5.3	4.9	5.0	5.0	+/- 10% change in Coastal harvest volumes equals +/- $10 to $15 million

Stumpage rates ($Cdn/cubic metre)
Total stumpage rates	15.24	13.55	13.93	14.79	+/- 1 cent change in exchange rate equals +/- $10 to $15 million in stumpage revenue

Components of revenue
Timber tenures (net of revenue sharing recoveries)	122	94	106	127
Revenue sharing payments to First Nations	63	63	55	53
B.C. Timber Sales	276	255	261	267	The above sensitivities relate to stumpage revenue only.
Logging tax	15	15	15	15
Other CRF revenue	31	31	31	31
Other recoveries	14	14	14	15
* Reflects information as at August 6, 2026

Other natural resources	564	591	656	662
Components of revenue
Water rental and licences*	494	521	596	616	+/- 5% change in water power production equals +/- $15 to $20 million
Recoveries	50	50	40	26
Angling and hunting permits and licences	10	10	10	10
Recoveries	10	10	10	10
* Water rentals for power purposes are indexed to Consumer Price Index.

Total natural resource recoveries relating to revenue sharing payments to First Nations for signed agreements	132	151	142	152	Revenue sharing from mineral tax, electricity sales under the Columbia River Treaty and forest stumpage revenues.

Other revenue	12,449	12,656	12,496	12,705
Components of revenue
Fees and licences
Motor vehicle licences and permits	664	663	670	677
International student health fees	80	80	80	80
Other Consolidated Revenue Fund	518	503	502	513
Summary consolidation eliminations	(15)	(14)	(15)	(15)
Ministry vote recoveries	239	239	261	162
Taxpayer-supported Crown corporations	242	422	437	454
Post-secondary education fees	2,578	2,551	2,571	2,608
Other healthcare-related fees	651	661	672	683
School Districts	285	258	258	258
Investment earnings
Consolidated Revenue Fund	298	325	300	300
Fiscal agency loans & sinking funds earnings	1,331	1,362	1,470	1,657
Summary consolidation eliminations	(45)	(46)	(48)	(39)
Taxpayer-supported Crown corporations	41	52	45	48
SUCH sector agencies	375	431	419	413
Sales of goods and services
SUCH sector agencies	1,205	1,186	1,220	1,252
BC Infrastructure Benefits Inc	183	215	46	9
Other taxpayer-supported Crown corporations	318	182	155	159
Miscellaneous	3,501	3,586	3,453	3,486

66 |	First Quarterly Report 2026/27

Appendix - Fiscal Plan Update

Table A1 Material Assumptions - Revenue (continued)

Revenue Source and Assumptions	Budget	Updated	Plan	Plan
	Estimate	Forecast
($ millions unless otherwise specified)	2026/27	2026/27	2027/28	2028/29	2026/27 Sensitivities
Health and social transfers	10,309	10,289	10,742	11,149
National Cash Transfers
Canada Health Transfer (CHT)	57,419	57,419	60,290	62,599
Annual growth	5.0%	5.0%	5.0%	3.8%
Canada Social Transfer (CST)	17,939	17,939	18,477	19,031
B.C.'s share of national population (July 1)	13.68%	13.65%	13.64%	13.66%	+/- 0.1 percentage point change in B.C.'s population share equals +/- $75 million
B.C. health and social transfers revenue
CHT	7,855	7,841	8,222	8,550
CST	2,454	2,448	2,520	2,599

Other federal contributions	5,159	5,463	4,547	4,331
Components of revenue
Disaster Financial Assistance Arrangements	520	520	207	357
B.C.'s share of the federal cannabis excise tax	130	130	130	130
One-time funding to improve affordable housing supply	-	284	-	-
Other Consolidated Revenue Fund	99	88	76	75
Vote Recoveries:
Labour Market Development Agreement	291	291	291	291
Labour Market and Skills Training Program	98	98	98	98
Working Together To Improve Healthcare	407	407	325	325
Aging With Dignity	240	240	158	49
Drugs For Rare Diseases	65	65	-	-
Access to Contraception and Diabetes medications and access to Diabetes devices and supplies	243	243	205	205
Child Care	1,123	1,123	1,148	1,194
Child Safety, Family Support, Children in Care and with special needs	79	79	75	75
Public Transit	196	137	106	13
Local government services and transfers	192	192	175	124
Other recoveries	233	269	249	249
Taxpayer-supported Crown corporations	378	425	415	233
Post-secondary institutions	712	736	753	777
Other SUCH sector agencies	153	136	136	136
Service delivery agency direct revenue	10,223	10,466	10,241	10,200
School districts	790	802	810	806
Post-secondary institutions	5,068	5,142	5,188	5,287
Health authorities and hospital societies	1,625	1,619	1,663	1,689
BC Transportation Financing Authority	581	586	589	608
Other service delivery agencies	2,159	2,317	1,991	1,810

First Quarterly Report 2026/27	| 67

Appendix - Fiscal Plan Update

Table A1 Material Assumptions - Revenue (continued)

	Budget	Updated
Revenue Source and Assumptions	Estimate	Forecast	Plan	Plan	2026/27 Sensitivities
($ millions unless otherwise specified)	2026/27	2026/27	2027/28	2028/29
Commercial Crown corporation net income	3,820	3,833	3,841	3,840
BC Hydro	712	712	712	712	Sensitivities impacts shown below are before regulatory account transfers
Reservoir water inflows	100%	104%	100%	100%	+/-1% in hydro generation equals +/- $10 million
Customer demand (GWh)	57,083	56,301	58,055	59,497	+/-1% equals +/-$50 million
Electricity prices (Mid-C, $US/MWh)	58.48	46.59	55.04	57.26	+/-1% change in electricity/gas trade margin equals +/- $10 million
Purchases from Energy Purchase Agreements (GWh)	13,803	14,269	14,362	15,165	+/-1% equals +/-$10 million
Interest rates - variable debt	2.21%	2.34%	2.69%	2.76%	+/-100 basis points = +/- $50 million

ICBC	700	700	700	700
Vehicle growth	0.7%	0.9%	1.14%	1.14%	+/-1% equals +/-$67 million
Current claims cost percentage change	16.2%	30.7%	0.6%	3.9%	+/-1% equals +/-$54 million
Unpaid claims balance ($ billions)	8.3	8.0	8.1	8.4	+/-1% equals +/-$79 to $80 million
Investment return	5.2%	5.6%	5.5%	5.9%	+/-1% return equals +/-$184 to 192 million
Loss ratio	84.1%	85.4%	85.7%	86.7%

68 |	First Quarterly Report 2026/27

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Appendix - Fiscal Plan Update

Table A2 Natural Gas Price Forecasts - 2026/27 to 2028/29

				Adjusted to fiscal years and
Private sector forecasts (calendar year)				$C/gigajoule at plant inlet
	2026	2027	2028	2026/27	2027/28	2028/29
GLJ Henry Hub US$/MMBtu (Jul 2026)	3.29	4.00	4.08	1.44	2.33	2.66
Sproule Henry Hub US$/MMBtu (Jun 2026)	3.56	3.50	3.50	1.34	1.67	1.90
McDaniel Henry Hub US$/MMBtu (Jul 2026)	3.68	3.83	3.90	1.46	2.11	2.40
Deloitte Henry Hub US$/Mcf (Jun 2026)	3.68	3.90	4.15	1.28	1.89	2.54
GLJ Alberta AECO/NIT Spot CDN$/MMBtu (Jul 2026)	1.82	2.50	2.93	0.84	1.31	1.75
Sproule Alberta AECO-C Spot CDN$/MMBtu (Jun 2026)	2.13	2.94	3.31	1.28	1.71	1.97
McDaniel AECO-C Spot C$/MMBtu (Jul 2026)	2.13	2.81	3.12	1.14	1.57	1.87
Deloitte AECO-C Spot C$/Mcf (Jun 2026)	2.02	2.60	3.15	0.98	1.34	1.73
GLJ Sumas Spot US$/MMBtu (Jul 2026)	1.39	3.50	3.58	1.12	2.75	2.79
Sproule Sumas Spot CDN$/MMBtu (Jun 2026)	3.11	4.77	5.18	2.22	2.92	3.21
GLJ BC Spot Plant Gate CDN$/MMBtu (Jul 2026)	1.00	1.95	2.38	0.65	1.27	1.71
Sproule BC Station 2 CDN$/MMBtu (Jun 2026)	1.93	2.73	3.10	1.30	1.74	1.99
McDaniel BC Avg Plant Gate C$MMBtu (Jul 2026)	1.48	1.99	2.29	0.90	1.27	1.56
Deloitte BC Station 2 C$MMBtu (Jun 2026)	1.76	2.30	2.85	1.12	1.55	1.92
GLJ Midwest Chicago US$/MMBtu (Jul 2026)	3.33	3.80	3.96	2.43	3.29	3.37
Sproule Alliance Chicago Spot CDN$/MMBtu (Jun 2026)	4.79	4.58	4.51	2.81	3.14	3.12
EIA Henry Hub US$/MMBtu (Jul 2026)	3.67	3.49		1.28
TD Economics Henry Hub FuturesUS$/MMBtu (Jun 2026)	3.63	3.54		1.24
Scotiabank Group Henry Hub US$/MMBtu (Jun 2026)	3.72	3.65		1.39
BMO Henry Hub US$/MMBtu (Jun 2026)	3.75	3.50		1.36
InSite Petroleum Consultants Ltd AECO-C Spot C$/MMBtu (Jun 2026)	2.25	2.75	3.10	1.10	1.52	1.86
NYMEX Forward Market converted to Plant Inlet CDN$/GJ (Jul 2026)				1.03	1.55	2.04

Average all minus high/low				1.33	1.92	2.23

Average one forecast per consultant minus high/low				1.18	1.45	1.83

Natural gas royalty price forecast				1.10	1.38	1.60

GLJ: Gilbert Laustsen Jung Petroleum Consultants Ltd US EIA: US Energy Information Administration AECO: Alberta Energy Company

Deloitte/AJM: Deloitte L.L.P acquired Ashton Jenkins Mann Petroleum Consultants McDaniel: McDaniel & Associates Consultants Ltd

70 |	First Quarterly Report 2026/27

Appendix - Fiscal Plan Update

Natural Gas Prices

First Quarterly Report 2026/27	| 71

Appendix - Fiscal Plan Update

Table A3 Material Assumptions - Expense

Ministry Programs and Assumptions ($ millions unless otherwise specified)	Budget Estimate 2026/27	Updated Forecast 2026/27	Plan 2027/28	Plan 2028/29	2026/27 Sensitivities
Attorney General	897	897	899	899
New cases filed/processed (# for all courts)	242,000	242,000	242,000	242,000	The number of criminal cases proceeded on by the provincial and federal Crown (including appeals to higher courts in BC), the number of civil and family litigation cases, the number of violation tickets disputed, and the number of municipal bylaw tickets disputed which would go to court for resolution.
Crown Proceeding Act (CPA)	25	25	25	25	Number of litigation cases resolved by court decisions or negotiated settlement; changes in Legal Counsel assessment of probability of payment and/or quantum; newly identified pending litigation cases.
Children and Family Development	2,712	2,712	2,594	2,599
Average children-in-care caseload (#)	4,826	4,826	4,857	4,855	The average number of children-in-care is decreasing in the long run as a result of ministry efforts to keep children in family settings where safe and feasible. The average cost per child in care is projected to increase based on the higher cost of contracted residential services and SHSS contracted services, and an increasing acuity of need for children in care. A 1% increase in the cost per case or a 1% increase in the average caseload will affect expenditures by $4.7 million (excluding Indigenous CFS Agencies).
Average annual residential cost per child in care ($)	210,790	210,790	187,022	180,400

Education and Child Care	10,069	10,069	10,136	10,126
Public School Enrolment (# of FTEs)	597,569	597,569	590,283	581,451	Updated forecast enrolment figures for Q1 are based on submissions from school districts of their actual enrolment as at September 30, 2025 for the 2025/26 school year and projected enrolment for February and May 2026. Projections are based on the Ministry of Education and Child Care's enrolment forecasting model.
School age (K-12)	572,887	572,887	565,704	556,998
Continuing Education	761	761	761	761
Distributed Learning (online)	14,283	14,283	14,179	14,053
Summer	7,422	7,422	7,422	7,422
Adults	2,218	2,218	2,218	2,218
Emergency Management and Climate Readiness	111	111	108	108
Emergency and Disaster Management Act	36	36	36	36	Emergency disaster relief is unpredictable. There are a number of factors that could impact the timing of delivering recovery projects resulting from the Emergency Events.
Forests	910	1,524	860	868
BC Timber Sales	268	268	218	226	Targets can be impacted by changes to actual inventory costs incurred. Inventory cost varies each year driven by volume developed in that year. There is a lag of approximately 1.5 to 2 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets.
Fire Management	236	850	236	236	Costs are driven by length of season and severity of weather conditions, severity of fires, proportion of interface fires and size of fires. Costs have ranged from a low of $47 million in 2006 to a high of $1.094 billion in 2023/24 (Fire season 2023).

72 |	First Quarterly Report 2026/27

Appendix - Fiscal Plan Update

Table A3 Material Assumptions - Expense (continued)

Ministry Programs and Assumptions ($ millions unless otherwise specified)	Budget Estimate 2026/27	Updated Forecast 2026/27	Plan 2027/28	Plan 2028/29	2026/27 Sensitivities
Health	36,116	36,116	37,240	38,404
Pharmacare	1,597	1,597	1,597	1,597	A 1% change in PharmaCare utilization or prices affects costs by approximately $16 million.
Medical Services Plan (MSP)	8,910	8,910	9,149	9,410	A 1% increase in volume of services provided by fee-for-service physicians expenditures is approximately $63 million.
Regional Services	25,287	25,287	26,172	27,076	A 1% increase in volume of services provided by Health Authorities is estimated to be $268 million.
Post-Secondary Education and Future Skills	3,580	3,580	3,607	3,634
Student spaces in public institutions	210,054	210,054	210,003	209,986	Student enrolments may fluctuate due to a number of factors including economic changes and labour market needs.
Public Safety and Solicitor General	1,100	1,100	1,100	1,099
Policing, Victim Services and Corrections	983	983	982	982	Policing, Victim Services and Corrections costs are sensitive to the volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision.
Social Development and Poverty Reduction	5,977	5,977	6,057	6,156
Temporary Assistance annual average caseload (#)	78,200	81,411	80,600	86,400	The expected to work caseload is sensitive to fluctuations in economic and employment trends. Costs are driven by changes to cost per case and caseload. Cost per case fluctuations result from changes in the needed supports required by clients, as well as caseload composition.
Disability Assistance annual average caseload (#)	134,700	131,142	138,100	138,100	The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities. Cost per case fluctuations are driven primarily by earnings exemptions which is dependent on the level of income earned by clients.
Adult Community Living:
Developmental Disabilities Programs					The adult community living caseload is sensitive to an aging population and to the level of service required. Cost per case fluctuations are driven by the proportion of clients receiving certain types of services at differing costs. For example, residential care services are significantly more costly than day programs.
Average caseload (#)	27,040	26,980	27,970	28,980
Average cost per client ($)	64,100	65,100	62,900	60,800
Personal Supports Initiative (PSI)
Average caseload (#)	4,200	4,240	4,630	5,050
Average cost per client ($)	17,800	18,800	17,300	15,900

First Quarterly Report 2026/27	| 73

Appendix - Fiscal Plan Update

Table A3 Material Assumptions - Expense (continued)

Ministry Programs and Assumptions ($ millions unless otherwise specified)	Budget Estimate 2026/27	Updated Forecast 2026/27	Plan 2027/28	Plan 2028/29	2026/27 Sensitivities
Tax Transfers	2,466	2,924	3,018	3,156
Individuals	1,092.0	1,263.0	1,226.0	1,263.0
BC Family Benefit	520.0	520.0	520.0	520.0	These tax transfers are now expensed as required under generally accepted accounting principles.
BC Family Benefit Disability Supplement	-	-	105.0	140.0
Renter's Tax Credit	232.0	277.0	254.5	256.8
Sales Tax	42.0	42.0	42.0	42.0
Small Business Venture Capital	40.0	40.0	40.0	40.0
BC Senior's Home Renovation	3.0	3.0	3.0	3.0
Capital Gains Refund	244.0	370.0	250.0	250.0
Other tax transfers to individuals	11.0	11.0	11.5	11.2	Changes in 2025 tax transfers will result in one-time effect (prior-year adjustment) and could result in an additional base change in 2026/27. Production services tax credit is the most volatile of all tax transfers and is influenced by several factors including delay in filing returns and assessment of claims, length of projects and changes in the exchange rates.

Corporations	1,374.0	1,661.0	1,792.0	1,893.0
Film and Television	176.0	176.3	196.3	200.0
Production Services	751.0	983.8	1,096.0	1,181.8
Scientific Research & Experimental
Development	150.0	166.0	162.3	167.3
Interactive Digital Media	163.0	162.5	186.3	192.5
Mining Exploration	60.0	60.0	60.0	60.0
Manufacturing and Processing Investment	55.0	55.0	55.0	55.0
Other tax transfers to corporations	19.0	57.4	36.1	36.4

Prior-year adjustment (included above)*
Individuals	-	145.0
Corporations	-	107.5

2025 Tax-year	2025 Assumptions
Tax Transfers	2,816.0	3,090.0
Individuals	1,652.0	1,792.0
Corporations	1,164.0	1,298.0
Film and Television	160.0	160.0
Production Services	650.0	760.0
Scientific Research & Experimental Development	125.0	132.0
Interactive Digital Media	150.0	150.0
Other tax transfers to corporations	79.0	96.0

*2026/27 tax transfer forecast incorporates adjustments relating to prior years.
Management of Public Funds and Debt	3,798	3,771	4,556	5,315
Interest rates for new provincial borrowing:					Full year impact on MoPD on interest costs: - 1% change in interest rates equals $60.9 million; - $100 million increase in debt level equals $4.3 million.
Short-term	2.34%	2.34%	2.68%	2.76%
Long-term	4.72%	4.90%	4.86%	4.76%
CDN/US exchange rate (cents)	134.9	139.0	134.0	131.3
Service delivery agency net spending	10,846	10,918	11,034	11,436
School districts	682	696	697	713	Agency expenses, net of Provincial funding. These are mainly funded through revenue from other sources.
Post-secondary institutions	5,063	5,071	5,097	5,181
Health authorities and hospital societies	1,634	1,603	1,654	1,638
BC Transportation Financing Authority	2,321	2,284	2,537	2,980
BC Infrastructure Benefits Inc	183	216	46	8
Other service delivery agencies	963	1,048	1,003	916

74 |	First Quarterly Report 2026/27

Appendix - Fiscal Plan Update

Table A4 Operating Statement - 2019/20 to 2028/29 1

	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Updated			Average
								Forecast	Plan	Plan	annual
($ millions)	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	2028/29	change
											(per cent)
Revenue	58,493	62,047	72,391	81,790	79,623	84,046	86,871	86,312	88,537	91,683	5.1
Expense	(59,024)	(67,662)	(71,129)	(80,834)	(84,658)	(91,393)	(94,571)	(100,071)	(101,208)	(103,671)	6.5
Surplus (deficit)	(531)	(5,615)	1,262	956	(5,035)	(7,347)	(7,700)	(13,759)	(12,671)	(11,988)

Per cent of nominal GDP: [2]
Surplus (deficit)	-0.2	-1.8	0.4	0.2	-1.2	-1.7	-1.7	-2.9	-2.6	-2.4
Per cent of revenue:
Surplus (deficit)	-0.9	-9.0	1.7	1.2	-6.3	-8.7	-8.9	-15.9	-14.3	-13.1
Per capita ($): [3]
Surplus (deficit)	(104)	(1,085)	241	178	(913)	(1,296)	(1,351)	(2,437)	(2,234)	(2,091)

1 Figures have been restated to reflect government current accounting policies.

2 Surplus (deficit) as a per cent of nominal GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2026/27 amounts divided by nominal GDP for the 2026 calendar year).

3 Per capita revenue and expense is calculated using July 1 population (e.g. 2026/27 amounts divided by population on July 1, 2026).

First Quarterly Report 2026/27	| 75

Appendix - Fiscal Plan Update

Table A5 Revenue by Source - 2019/20 to 2028/29

	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Updated			Average
								Forecast	Plan	Plan	annual
($ millions)	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	2028/29	change
Taxation revenue:											(per cent)
Personal income	10,657	11,118	13,704	17,268	16,443	17,026	19,401	19,963	20,954	22,278	8.5
Corporate income	5,011	4,805	5,053	9,156	6,085	8,262	7,957	8,061	7,868	7,878	5.2
Employer health	1,897	2,156	2,443	2,720	2,886	3,056	3,022	3,096	3,192	3,307	6.4
Sales	7,374	7,694	8,731	9,818	10,330	10,363	10,836	11,605	12,294	12,715	6.2
Fuel	1,008	936	1,022	1,021	982	979	1,035	1,058	1,075	1,090	0.9
Carbon/Output-based pricing system [1]	1,682	1,683	2,011	2,161	2,642	2,606	251	253	336	382	-15.2
Tobacco	729	711	708	531	477	412	306	300	300	300	-9.4
Property	2,608	2,313	3,012	3,253	3,605	3,837	4,020	4,418	4,904	5,208	8.0
Property transfer	1,609	2,098	3,327	2,293	1,993	2,005	1,681	1,630	1,734	1,854	1.6
Insurance premium and other taxes	691	652	706	804	853	900	956	965	985	1,005	4.3
	33,266	34,166	40,717	49,025	46,296	49,446	49,465	51,349	53,642	56,017	6.0
Natural resource revenue:
Natural gas royalties	118	196	920	2,255	823	672	853	766	1,144	1,407	31.7
Bonus bids, rents on drilling rights and leases	60	45	45	41	42	42	70	98	36	36	-5.5
Columbia River Treaty	119	117	231	437	448	297	269	248	241	273	9.7
Other energy and minerals	386	191	795	979	637	448	302	547	710	755	7.7
Forests	988	1,304	1,893	1,887	657	514	518	472	482	508	-7.1
Other resources	432	433	499	518	536	443	485	591	656	662	4.9
	2,103	2,286	4,383	6,117	3,143	2,416	2,497	2,722	3,269	3,641	6.3
Other revenue:
Medical Services Plan premiums	1,063	(4)	1	(1)	(1)	-	-	-	-	-	n/a
Post-secondary education fees	2,451	2,418	2,536	2,651	2,840	2,911	2,715	2,551	2,571	2,608	0.7
Other health-care related fees	475	372	417	519	591	631	657	661	672	683	4.1
Motor vehicle licences and permits	576	581	622	621	630	641	647	663	670	677	1.8
Other fees and licences	1,004	970	1,025	1,146	1,217	1,285	1,319	1,488	1,523	1,452	4.2
Investment earnings	1,263	1,264	1,306	1,314	1,708	2,159	2,018	2,124	2,186	2,379	7.3
Sales of goods and services	1,162	741	1,059	1,396	1,548	1,534	1,634	1,583	1,421	1,420	2.3
Miscellaneous [2]	2,676	2,395	2,851	3,049	3,440	3,926	6,698	3,586	3,453	3,486	3.0
	10,670	8,737	9,817	10,695	11,973	13,087	15,688	12,656	12,496	12,705	2.0
Contributions from the federal government:
Canada Health Transfer	5,523	5,701	6,431	6,432	7,117	7,203	7,453	7,841	8,222	8,550	5.0
Canada Social Transfer	1,971	2,042	2,110	2,174	2,273	2,339	2,372	2,448	2,520	2,599	3.1
Other cost shared agreements	2,041	5,151	3,439	3,921	4,344	4,765	4,708	5,463	4,547	4,331	8.7
	9,535	12,894	11,980	12,527	13,734	14,307	14,533	15,752	15,289	15,480	5.5
Commercial Crown corporation net income:	705	688	668	360	323	587	721	712	712	712	0.1
BC Hydro
Liquor Distribution Branch	1,107	1,161	1,189	1,199	1,148	1,094	1,005	956	911	863	-2.7
BC Lottery Corporation [3]	1,336	420	1,211	1,584	1,429	1,295	1,266	1,293	1,339	1,386	0.4
ICBC	(376)	1,528	2,286	131	1,399	1,653	1,520	700	700	700	-207.1
Other	147	167	140	152	178	161	176	172	179	179	2.2
	2,919	3,964	5,494	3,426	4,477	4,790	4,688	3,833	3,841	3,840	3.1
Total revenue	58,493	62,047	72,391	81,790	79,623	84,046	86,871	86,312	88,537	91,683	5.1

1 Carbon tax revenue was eliminated effective April 1, 2025. Includes carbon tax revenue until 2024/25 and output-based pricing system revenue from large industrial emitters from 2025/26.

2 2025/26 Miscellaneous revenue includes $2.561 billion in one-time revenue in relation to the tobacco settlement.

3 Net of federal government payments and beginning in 2021/22, is also net of payments to the BC First Nations Gaming Revenue Sharing Limited Partnership in accordance with section 14.3 of the Gaming Control Act (B.C.).

76 |	First Quarterly Report 2026/27

Appendix - Fiscal Plan Update

Table A6 Revenue by Source Supplementary Information - 2019/20 to 2028/29 1

	Actual	Actual	Actual	Actual	Actual	Actuals	Actuals	Updated			Average
								Forecast	Plan	Plan	annual
	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	2028/29	change
Per cent of nominal GDP: [2]											(per cent)
Taxation and Medical Services Plan premiums	11.1	11.1	11.4	12.3	11.2	11.5	11.0	11.0	11.0	11.0	-0.1
Taxation	10.8	11.1	11.4	12.3	11.2	11.5	11.0	11.0	11.0	11.0	0.2
Medical Services Plan premiums	0.3	-	-	-	-	-	-	-	-	-	n/a
Natural resources	0.7	0.7	1.2	1.5	0.8	0.6	0.6	0.6	0.7	0.7	0.6
Other	3.5	2.8	2.8	2.7	2.9	3.1	3.5	2.7	2.6	2.5	-3.5
Other excluding
Medical Services Plan premiums	3.1	2.8	2.8	2.7	2.9	3.1	3.5	2.7	2.6	2.5	-2.4
Contributions from the federal government	3.1	4.2	3.4	3.1	3.3	3.3	3.2	3.4	3.1	3.0	-0.2
Commercial Crown corporation net income	0.9	1.3	1.5	0.9	1.1	1.1	1.0	0.8	0.8	0.8	-2.5
Total revenue	18.9	20.2	20.3	20.4	19.2	19.6	19.4	18.4	18.1	18.0	-0.5
Growth rates (per cent):
Taxation	1.7	2.7	19.2	20.4	-5.6	6.8	0.0	3.8	4.5	4.4	n/a
Natural resources	-28.3	8.7	91.7	39.6	-48.6	-23.1	3.4	9.0	20.1	11.4	n/a
Other	4.2	-18.1	12.4	8.9	11.9	9.3	19.9	-19.3	-1.3	1.7	n/a
Other excluding
Medical Services Plan premiums	8.1	-9.0	12.3	9.0	11.9	9.3	19.9	-19.3	-1.3	1.7	n/a
Contributions from the federal government	5.3	35.2	-7.1	4.6	9.6	4.2	1.6	8.4	-2.9	1.2	n/a
Commercial Crown corporation net income	45.6	35.8	38.6	-37.6	30.7	7.0	-2.1	-18.2	0.2	0.0	n/a
Total revenue	2.7	6.1	16.7	13.0	-2.6	5.6	3.4	-0.6	2.6	3.6	n/a
Per capita ($): [3]
Taxation	6,509	6,601	7,790	9,148	8,394	8,719	8,682	9,096	9,456	9,771	4.6
Natural resources	411	442	839	1,141	570	426	438	482	576	635	5.0
Other	2,088	1,688	1,878	1,996	2,171	2,308	2,753	2,242	2,203	2,216	0.7
Other excluding
Medical Services Plan premiums	1,880	1,689	1,878	1,996	2,171	2,308	2,753	2,242	2,203	2,216	1.8
Contributions from the federal government	1,866	2,491	2,292	2,338	2,490	2,523	2,551	2,790	2,695	2,700	4.2
Commercial Crown corporation net income	571	766	1,051	639	812	845	823	679	677	670	1.8
Total revenue	11,444	11,987	13,850	15,263	14,437	14,820	15,247	15,290	15,607	15,992	3.8

Real Per Capita Revenue (2025 $) [4]	13,805	14,350	16,130	16,626	15,134	15,135	15,247	14,912	14,922	14,988	0.9
Growth rate (per cent)	-1.4	4.0	12.4	3.1	-9.0	0.0	0.7	-2.2	0.1	0.4	0.8

1 Numbers may not add due to rounding.

2 Revenue as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2026/27 revenue divided by nominal GDP for the 2026 calendar year).

3 Per capita revenue is calculated using July 1 population (e.g. 2026/27 revenue divided by population on July 1, 2026).

4 Revenue is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2026 CPI for 2026/27 revenue).

First Quarterly Report 2026/27	| 77

Appendix - Fiscal Plan Update

Table A7 Expense by Function - 2019/20 to 2028/291,2

($ millions)								Updated			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Plan	Plan	annual
	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	2028/29	change
Function:											(per cent)
Health:
Medical Services Plan	5,013	5,145	5,776	6,006	7,071	8,240	8,666	9,206	9,445	9,706	7.6
Pharmacare	1,517	1,501	1,579	1,711	1,906	1,974	2,105	2,170	2,102	2,102	3.7
Regional services	16,054	18,290	19,574	21,715	25,261	27,288	29,044	28,211	28,933	29,682	7.1
Other healthcare expenses	872	677	662	890	625	680	370	1,013	806	812	-0.8
Total health	23,456	25,613	27,591	30,322	34,863	38,182	40,185	40,600	41,286	42,302	6.8
Education:
Elementary and secondary	7,584	7,444	8,085	8,585	9,285	9,990	10,310	10,345	10,427	10,443	3.6
Post-secondary	6,846	6,872	7,357	7,517	8,403	8,856	9,082	9,319	9,383	9,521	3.7
Other education expenses	312	630	361	891	791	763	727	521	547	575	7.0
Total education	14,742	14,946	15,803	16,993	18,479	19,609	20,119	20,185	20,357	20,539	3.8
Social services:
Social assistance	2,342	3,141	2,910	3,157	3,009	3,599	3,804	3,889	3,995	4,093	6.4
Child welfare	1,940	2,226	2,254	3,168	3,941	4,547	4,681	4,791	5,026	5,126	11.4
Low income tax credit transfers	435	1,131	754	1,746	733	1,015	369	42	42	42	-22.9
Community living and other services	1,170	1,291	1,350	1,581	1,601	1,761	1,926	2,048	2,027	2,029	6.3
Total social services	5,887	7,789	7,268	9,652	9,284	10,922	10,780	10,770	11,090	11,290	7.5
Protection of persons and property	2,126	2,258	2,937	3,483	3,101	3,183	3,375	2,636	2,644	2,656	2.5
Transportation	2,126	3,362	4,453	3,320	2,379	2,933	2,714	2,875	2,859	2,923	3.6
Natural resources & economic development	3,779	4,191	5,213	6,284	6,704	6,165	5,274	5,251	4,485	4,448	1.8
Other	2,524	2,862	3,082	5,736	4,215	4,022	4,022	3,591	3,395	3,252	2.9
Contingencies Vote	-	-	-	-	-	-	-	5,000	5,000	5,000	n/a
General government	1,657	3,919	2,040	2,325	2,341	2,132	3,204	2,827	2,616	2,572	5.0
Debt servicing	2,727	2,722	2,742	2,719	3,292	4,245	4,898	6,336	7,476	8,689	13.7
Total expense	59,024	67,662	71,129	80,834	84,658	91,393	94,571	100,071	101,208	103,671	6.5
Per cent of operating expense:
Health	39.7	37.9	38.8	37.5	41.2	41.8	42.5	40.6	40.8	40.8	0.3
Education	25.0	22.1	22.2	21.0	21.8	21.5	21.3	20.2	20.1	19.8	-2.5
Social services	10.0	11.5	10.2	11.9	11.0	12.0	11.4	10.8	11.0	10.9	1.0
Protection of persons and property	3.6	3.3	4.1	4.3	3.7	3.5	3.6	2.6	2.6	2.6	-3.7
Transportation	3.6	5.0	6.3	4.1	2.8	3.2	2.9	2.9	2.8	2.8	-2.7
Natural resources & economic development	6.4	6.2	7.3	7.8	7.9	6.7	5.6	5.2	4.4	4.3	-4.4
Other	4.3	4.2	4.3	7.1	5.0	4.4	4.3	3.6	3.4	3.1	-3.4
Contingencies Vote	-	-	-	-	-	-	-	5.0	4.9	4.8	n/a
General government	2.8	5.8	2.9	2.9	2.8	2.3	3.4	2.8	2.6	2.5	-1.4
Debt servicing	4.6	4.0	3.9	3.4	3.9	4.6	5.2	6.3	7.4	8.4	6.8
Operating expense	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

1 Figures reflect government accounting policies used in the 2025/26 Public Accounts audited financial statements.

2 Numbers may not add due to rounding.

78 |	First Quarterly Report 2026/27

Appendix - Fiscal Plan Update

Table A8 Expense by Function Supplementary Information - 2019/20 to 2028/291

								Updated			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Plan	Plan	annual
	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	2028/29	change
Per cent of nominal GDP: [2]											(per cent)
Health	7.6	8.3	7.7	7.6	8.4	8.9	9.0	8.7	8.5	8.3	1.0
Education	4.8	4.9	4.4	4.2	4.5	4.6	4.5	4.3	4.2	4.0	-1.8
Social services	1.9	2.5	2.0	2.4	2.2	2.5	2.4	2.3	2.3	2.2	1.7
Protection of persons and property	0.7	0.7	0.8	0.9	0.7	0.7	0.8	0.6	0.5	0.5	-3.0
Transportation	0.7	1.1	1.2	0.8	0.6	0.7	0.6	0.6	0.6	0.6	-2.0
Natural resources & economic development	1.2	1.4	1.5	1.6	1.6	1.4	1.2	1.1	0.9	0.9	-3.7
Other	0.8	0.9	0.9	1.4	1.0	0.9	0.9	0.8	0.7	0.6	-2.7
Contingencies Vote	-	-	-	-	-	-	-	1.1	1.0	1.0	n/a
General government	0.5	1.3	0.6	0.6	0.6	0.5	0.7	0.6	0.5	0.5	-0.6
Debt servicing	0.9	0.9	0.8	0.7	0.8	1.0	1.1	1.4	1.5	1.7	7.6
Operating expense	19.1	22.0	19.9	20.2	20.4	21.3	21.1	21.4	20.7	20.4	0.7
Growth rates (per cent):	5.9	9.2	7.7	9.9	15.0	9.5	5.2	1.0	1.7	2.5	n/a
Health
Education	4.6	1.4	5.7	7.5	8.7	6.1	2.6	0.3	0.9	0.9	n/a
Social services	10.2	32.3	-6.7	32.8	-3.8	17.6	-1.3	-0.1	3.0	1.8	n/a
Protection of persons and property	6.1	6.2	30.1	18.6	-11.0	2.6	6.0	-21.9	0.3	0.5	n/a
Transportation	5.2	58.1	32.5	-25.4	-28.3	23.3	-7.5	5.9	-0.6	2.2	n/a
Natural resources & economic development	-1.2	10.9	24.4	20.5	6.7	-8.0	-14.5	-0.4	-14.6	-0.8	n/a
Other	37.8	13.4	7.7	86.1	-26.5	-4.6	0.0	-10.7	-5.5	-4.2	n/a
Contingencies Vote	-	-	-	-	-	-	-	-	-	-	n/a
General government	-1.0	136.5	-47.9	14.0	0.7	-8.9	50.3	-11.8	-7.5	-1.7	n/a
Debt servicing	1.6	-0.2	0.7	-0.8	21.1	28.9	15.4	29.4	18.0	16.2	n/a
Operating expense	6.1	14.6	5.1	13.6	4.7	8.0	3.5	9.5	1.1	2.4	n/a
Per capita ($): [3]
Health	4,589	4,948	5,279	5,658	6,321	6,733	7,053	7,192	7,278	7,379	5.4
Education	2,884	2,888	3,024	3,171	3,351	3,458	3,531	3,576	3,588	3,583	2.4
Social services	1,152	1,505	1,391	1,801	1,683	1,926	1,892	1,908	1,955	1,969	6.1
Protection of persons and property	416	436	562	650	562	561	592	467	466	463	1.2
Transportation	416	650	852	620	431	517	476	509	504	510	2.3
Natural resources & economic development	739	810	997	1,173	1,216	1,087	926	930	791	776	0.5
Other	494	553	590	1,070	764	709	706	636	598	567	1.5
Contingencies Vote	-	-	-	-	-	-	-	886	881	872	n/a
General government	324	757	390	434	424	376	562	501	461	449	3.7
Debt servicing	534	526	525	507	597	749	860	1,122	1,318	1,516	12.3
Operating expense	11,548	13,073	13,610	15,084	15,349	16,116	16,598	17,727	17,840	18,084	5.1
Real Per Capita Operating Expense (2025 $) [4]	13,930	15,650	15,849	16,431	16,091	16,458	16,599	17,289	17,058	16,948	2.2
Growth rate (per cent)	4.0	12.3	1.3	3.7	-2.1	2.3	0.9	4.2	-1.3	-0.6	2.5

1 Numbers may not add due to rounding.

2 Expense as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2026/27 expense divided by nominal GDP for the 2026 calendar year).

3 Per capita expense is calculated using July 1 population (e.g. 2026/27 expense divided by population on July 1, 2026).

4 Expense is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2026 CPI for 2026/27 expense).

First Quarterly Report 2026/27	| 79

Appendix - Fiscal Plan Update

Table A9 Full-Time Equivalents (FTEs) - 2019/20 to 2028/29 1

	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Updated			Average
								Forecast	Plan	Plan	annual
	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	2028/29	change
Taxpayer-supported programs and agencies:											(per cent)
Ministries and special offices (CRF)	31,774	32,672	33,400	33,696	37,008	39,036	37,130
Adjusted forecast for impacts of job action [2]							38,233	37,700	36,500	36,000	1.4
Service delivery agencies [3]	5,985	6,042	6,767	7,746	8,666	9,575	10,235	9,548	8,548	8,281	3.7
Total FTEs	37,759	38,714	40,167	41,442	45,674	48,611	47,365	47,248	45,048	44,281	2.3
Growth rates (per cent):
Ministries and special offices (CRF)	2.9	2.8	2.2	0.9	9.8	5.5	-4.9	-1.4	-3.2	-1.4	n/a
Service delivery agencies	13.8	1.0	12.0	14.5	11.9	10.5	6.9	-6.7	-10.5	-3.1	n/a
Population per FTE: [4]
Total FTEs	135.4	133.7	130.1	129.3	120.8	116.7	120.3	119.5	125.9	129.5	31.5

1 Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

2 This row shows the FTE forecast excluding the estimated impacts of job action in 2025/26. Forecasts for 2026/27 onwards are based on the adjusted 2025/26 actuals of 38,233 FTEs.

2 Service delivery agency FTE amounts do not include SUCH sector staff employment.

3 Population per FTE is calculated using July 1 population (e.g. population on July 1, 2026 divided by 2026/27 FTEs).

80 |	First Quarterly Report 2026/27

Appendix - Fiscal Plan Update

Table A10 Capital Spending - 2019/20 to 2028/29

($ millions)								Updated			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Plan	Plan	annual
	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	2028/29	change
Taxpayer-supported:											(per cent)
Education
Schools districts	877	944	1,001	934	874	1,199	1,392	1,392	1,375	1,045	2.0
Post-secondary institutions	936	904	899	1,071	1,227	1,527	1,358	1,587	1,549	1,130	2.1
Health	1,009	1,162	1,555	1,915	2,998	3,226	3,146	3,680	4,172	3,474	14.7
BC Transportation Financing Authority [1]	955	1,285	1,364	1,823	2,263	3,013	3,803	4,456	3,895	3,160	14.2
BC Transit	73	107	67	101	158	151	329	294	393	474	23.1
Government direct (ministries)	520	389	386	470	537	468	428	470	465	526	0.1
Social Housing	355	572	642	357	587	603	688	866	894	795	9.4
Other	47	65	88	85	128	192	212	203	61	59	2.6
Total taxpayer-supported	4,772	5,428	6,002	6,756	8,772	10,379	11,356	12,948	12,804	10,663	9.3
Self-supported:
BC Hydro	3,082	3,207	3,475	3,919	4,263	4,015	3,927	4,760	6,684	7,160	9.8
Columbia Basin power projects	994	7	9	10	8	16	17	20	23	18	-36.0
BC Railway Company	6	1	2	6	4	4	3	6	5	4	-4.4
ICBC	62	100	54	41	64	43	152	103	64	61	-0.2
BC Lottery Corporation [2]	102	73	90	95	84	100	85	95	90	90	-1.4
Liquor Distribution Branch	36	22	22	16	18	22	16	20	26	25	-4.0
Other [3]	104	65	78	78	143	202	119	-	-	-	n/a
Total self-supported	4,386	3,475	3,730	4,165	4,584	4,402	4,319	5,004	6,892	7,358	5.9
Total capital spending	9,158	8,903	9,732	10,921	13,356	14,781	15,675	17,952	19,696	18,021	7.8
Per cent of nominal GDP: [4]
Taxpayer-supported	1.5	1.8	1.7	1.7	2.1	2.4	2.5	2.8	2.6	2.1	3.5
Self-supported	1.4	1.1	1.0	1.0	1.1	1.0	1.0	1.1	1.4	1.4	0.2
Total	3.0	2.9	2.7	2.7	3.2	3.4	3.5	3.8	4.0	3.5	2.0
Growth rates:
Taxpayer-supported	7.2	13.7	10.6	12.6	29.8	18.3	9.4	14.0	-1.1	-16.7
Self-supported	6.8	-20.8	7.3	11.7	10.1	-4.0	-1.9	15.9	37.7	6.8
Total	7.0	-2.8	9.3	12.2	22.3	10.7	6.0	14.5	9.7	-8.5
Per capita: [5]
Taxpayer-supported	934	1,049	1,148	1,261	1,590	1,830	1,993	2,294	2,257	1,860	8.0
Self-supported	858	671	714	777	831	776	758	886	1,215	1,283	4.6
Total	1,792	1,720	1,862	2,038	2,422	2,606	2,751	3,180	3,472	3,143	6.4

Real Per Capita Capital Spending (2025 $) [6]	2,161	2,059	2,168	2,220	2,539	2,662	2,751	3,102	3,320	2,946	3.5
Growth rate (per cent)	4.9	-4.7	5.3	2.4	14.3	4.9	3.4	12.7	7.0	-11.3

1 Includes Transportation Investment Plan capital spending and, beginning in 2017/18, Transportation Investment Corporation rehabilitation costs for the Port Mann Bridge due to reclassification from self-supported commercial Crown corporation to a taxpayer-supported agency in response to the cancellation of tolls. Effective April 1, 2018, Transportation Investment Corporation became a subsidiary of BCTFA.

2 Forecasted amounts exclude right-of-use assets.

3 Includes post-secondary institutions' self-supported subsidiaries.

4 Capital spending as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2026/27 amounts divided by nominal GDP for the 2026 calendar year).

5 Per capita capital spending is calculated using July 1 population (e.g. 2026/27 amounts divided by population on July 1, 2026).

6 Capital spending is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2026 CPI for 2026/27 capital spending).

First Quarterly Report 2026/27	| 81

Appendix - Fiscal Plan Update

Table A11 Statement of Financial Position - 2019/20 to 2028/29 1

								Updated			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Plan	Plan	annual
($ millions)	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	2028/29	change
Financial assets:											(per cent)
Cash and temporary investments	3,985	6,560	7,142	8,247	6,768	13,341	12,800	11,000	11,149	11,433	12.4
Other financial assets	12,413	15,413	17,109	19,074	22,057	24,071	27,862	29,725	31,543	31,935	11.1
Sinking funds	692	492	510	521	491	562	364	383	421	463	-4.4
Investments in commercial Crown corporations:
Retained earnings	6,523	9,632	12,426	12,926	14,677	16,985	19,301	20,756	22,202	23,644	15.4
Recoverable capital loans	24,768	26,301	27,218	28,037	30,572	33,577	35,671	38,006	42,330	46,866	7.3
	31,291	35,933	39,644	40,963	45,249	50,562	54,972	58,762	64,532	70,510	9.4
Total financial assets	48,381	58,398	64,405	68,805	74,565	88,536	95,998	99,870	107,645	114,341	10.0
Liabilities:
Accounts payable, accrued liabilities & others	13,100	14,733	18,509	25,400	23,769	24,395	25,678	25,632	25,682	24,862	7.4
Deferred revenue	9,895	11,557	12,796	14,494	15,082	16,213	17,394	18,835	19,605	20,087	8.2
Debt:
Taxpayer-supported debt	46,229	59,750	62,341	59,888	75,402	99,089	117,440	141,139	165,615	187,272	16.8
Self-supported debt	25,932	27,350	28,325	29,492	32,060	34,788	37,355	39,747	44,068	48,575	7.2
Total provincial debt	72,161	87,100	90,666	89,380	107,462	133,877	154,795	180,886	209,683	235,847	14.1
Add: debt offset by sinking funds	692	492	510	521	491	562	364	383	421	463	-4.4
Add: foreign exchange adjustments	-	-	-	472	494	2,434	2,011	1,224	150	(265)	n/a
Less: guarantees & non-guaranteed debt	(1,337)	(1,335)	(1,402)	(1,523)	(1,476)	(1,639)	(1,804)	(2,250)	(2,347)	(2,718)	8.2
Financial statement debt	71,516	86,257	89,774	88,850	106,971	135,234	155,366	180,243	207,907	233,327	14.0
Total liabilities	94,511	112,547	121,079	128,744	145,822	175,842	198,438	224,710	253,194	278,276	12.7
Net liabilities	(46,130)	(54,149)	(56,674)	(59,939)	(71,257)	(87,306)	(102,440)	(124,840)	(145,549)	(163,935)	15.1
Capital and other assets:
Tangible capital assets	50,104	52,861	56,142	59,818	65,583	72,736	80,579	90,030	99,075	105,792	8.7
Restricted assets	1,931	2,003	2,147	2,224	2,352	2,464	2,569	2,645	2,722	2,799	4.2
Other assets	1,100	1,582	1,791	1,347	1,701	2,096	2,170	2,082	2,086	2,121	7.6
Total capital and other assets	53,135	56,446	60,080	63,389	69,636	77,296	85,318	94,757	103,883	110,712	8.5
Accumulated surplus (deficit)	7,005	2,297	3,406	3,450	(1,621)	(10,010)	(17,122)	(30,083)	(41,666)	(53,223)
Per cent of Nominal GDP: [2]
Net liabilities	14.9	17.6	15.9	15.0	17.2	20.3	22.8	26.7	29.8	32.2	8.9
Capital and other assets	17.2	18.4	16.8	15.8	16.8	18.0	19.0	20.2	21.3	21.8	2.6
Growth rates:
Net liabilities	7.5	17.4	4.7	5.8	18.9	22.5	17.3	21.9	16.6	12.6	n/a
Capital and other assets	4.8	6.2	6.4	5.5	9.9	11.0	10.4	11.1	9.6	6.6	n/a
Per capita: [3]
Net liabilities	9,026	10,461	10,843	11,185	12,920	15,395	17,980	22,115	25,657	28,594	13.7
Capital and other assets	10,396	10,905	11,495	11,829	12,626	13,630	14,975	16,786	18,312	19,311	7.1

1 The Statement of Financial Position will be presented in future quarterly reports to reflect the adoption of PS1202 Financial Statement Presentation (Conceptual Framework and Reporting Model).

2 Net liabilities as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2026/27 amount divided by GDP for the 2026 calendar year).

3 Per capita net liabilities is calculated using July 1 population (e.g. 2026/27 amount divided by population on July 1, 2026).

82 |	First Quarterly Report 2026/27

Appendix - Fiscal Plan Update

Table A12 Changes in Financial Position - 2019/20 to 2028/29

								Updated
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Plan	Plan	10-Year
($ millions)	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	2028/29	Total
(Surplus) deficit for the year	531	5,615	(1,262)	(956)	5,035	7,347	7,700	13,759	12,671	11,988	62,428
Change in remeasurement (gains) losses	250	(907)	153	912	36	1,042	(588)	(798)	(1,088)	(431)	(1,419)
Change in accumulated (surplus) deficit	781	4,708	(1,109)	(44)	5,071	8,389	7,112	12,961	11,583	11,557	61,009
Capital and other asset changes:
Taxpayer-supported capital investments	4,772	5,428	6,002	6,755	8,772	10,379	11,356	12,948	12,804	10,663	89,879
Less: amortization and other accounting changes	(2,577)	(2,671)	(2,721)	(3,079)	(3,007)	(3,226)	(3,513)	(3,497)	(3,759)	(3,946)	(31,996)
Increase in net capital assets	2,195	2,757	3,281	3,676	5,765	7,153	7,843	9,451	9,045	6,717	57,883
Increase (decrease) in restricted assets	97	72	144	77	128	112	105	76	77	77	965
Increase (decrease) in other assets	148	482	209	(444)	354	395	74	(88)	4	35	1,169
Change in capital and other assets	2,440	3,311	3,634	3,309	6,247	7,660	8,022	9,439	9,126	6,829	60,017
Increase (decrease) in net liabilities	3,221	8,019	2,525	3,265	11,318	16,049	15,134	22,400	20,709	18,386	121,026
Investment and working capital changes:
Investment in commercial Crown corporations:
Increase (decrease) in retained earnings	785	3,109	2,794	500	1,751	2,308	2,316	1,455	1,446	1,442	17,906
Self-supported capital investments	4,386	3,475	3,730	4,165	4,584	4,402	4,319	5,004	6,892	7,358	48,315
Less: loan repayments and other accounting changes	(2,165)	(1,942)	(2,813)	(3,346)	(2,049)	(1,397)	(2,225)	(2,669)	(2,568)	(2,822)	(23,996)
Change in investment	3,006	4,642	3,711	1,319	4,286	5,313	4,410	3,790	5,770	5,978	42,225
Increase (decrease) in cash and temporary investments	956	2,575	582	1,105	(1,479)	6,573	(541)	(1,800)	149	284	8,404
Other working capital changes [1]	(1,531)	(495)	(3,301)	(6,613)	3,996	328	1,129	487	1,036	772	(4,192)
Change in investment and working capital	2,431	6,722	992	(4,189)	6,803	12,214	4,998	2,477	6,955	7,034	46,437
Increase (decrease) in financial statement debt	5,652	14,741	3,517	(924)	18,121	28,263	20,132	24,877	27,664	25,420	167,463
(Increase) decrease in sinking fund debt	60	200	(18)	(11)	30	(71)	198	(19)	(38)	(42)	289
Change in foreign exchange adjustments	-	-	-	(472)	(22)	(1,940)	423	787	1,074	415	265
Increase (decrease) in guarantees	57	113	9	(227)	(80)	172	3	500	100	400	1,047
Increase (decrease) in non-guaranteed debt	430	(115)	58	348	33	(9)	162	(54)	(3)	(29)	821
Increase (decrease) in total provincial debt	6,199	14,939	3,566	(1,286)	18,082	26,415	20,918	26,091	28,797	26,164	169,885
Represented by increase (decrease) in:
Taxpayer-supported debt	3,548	13,521	2,591	(2,453)	15,514	23,687	18,351	23,699	24,476	21,657	144,591
Self-supported debt	2,651	1,418	975	1,167	2,568	2,728	2,567	2,392	4,321	4,507	25,294
Total provincial debt	6,199	14,939	3,566	(1,286)	18,082	26,415	20,918	26,091	28,797	26,164	169,885

1 Includes changes in other financial assets, sinking funds, accounts payable, deferred revenue and other accrued liabilities.

First Quarterly Report 2026/27	| 83

Appendix - Fiscal Plan Update

Table A13 Provincial Debt - 2019/20 to 2028/29

($ millions)								Updated			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Plan	Plan	annual
	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	2028/29	change
Taxpayer-supported debt:											(per cent)
Provincial government	-	8,746	7,233	-	8,729	24,516	33,427	45,430	57,655	69,312
Operating											n/a
Capital [1]
K-12 education	9,757	10,529	11,342	10,893	11,643	12,563	13,656	14,884	16,028	16,970	6.3
Post-secondary institutions	4,917	5,426	5,732	5,502	5,979	6,663	7,382	8,160	8,996	9,523	7.6
Health facilities	6,705	7,484	8,223	8,286	10,109	12,559	15,107	17,859	20,869	23,771	15.1
Ministries general capital	3,133	3,702	4,087	4,549	5,084	5,552	5,980	6,435	6,885	7,360	10.0
Transportation	5,401	5,401	5,401	5,391	5,391	5,330	5,309	5,309	5,310	5,311	-0.2
Social housing	805	1,062	1,424	1,648	2,024	2,386	2,825	3,548	4,294	5,063	22.7
Other	252	268	278	269	352	486	628	683	694	704	12.1
Total capital	30,970	33,872	36,487	36,538	40,582	45,539	50,887	56,878	63,076	68,702	9.3
Total provincial government	30,970	42,618	43,720	36,538	49,311	70,055	84,314	102,308	120,731	138,014	18.1

Taxpayer-supported entities:	18	24	25	21	19	20	27	20	15	12	-4.4
School districts
Post-secondary institutions	753	882	922	910	897	976	1,003	1,064	1,090	1,095	4.2
Health Authorities and Hospital Societies	1,802	1,875	1,839	1,983	2,387	2,333	2,277	2,227	2,173	1,539	-1.7
BC Transportation Financing Authority	12,193	13,321	14,615	18,946	21,286	24,078	27,752	32,724	37,635	42,243	14.8
BC Pavilion Corporation	135	132	129	126	123	119	116	112	108	104	-2.9
BC Transit	65	60	56	53	109	119	170	160	295	389	22.0
InBC Investment Corp	45	37	19	21	60	117	121	185	236	294	23.2
Social housing	222	770	974	1,241	1,182	1,237	1,627	1,813	2,707	2,572	31.3
Other [2]	26	31	42	49	28	35	33	526	625	1,010	50.2
Total taxpayer-supported entities	15,259	17,132	18,621	23,350	26,091	29,034	33,126	38,831	44,884	49,258	13.9
Total taxpayer-supported debt	46,229	59,750	62,341	59,888	75,402	99,089	117,440	141,139	165,615	187,272	16.8

Self-supported debt:
Commercial Crown corporations and agencies
BC Hydro	23,238	24,650	25,611	26,707	29,351	31,890	34,325	36,753	41,115	45,667	7.8
BC Liquor Distribution Branch	210	233	230	242	233	233	216	181	195	186	-1.3
BC Lottery Corporation	233	228	195	201	169	189	166	172	144	135	-5.9
Columbia Basin power projects	1,387	1,349	1,319	1,298	1,265	1,227	1,192	1,168	1,149	1,130	-2.3
Columbia Power Corporation	276	271	266	270	266	259	257	251	244	237	-1.7
Post-secondary institution subsidiaries	504	520	615	685	682	896	1,025	1,042	1,042	1,042	8.4
Other	84	99	89	89	94	94	174	180	179	178	8.7
Total self-supported debt	25,932	27,350	28,325	29,492	32,060	34,788	37,355	39,747	44,068	48,575	7.2
Total provincial debt	72,161	87,100	90,666	89,380	107,462	133,877	154,795	180,886	209,683	235,847	14.1

1 Includes debt incurred by the government to fund the building and construction of capital assets in the education, health, social housing and other sectors.

2 Forecast includes potential provincial First Nation equity loan guarantees that may be authorized by Treasury Board under the First Nations Equity Financing program.

84 |	First Quarterly Report 2026/27

Appendix - Fiscal Plan Update

Table A14 Provincial Debt Supplementary Information - 2019/20 to 2028/291

								Updated			Average
($ millions)	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Plan	Plan	annual
	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	2028/29	change
Per cent of nominal GDP: [2]											(per cent)
Taxpayer-supported debt:	-	2.8	2.0	-	2.1	5.7	7.4	9.7	11.8	13.6	n/a
Provincial government direct operating
Provincial government capital	10.0	11.0	10.2	9.1	9.8	10.6	11.3	12.1	12.9	13.5	3.4
Total provincial government	10.0	13.9	12.2	9.1	11.9	16.3	18.8	21.8	24.7	27.1	11.7
Taxpayer-supported entities	4.9	5.6	5.2	5.8	6.3	6.8	7.4	8.3	9.2	9.7	7.8
Total taxpayer-supported debt	15.0	19.4	17.5	15.0	18.2	23.1	26.2	30.1	33.9	36.8	10.5
Self-supported debt:	8.4	8.9	7.9	7.4	7.7	8.1	8.3	8.5	9.0	9.5	1.4
Commercial Crown corporations & agencies
Total provincial debt	23.4	28.3	25.4	22.3	25.9	31.2	34.5	38.6	42.9	46.4	7.9
Growth rates (per cent):
Taxpayer-supported debt:	-	-	-17.3	-100.0	-	180.9	36.3	35.9	26.9	20.2
Provincial government direct operating
Provincial government capital	9.5	9.4	7.7	0.1	11.1	12.2	11.7	11.8	10.9	8.9
Taxpayer-supported entities	6.0	12.3	8.7	25.4	11.7	11.3	14.1	17.2	15.6	9.7
Total taxpayer-supported debt	8.3	29.2	4.3	-3.9	25.9	31.4	18.5	20.2	17.3	13.1
Self-supported debt:
Commercial Crown corporations & agencies	11.4	5.5	3.6	4.1	8.7	8.5	7.4	6.4	10.9	10.2
Total provincial debt	9.4	20.7	4.1	-1.4	20.2	24.6	15.6	16.9	15.9	12.5
Per capita: [3]
Taxpayer-supported debt:
Provincial government direct operating	-	1,690	1,384	-	1,583	4,323	5,867	8,048	10,163	12,090	n/a
Provincial government capital	6,059	6,544	6,981	6,818	7,358	8,030	8,931	10,076	11,119	11,983	7.9
Taxpayer-supported entities	2,986	3,310	3,563	4,357	4,731	5,120	5,814	6,879	7,912	8,592	12.5
Total taxpayer-supported debt	9,045	11,543	11,927	11,176	13,671	17,473	20,612	25,003	29,194	32,665	15.3
Self-supported debt:	5,074	5,284	5,419	5,503	5,813	6,134	6,556	7,041	7,768	8,473
Commercial Crown corporations & agencies											5.9
Total provincial debt	14,119	16,827	17,347	16,679	19,484	23,607	27,169	32,044	36,962	41,138	12.6
Real Per Capita Provincial Debt (2025 $) [4]	17,031	20,145	20,202	18,169	20,425	24,109	27,169	31,252	35,341	38,556	9.5
Growth rate (per cent)	7.2	18.3	0.3	-10.1	12.4	18.0	12.7	15.0	13.1	9.1

1 Numbers may not add due to rounding.

2 Debt as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2026/27 debt divided by nominal GDP for the 2026 calendar year).

3 Per capita debt is calculated using July 1 population (e.g. 2026/27 debt divided by population on July 1, 2026).

4 Debt is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2026 CPI for 2026/27 debt).

First Quarterly Report 2026/27	| 85

Appendix - Fiscal Plan Update

Table A15 Key Provincial Debt Indicators - 2019/20 to 2028/29

								Updated			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Forecast	Plan	Plan	annual
	2019/20	2020/21	2021/22	2022/23	2023/24	2024/25	2025/26	2026/27	2027/28	2028/29	change
Debt to revenue (per cent)											(per cent)
Total provincial	95.9	115.2	104.4	90.7	113.4	134.8	150.6	173.3	195.7	212.4	9.2
Taxpayer-supported	80.6	101.4	90.9	74.3	97.9	122.7	140.7	169.5	193.9	211.9	11.3
Debt per capita ($) [1]
Total provincial	14,119	16,828	17,346	16,678	19,485	23,607	27,167	32,044	36,962	41,138	12.6
Taxpayer-supported	9,045	11,544	11,927	11,175	13,672	17,473	20,611	25,002	29,194	32,666	15.3
Debt to nominal GDP (per cent) [2]
Total provincial	23.4	28.3	25.4	22.3	25.9	31.2	34.5	38.6	42.9	46.4	7.9
Taxpayer-supported	15.0	19.4	17.5	15.0	18.2	23.1	26.2	30.1	33.9	36.8	10.5
Interest bite (cents per dollar of revenue) [3]
Total provincial	3.8	3.7	3.3	3.2	3.8	4.6	5.1	6.3	7.3	8.1	8.8
Taxpayer-supported	3.1	3.1	2.8	2.5	3.2	4.1	4.7	6.1	7.3	8.2	11.2
Interest costs ($ millions)
Total provincial	2,872	2,817	2,848	3,116	3,647	4,600	5,249	6,611	7,796	9,025	13.6
Taxpayer-supported	1,807	1,832	1,896	2,032	2,444	3,278	3,917	5,120	6,211	7,237	16.7
Interest rate (per cent) [4]
Taxpayer-supported	4.1	3.5	3.1	3.3	3.6	3.8	3.6	4.0	4.0	4.1	0.1
Background Information:
Revenue ($ millions)
Total provincial [5]	75,283	75,583	86,832	98,583	94,769	99,315	102,756	104,361	107,168	111,033	4.4
Taxpayer-supported [6]	57,386	58,925	68,587	80,575	77,043	80,729	83,483	83,264	85,404	88,365	4.9
Debt ($ millions)
Total provincial	72,161	87,100	90,666	89,380	107,462	133,877	154,795	180,886	209,683	235,847	14.1
Taxpayer-supported [7]	46,229	59,750	62,341	59,888	75,402	99,089	117,440	141,139	165,615	187,272	16.8
Provincial nominal GDP ($ millions) [8]	308,993	307,412	357,002	400,154	414,465	429,089	448,928	468,433	488,289	508,800	5.7
Population (thousands at July 1) [9]	5,111	5,176	5,227	5,359	5,515	5,671	5,698	5,645	5,673	5,733	1.3

1 The ratio of debt to population (e.g. 2026/27 debt divided by population at July 1, 2026).

2 The ratio of debt outstanding at fiscal year-end to provincial nominal gross domestic product (GDP) for the calendar year ending in the fiscal year (e.g. 2026/27 debt divided by 2026 nominal GDP).

3 The ratio of interest costs (less sinking fund interest) to revenue. Figures include capitalized interest expense in order to provide a more comparable measure to outstanding debt.

4 Weighted average of all outstanding debt issues.

5 Includes revenue of the consolidated revenue fund (excluding dividends from provincial commercial Crown corporations) plus revenue of all government organizations and commercial Crown corporations.

6 Excludes revenue of provincial commercial Crown corporations, but includes dividends from commercial Crown corporations paid to the consolidated revenue fund.

7 Excludes debt of commercial Crown corporations and agencies and funds held under the province's warehouse borrowing program.

8 Nominal GDP for the calendar year ending in the fiscal year (e.g. nominal GDP for 2026 is used for the fiscal year ended March 31, 2027).

9 Population at July 1st within the fiscal year (e.g. population at July 1, 2026 is used for the fiscal year ended March 31, 2027).

86 |	First Quarterly Report 2026/27

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